FILE NO: 82-34878

1 October 2005

Rentokil Initial

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

RECEIVED
2005 OCT 17 A 11:52
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rentokil Initial plc [redacted]
Felcourt, [redacted]
West Suss
Telephone
Fax 01342

05011714

Dear Sirs

RENTOKIL INITIAL PLC
Information furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Rentokil Initial plc hereby furnishes the documents listed below to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended. The file number assigned for this purpose is 82-3806.

We have enclosed one complete copy of each of the following:

SUPPL

Type of Information or Report	Document furnished
1. Annual report to shareholders and financial statements.	1. Nothing to Report.
2. Semi-annual report to shareholders (including unaudited six-month profit and loss statement).	2. Interim Statement dated 25th August 2005
3. Annual return filed with Registrar of Companies in England and Wales.	3. Nothing to Report.
4. Half-yearly returns filed with the London Stock Exchange, (previously quarterly).	4. Nothing to Report.
5. Changes affecting the Board of Directors.	5. Nothing to report
6. Releases to the London Stock Exchange.	6. 6.1 Holding in Company. 6.2 Statement re the sale of Initial Style Conferences Limited 6.3 Additional Listing for shares relating to stock option plans 6.4 Releases concerning the interest in Rentokil Initial Plc by Raphoe Management Ltd announced on 22nd August 2005 and related market statements in respect of dealings in the company's securities by investors.

PROCESSED
OCT 19 2005
THOMSON FINANCIAL

If you have any questions or require any additional information, please contact me by telephone (collect) on 0011-441342-833022.

Yours faithfully

dlw 10/18

Rentokil Initial

Rule 8.3 - RENTOKIL INITIAL

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	BARCLAYS PLC
Company dealt in	RENTOKIL INITIAL
Relevant security dealt in	ORD GBP 0.01
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection £	
Date of dealing	31 AUGUST 2005

DEALINGS

Amount bought	Price per unit (currency must be stated)
4,683	1.6141
11,458	1.6275
15,924	1.6195
32,219	1.6200
37,100	1.6225
104,653	Transfer
140,347	1.6209
55,153	1.6198

Amount sold	Price per unit (currency must be stated)
3,356	1.6233
250,000	1.6408
8,599	1.6275
116,059	1.6200

Resultant total amount and percentage of the
same relevant security owned or controlled 83,603,557 (4.62%)

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? YES

Date of disclosure	01 SEPTEMBER 2005
Contact name	BARCLAYS CORPORATE SECRETARIAT
Telephone number	0207 116 2913

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient.

In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

£ See the definition of connected fund managers and principal traders in the Definitions Section of the Code.

If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental

Form 8 (Option), as appropriate.

For details of the Codes dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panels website at www.thetakeoverpanel.org.uk.

SUPPLEMENTAL FORM 8 (DERIVATIVE)

DEALINGS/HOLDINGS IN DERIVATIVES
(This form should be attached to Form 8.1, Form 8.1(b)(ii), Form 8.2 or Form 8.3, as appropriate)

Description of all derivative products disclosed on this form	CFD - A purchaser of a CFD will realise a gain if the price of the underlying security goes up. A seller of a CFD will realise a gain if the price of the underlying security goes down. The CFD contracts are open ended and there is no rollover into new contracts.
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.	None

WRITING/ENTERING INTO A DERIVATIVE

Product name eg long CFD	Transaction date	Writing/ entering into (indicate as applicable)	Number of securities to which the derivative is referenced	Reference price (currency must be stated)	Maturity date

Short CFD	31/08/2005	Written	55,153	1.6198

CLOSING OUT A DERIVATIVE

Product name eg long CFD	Transaction date	Number of securities to which the derivative is referenced	Reference price (currency must be stated)	Closing out price (currency must be stated)

DETAILS OF OPEN DERIVATIVES (excluding any transaction set out above)

Product name eg long CFD	Transaction date	Written/ entered into (indicate as applicable)	Number of securities to which the derivative is referenced	Reference price (currency must be stated)	Maturity date
Short CFD	01/07/2005	Entered into	30,234	1.5871	
Long CFD	13/07/2005	Entered into	72,455	1.5930	
Long CFD	13/07/2005	Entered into	28,324	1.5930	
Long CFD	13/07/2005	Entered into	48,840	1.5930	
Long CFD	14/07/2005	Entered into	4,554	1.5875	
Long CFD	14/07/2005	Entered into	124,822	1.5800	
Long CFD	14/07/2005	Entered into	1,780	1.5875	
Long CFD	14/07/2005	Entered into	48,801	1.5800	
Long CFD	14/07/2005	Entered into	3,068	1.5875	
Long CFD	14/07/2005	Entered into	84,138	1.5800	
Long CFD	15/07/2005	Entered into	53,730	1.5686	
Long CFD	22/07/2005	Entered into	20,364	1.5541	
Long CFD	22/07/2005	Entered into	114,426	1.5541	
Long CFD	22/07/2005	Entered into	85,136	1.5541	
Long CFD	26/07/2005	Entered into	88,517	1.5592	
Long CFD	27/07/2005	Entered into	32,092	1.5650	
Long CFD	10/08/2005	Entered into	16,593	1.5388	
Long CFD	10/08/2005	Entered into	40,057	1.5388	
Long CFD	12/08/2005	Entered into	5,762	1.5275	
Long CFD	12/08/2005	Entered into	4,345	1.5275	
Long CFD	15/08/2005	Entered into	37,287	1.5125	
Long CFD	15/08/2005	Entered into	28,122	1.5125	
Long CFD	17/08/2005	Entered into	7,179	1.5083	
Long CFD	17/08/2005	Entered into	47,503	1.5083	
Long CFD	22/08/2005	Entered into	1,079	1.5575	
Long CFD	22/08/2005	Entered into	9,438	1.5516	
Long CFD	22/08/2005	Entered into	9,347	1.5575	
Long CFD	22/08/2005	Entered into	81,696	1.5516	

Long CFD	22/08/2005	Entered into	5,030	1.5575
Long CFD	22/08/2005	Entered into	43,967	1.5516
Short CFD	22/08/2005	Written	43,967	1.5516
Short CFD	22/08/2005	Written	5,030	1.5583
Short CFD	22/08/2005	Written	74,784	1.6248
Long CFD	23/08/2005	Entered into	229,260	1.6414
Short CFD	23/08/2005	Written	1,751	1.6402
Short CFD	23/08/2005	Written	55,554	1.6385
Long CFD	24/08/2005	Written	100,000	1.6425
Short CFD	24/08/2005	Written	15,869	1.6292
Short CFD	24/08/2005	Written	13,916	1.6356
Long CFD	24/08/2005	Entered Into	70,131	1.6564
Long CFD	25/08/2005	Written	100,000	1.6203
Short CFD	26/08/2005	Written	29,000	1.5894
Short CFD	26/08/2005	Written	86,712	1.5988
Short CFD	30/08/2005	Written	360,785	1.6213
Short CFD	30/08/2005	Written	56,175	1.6090
Long CFD	30/08/2005	Entered into	360,785	1.6213

Rentokil Initial

PT Disclosure

NS Number:7052Q
BS AG (EPT)
1 September 2005

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

ame of exempt principal trader	UBS AG
ompany dealt in	BPB PLC
elevant security dealt in	ORDINARY SHARES 50P
ame of offeree/offeror with whom connected	COMPAGNIE DE SAINT-GOBAIN
ature of connection £	CONNECTED ADVISER
ate of dealing	31 August 2005
	471,760
otal number of securities bought	
	7.3168 GBP
ighest price paid (currency must be stated)	
	7.3025 GBP
owest price paid (currency must be stated)	

361,174

otal number of securities sold

7.3260 GBP

ghest price paid (currency must be stated)

7.3000 GBP

owest price paid (currency must be stated)

ate of disclosure 01 September 2005

ontact name ROBIN RAGNUTH

020 7567 8289

elephone number

See the definition of 'connected fund managers and principal traders' in the efinitions Section of the Code.

or details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 nd their Notes which can be viewed on the Takeover Panel's website at ww.thetakeoverpanel.org.uk.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

ame of exempt principal trader UBS AG

Company dealt in	RENTOKIL INITIAL PLC
Relevant security dealt in	ORDINARY SHARES 1P
Name of offeree/offeror with whom connected	RENTOKIL INITIAL PLC
Nature of connection £	CONNECTED ADVISER
Date of dealing	31 August 2005
	202,403
Total number of securities bought	
	1.6246 GBP
Highest price paid (currency must be stated)	
	1.6175 GBP
Lowest price paid (currency must be stated)	
	50,418
Total number of securities sold	
	1.6250 GBP
Highest price paid (currency must be stated)	
	1.6200 GBP
Lowest price paid (currency must be stated)	
Date of disclosure	01 September 2005
Contact name	ROBIN RAGNUTH 020 7567 8289

elephone number

See the definition of 'connected fund managers and principal traders' in the efinitions Section of the Code.

or details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 nd their Notes which can be viewed on the Takeover Panel's website at w.thetakeoverpanel.org.uk.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

me of exempt principal trader	UBS AG
mpany dealt in	HMV GROUP PLC
levant security dealt in	ORDINARY SHARES 1P
me of offeree/offeror with whom connected	HMV GROUP PLC
ture of connection £	CONNECTED ADVISER
te of dealing	31 August 2005
	566,420
tal number of securities bought	
	2.5400 GBP
ghest price paid (currency must be stated)	
	2.5050 GBP

est price paid (currency must be stated)

184,956

al number of securities sold

2.5325 GBP

hest price paid (currency must be stated)

2.5025 GBP

est price paid (currency must be stated)

e of disclosure 01 September 2005

tact name ROBIN RAGNUTH
020 7567 8289

ephone number

See the definition of 'connected fund managers and principal traders' in the
initions Section of the Code.

details of the Code's dealing disclosure requirements, see Rules 8 and 38.5
their Notes which can be viewed on the Takeover Panel's website at
.thetakeoverpanel.org.uk.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

```
me of exempt principal trader                          UBS AG

mpany dealt in                                         OTTAKARS PLC
levant security dealt in                               ORDINARY SHARES 5P

me of offeree/offeror with whom connected              HMV GROUP PLC
ture of connection £                                   CONNECTED ADVISER
te of dealing                                          31 August 2005

                                                       105,000
tal number of securities bought

                                                       3.8038 GBP
ghest price paid (currency must be stated)

                                                       3.8038 GBP
west price paid (currency must be stated)

                                                       0
tal number of securities sold

                                                       0 GBP
ghest price paid (currency must be stated)

                                                       0 GBP
west price paid (currency must  be stated)
```

te of disclosure	01 September 2005
ntact name	ROBIN RAGNUTH
	020 7567 8289
lephone number	

See the definition of 'connected fund managers and principal traders' in the finitions Section of the Code.

r details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 d their Notes which can be viewed on the Takeover Panel's website at w.thetakeoverpanel.org.uk.

D

MBBGDCDBGGGUB

Rentokil Initial

EPT Disclosure - CFD

RNS Number:7047Q
UBS AG (EPT)
01 September 2005

FORM 38.5 (DERIVATIVE)

DEALINGS IN DERIVATIVES BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

Name of exempt principal trader	UBS AG
Company dealt in	RENTOKIL INITIAL PLC
Description of all derivative products disclosed on this form	CFD
Relevant security to which the derivative is referenced	ORDINARY SHARES 1P
Name of offeree/offeror with whom connected	RENTOKIL INITIAL PLC
Nature of connection £	CONNECTED ADVISER
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.	N/A
Date of dealing	31 August 2005

WRITING/ENTERING INTO A DERIVATIVE

Product name	Transaction date	Writing/entering into (indicate as applicable)	Number of securities to which the derivative is referenced	Reference price (currency must be stated)	Maturity date
eg long CFD					

CLOSING OUT A DERIVATIVE

Product name	Transaction date	Number of securities to which the derivative is referenced	Reference price (currency must be stated)	Closing out price (currency must be stated)
eg long CFD				
SHORT CFD	31 Aug 2005	110,000	1.3986 GBP	1.6246 GBP
SHORT CFD	31 Aug 2005	40,000	1.5509 GBP	1.6246 GBP

Date of disclosure	01 September 2005
Contact name	ROBIN RAGNUTH
Telephone number	020 7567 8289

£ See the definition of 'connected fund managers and principal traders' in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

This information is provided by RNS
The company news service from the London Stock Exchange

END

EMMPKDKKDBKDOCK

Rentokil Initial

ule 8.3- (Rentokil Initial)

'S Number:7033Q
ate Street Global Advisors
September 2005

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS
OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

me of purchaser/vendor *	STATE STREET GLOBAL ADVISORS LIMITED
mpany dealt in	Rentokil Initial Plc
levant security dealt in	Ord
a *connected EFM, name of offeree/* feror with which connected	N/A
a connected EFM, nature of connection £	N/A
te of dealing	31/08/2005

ALINGS +

ount bought	Price per unit (GBP)
,797	1.62

ount sold	Price per unit (GBP)
3,895	1.62
066	1.62
,031	1.62
5,745	1.62

,582	1.62	
ultant total amount and percentage of same relevant security owned or trolled	45,717,911	2.53%

A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? YES/ NO

e of disclosure	01/09/2005
tact name	Caroline O'Connor
ephone number	020 7698 6130

Specify the owner or controller in addition to the person dealing. The
ing of nominees or vehicle companies is insufficient. In the case of
closure of dealings by fund managers on behalf of discretionary clients, the
ents need not be named.
See the definition of 'connected fund managers and principal traders' in the
initions Section of the Code.
If disclosing dealings/holdings in derivatives or options, please attach
plemental Form 8 (Derivative) or Supplemental Form 8 (Option), as
ropriate.

details of the Code's dealing disclosure requirements, see Rule 8 and its
es which can be viewed on the Takeover Panel's website at
.thetakeoverpanel.org.uk.

KGGGLGMKGKZM

Rentokil Initial

Rule 8.3-Rentokil Initial Plc

RNS Number:6962Q
Legal & General Investment Mgmnt Ld
01 September 2005

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	Legal & General Investment Management Ltd.
Company dealt in	Rentokil Initial Plc
Relevant security dealt in	Ordinary Shares GBP1
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, nature of connection £	N/A
Date of dealing	31 August 2005

DEALINGS +

Amount bought	Price per unit (currency must be stated)
Amount sold	Price per unit (currency must be stated)
143,461	GBP 1.62

Resultant total amount and percentage of the 63,429,057 3.50%

same relevant security owned or controlled

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	01 September 2005
Contact name	Helen Lewis
Telephone number	0207 528 6742

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

£ See the definition of 'connected fund managers and principal traders' in the Definitions Section of the Code.

+ If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

END

RETUUURPBUPAUBG

Rentokil Initial

Rule 8.3- Rentokil InitialPLC

RNS Number:6953Q
UBS Global Asset Management (UK)Ltd
01 September 2005

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor * UBS GLOBAL ASSET MANAGEMENT (UK) LTD

Company dealt in RENTOKIL INITIAL

Relevant security dealt in ORD 1P (POST REORG)

If a connected EFM, name of offeree/offeror with which connected RENTOKIL INITIAL

If a connected EFM, nature of connection £ CONNECTED ADVISOR TO THE ABOVE

Date of dealing 31/08/2005

DEALINGS +

Amount bought	Price per unit (currency must be stated)

Amount sold	Price per unit (currency must be stated)
138,675	162.38P

Resultant total amount and percentage of the

e relevant security owned or controlled 135,107,580 (7.4%)

A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

e of disclosure 1/09/2005

tact name LOUISE TYLER

ephone number 020 7901 5131

Specify the owner or controller in addition to the person dealing.
The naming of nominees or vehicle companies is insufficient.
In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.
See the definition of 'connected fund managers and principal traders' in the Definitions Section of the Code.
If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

details of the Code's dealing disclosure requirements, see Rule 8 and its es which can be viewed on the Takeover Panel's website at .thetakeoverpanel.org.uk.

This information is provided by RNS
The company news service from the London Stock Exchange

EANNFEENSEEE

Rentokil Initial

EPT Disclosure - Amendment

RNS Number:7911Q
UBS AG (EPT)
02 September 2005

This announcement replaces the previous RNS announcement reference 7645Q released at 12:08 on 2 Sep 05. Amendment made to the BUY and SELL figures of HMV GROUP PLC due to the amendment of a trade and the late entry of another. All other information remains unchanged.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

Name of exempt principal trader	UBS AG
Company dealt in	BPB PLC
Relevant security dealt in	ORDINARY SHARES 50P
Name of offeree/offeror with whom connected	COMPAGNIE DE SAINT-GOBAIN
Nature of connection £	CONNECTED ADVISER
Date of dealing	01 September 2005
Total number of securities bought	746,507
Highest price paid (currency must be stated)	7.3223 GBP
Lowest price paid (currency must be stated)	7.3050 GBP
Total number of securities sold	1,138,532
Highest price paid (currency must be stated)	7.3210 GBP

Lowest price paid (currency must be stated)	7.2962 GBP
Date of disclosure	02 September 2005
Contact name	ROBIN RAGNUTH
Telephone number	020 7567 8289

£ See the definition of 'connected fund managers and principal traders' in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

Name of exempt principal trader	UBS AG
Company dealt in	RENTOKIL INITIAL PLC
Relevant security dealt in	ORDINARY SHARES 1P
Name of offeree/offeror with whom connected	RENTOKIL INITIAL PLC
Nature of connection £	CONNECTED ADVISER
Date of dealing	01 September 2005
Total number of securities bought	874,131
Highest price paid (currency must be stated)	1.6500 GBP
Lowest price paid (currency must be stated)	1.6175 GBP
Total number of securities sold	723,078

Highest price paid (currency must be stated)	1.6475 GBP
Lowest price paid (currency must be stated)	1.6075 GBP
Date of disclosure	02 September 2005
Contact name	ROBIN RAGNUTH
Telephone number	020 7567 8289

£ See the definition of 'connected fund managers and principal traders' in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

Name of exempt principal trader	UBS AG
Company dealt in	HMV GROUP PLC
Relevant security dealt in	ORDINARY SHARES 1P
Name of offeree/offeror with whom connected	HMV GROUP PLC
Nature of connection £	CONNECTED ADVISER
Date of dealing	01 September 2005
Total number of securities bought	1,604,164
Highest price paid (currency must be stated)	2.5950 GBP
Lowest price paid (currency must be stated)	2.5025 GBP

Total number of securities sold	844,521
Highest price paid (currency must be stated)	2.5850 GBP
Lowest price paid (currency must be stated)	2.5025 GBP
Date of disclosure	02 September 2005
Contact name	ROBIN RAGNUTH
Telephone number	020 7567 8289

£ See the definition of 'connected fund managers and principal traders' in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

END
EMMUUUPPBUPAGQP

Rentokil Initial

ıle 8.3-Rentokil Initial Plc

: Number:7874Q
: Global Asset Management (UK)Ltd
September 2005

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

ne of purchaser/vendor *	UBS GLOBAL ASSET MANAGEMENT (UK) LTD
npany dealt in	RENTOKIL INITIAL
evant security dealt in	ORD 1P (POST REORG)
a connected EFM, name of offeree/offeror with ch connected	RENTOKIL INITIAL
a connected EFM, nature of connection £	CONNECTED ADVISOR TO THE ABOVE
e of dealing	1/09/2005

ALINGS +

ount bought	Price per unit (currency must be stated)
7,886	162.25P

ount sold	Price per unit (currency must be stated)

ultant total amount and percentage of the e relevant security owned or controlled	135,125,466 (7.4%)

S A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

ate of disclosure	2/09/2005
ontact name	LOUISE TYLER
elephone number	020 7901 5131

Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named. See the definition of 'connected fund managers and principal traders' in the Definitions Section of the Code. If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

or details of the Code's dealing disclosure requirements, see Rule 8 and its otes which can be viewed on the Takeover Panel's website at ww.thetakeoverpanel.org.uk.

ND

ETEASNAESKSEFE

Rentokil Initial

Rule 8.3 - RENTOKIL INITIAL

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	BARCLAYS PLC
Company dealt in	RENTOKIL INITIAL
Relevant security dealt in	ORD GBP 0.01
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection £	
Date of dealing	01 SEPTEMBER 2005

DEALINGS

Amount bought	Price per unit (currency must be stated)
159,952	1.6300

Amount sold	Price per unit (currency must be stated)
162,116	1.6375
14,992	1.6475

Resultant total amount and percentage of the same relevant security owned or controlled 83,563,790 (4.62%)

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? YES

Date of disclosure	02 SEPTEMBER 2005
Contact name	BARCLAYS CORPORATE SECRETARIAT
Telephone number	0207 116 2913

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient.

In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

£ See the definition of connected fund managers and principal traders in the Definitions Section of the Code.

If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or

Supplemental

Form 8 (Option), as appropriate.

For details of the Codes dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panels website at www.thetakeoverpanel.org.uk.

SUPPLEMENTAL FORM 8 (DERIVATIVE)

DEALINGS/HOLDINGS IN DERIVATIVES
(This form should be attached to Form 8.1, Form 8.1(b)(ii), Form 8.2 or Form 8.3, as appropriate)

Description of all derivative products disclosed on this form	CFD - A purchaser of a CFD will realise a gain if the price of the underlying security goes up. A seller of a CFD will realise a gain if the price of the underlying security goes down. The CFD contracts are open ended and there is no rollover into new contracts.
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.	None

WRITING/ENTERING INTO A DERIVATIVE

Product name eg long CFD	Transaction date	Writing/ entering into (indicate as applicable)	Number of securities to which the derivative is referenced	Reference price (currency must be stated)	Maturity date
Long CFD	01/09/2005	Written	14,992	1.6475	
Short CFD	01/09/2005	Written	159,952	1.6300	

CLOSING OUT A DERIVATIVE

Product name eg long CFD	Transaction date	Number of securities to which the	Reference price (currency must be stated)	Closing out price (currency must be stated)

derivative
is referenced

ETAILS OF OPEN DERIVATIVES (excluding any transaction set out above)

roduct name g long CFD	Transaction date	Written/ entered into (indicate as applicable)	Number of securities to which the derivative is referenced	Reference price (currency must be stated)	Maturity date
hort CFD	21/06/2005	Written	1,267,096	1.5500	
ong CFD	22/06/2005	Written	4,700	1.5975	
ong CFD	23/06/2005	Written	70,700	1.6153	
hort CFD	27/06/2005	Written	30,900	1.5675	
hort CFD	30/06/2005	Written	71,555	1.5894	
hort CFD	30/06/2005	Written	32,236	1.5625	
hort CFD	01/07/2005	Entered into	30,234	1.5871	
hort CFD	01/07/2005	Written	28,500	1.5882	
hort CFD	04/07/2005	Written	6,916	1.5825	
ong CFD	06/07/2005	Written	2,552	1.5823	
hort CFD	06/07/2005	Written	15,400	1.5825	
ong CFD	07/07/2005	Written	52,700	1.5627	
ong CFD	07/07/2005	Written	4,793	1.5554	
hort CFD	07/07/2005	Written	15,806	1.5525	
ong CFD	08/07/2005	Written	27,185	1.5770	
hort CFD	08/07/2005	Written	23,967	1.5775	
ong CFD	11/07/2005	Written	18,098	1.5863	
ong CFD	13/07/2005	Entered into	72,455	1.5930	
ong CFD	13/07/2005	Entered into	28,324	1.5930	
ong CFD	13/07/2005	Entered into	48,840	1.5930	
ong CFD	13/07/2005	Written	5,287	1.5973	
hort CFD	13/07/2005	Written	48,840	1.5938	
ong CFD	14/07/2005	Entered into	4,554	1.5875	
ong CFD	14/07/2005	Entered into	124,822	1.5800	
ong CFD	14/07/2005	Entered into	1,780	1.5875	
ong CFD	14/07/2005	Entered into	48,801	1.5800	
ong CFD	14/07/2005	Entered into	3,068	1.5875	
ong CFD	14/07/2005	Entered into	84,138	1.5800	
hort CFD	14/07/2005	Written	3,068	1.5883	
hort CFD	14/07/2005	Written	7,804	1.5773	
hort CFD	14/07/2005	Written	84,138	1.5800	
ong CFD	15/07/2005	Entered into	53,730	1.5686	
ong CFD	19/07/2005	Written	23,877	1.5497	
ong CFD	22/07/2005	Entered into	20,364	1.5541	
ong CFD	22/07/2005	Entered into	114,426	1.5541	

Long CFD	22/07/2005	Entered into	85,136	1.5541
Short CFD	22/07/2005	Written	85,136	1.5540
Short CFD	22/07/2005	Written	27,687	1.5728
Short CFD	22/07/2005	Written	26,000	1.5670
Short CFD	25/07/2005	Written	16,289	1.5427
Short CFD	25/07/2005	Written	57,696	1.5409
Long CFD	26/07/2005	Entered into	88,517	1.5592
Short CFD	26/07/2005	Written	20,328	1.5562
Short CFD	26/07/2005	Written	128,809	1.5588
Long CFD	27/07/2005	Entered into	32,092	1.5650
Long CFD	27/07/2005	Written	6,846	1.5662
Short CFD	27/07/2005	Written	58,176	1.5587
Short CFD	29/07/2005	Written	52,465	1.5753
Short CFD	29/07/2005	Written	166,250	1.5801
Short CFD	01/08/2005	Written	13,344	1.5532
Long CFD	02/08/2005	Written	17,396	1.5586
Short CFD	02/08/2005	Written	20,000	1.5500
Short CFD	02/08/2005	Written	12,054	1.5535
Long CFD	03/08/2005	Written	9,503	1.5635
Short CFD	03/08/2005	Written	5,091	1.5677
Long CFD	04/08/2005	Written	20,115	1.5648
Short CFD	05/08/2005	Written	10,000	1.5400
Short CFD	05/08/2005	Written	150,000	1.5594
Long CFD	10/08/2005	Entered into	16,593	1.5388
Long CFD	10/08/2005	Entered into	40,057	1.5388
Long CFD	10/08/2005	Written	10,780	1.5430
Short CFD	10/08/2005	Written	10,000	1.5375
Short CFD	11/08/2005	Written	50,000	1.5282
Long CFD	12/08/2005	Entered into	5,762	1.5275
Long CFD	12/08/2005	Entered into	4,345	1.5275
Long CFD	15/08/2005	Entered into	37,287	1.5125
Long CFD	15/08/2005	Entered into	28,122	1.5125
Long CFD	16/08/2005	Written	50,000	1.5218
Long CFD	17/08/2005	Entered into	7,179	1.5083
Long CFD	17/08/2005	Entered into	47,503	1.5083
Long CFD	17/08/2005	Written	46,632	1.5100
Long CFD	17/08/2005	Written	3,328	1.5223
Long CFD	17/08/2005	Written	50,000	1.5118
Short CFD	18/08/2005	Written	100,000	1.5139
Short CFD	19/08/2005	Written	22,050	1.5134
Long CFD	22/08/2005	Entered into	1,079	1.5575
Long CFD	22/08/2005	Entered into	9,438	1.5516
Long CFD	22/08/2005	Entered into	9,347	1.5575
Long CFD	22/08/2005	Entered into	81,696	1.5516
Long CFD	22/08/2005	Entered into	5,030	1.5575
Long CFD	22/08/2005	Entered into	43,967	1.5516

Short CFD	22/08/2005	Written	43,967	1.5516
Short CFD	22/08/2005	Written	5,030	1.5583
Short CFD	22/08/2005	Written	74,784	1.6248
Short CFD	22/08/2005	Written	5,030	1.5583
Short CFD	22/08/2005	Written	74,784	1.6248
Short CFD	22/08/2005	Written	43,967	1.5516
Long CFD	23/08/2005	Entered into	229,260	1.6414
Short CFD	23/08/2005	Written	1,751	1.6402
Short CFD	23/08/2005	Written	55,554	1.6385
Short CFD	23/08/2005	Written	55,554	1.6385
Short CFD	23/08/2005	Written	1,751	1.6402
Long CFD	24/08/2005	Written	100,000	1.6425
Short CFD	24/08/2005	Written	15,869	1.6292
Short CFD	24/08/2005	Written	13,916	1.6356
Long CFD	24/08/2005	Entered Into	70,131	1.6564
Long CFD	25/08/2005	Written	100,000	1.6203
Short CFD	26/08/2005	Written	29,000	1.5894
Short CFD	26/08/2005	Written	86,712	1.5988
Short CFD	30/08/2005	Written	360,785	1.6213
Short CFD	30/08/2005	Written	56,175	1.6090
Long CFD	30/08/2005	Entered into	360,785	1.6213
Short CFD	31/08/2005	Written	55,153	1.6198

Rentokil Initial

8.3 - RENTOKIL INITIAL

8.3

NGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
8.3 of The City Code on Takeovers and Mergers)

of purchaser/vendor *	BARCLAYS PLC
ny dealt in	RENTOKIL INITIAL
ant security dealt in	ORD GBP 0.01
connected EFM, name of offeree/offeror with connected	
connected EFM, nature of connection £	
of dealing	31 AUGUST 2005

NGS

t bought	Price per unit (currency must be stated)
1	1.6201
t sold	Price per unit (currency must be stated)

tant total amount and percentage of the
relevant security owned or controlled 83,580,946 (4.62%)

SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? YES

of disclosure	02 SEPTEMBER 2005
ct name	BARCLAYS CORPORATE SECRETARIAT
hone number	0207 116 2913

cify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is ficient.

e case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be .

See the definition of connected fund managers and principal traders in the Definitions Section of the Code.

f disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or
pplemental

rm 8 (Option), as appropriate.

r details of the Codes dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover
nels website at www.thetakeoverpanel.org.uk.

PPLEMENTAL FORM 8 (DERIVATIVE)

ALINGS/HOLDINGS IN DERIVATIVES
his form should be attached to Form 8.1, Form 8.1(b)(ii), Form 8.2 or Form 8.3, as appropriate)

scription of all derivative products sclosed on this form	CFD - A purchaser of a CFD will realise a gain if the price of the underlying security goes up. A seller of a CFD will realise a gain if the price of the underlying security goes down. The CFD contracts are open ended and there is no rollover into new contracts.
ll details of any agreement, arrangement understanding between the person sclosing and any other person relating the voting rights or future acquisition disposal of any relevant securities to ich any derivative referred to on this rm is referenced. If none, this should stated.	None

ITING/ENTERING INTO A DERIVATIVE

oduct name	Transaction date	Writing/ entering into (indicate as applicable)	Number of securities to which the derivative is referenced	Reference price (currency must be stated)	Maturity date
long CFD					

ING OUT A DERIVATIVE

uct name ong CFD	Transaction date	Number of securities to which the derivative is referenced	Reference price (currency must be stated)	Closing out price (currency must be stated)

ILS OF OPEN DERIVATIVES (excluding any transaction set out above)

uct name ong CFD	Transaction date	Written/ entered into (indicate as applicable)	Number of securities to which the derivative is referenced	Reference price (currency must be stated)	Maturity date
t CFD	21/06/2005	Written	1,267,096	1.5500	
CFD	22/06/2005	Written	4,700	1.5975	
CFD	23/06/2005	Written	70,700	1.6153	
t CFD	27/06/2005	Written	30,900	1.5675	
t CFD	30/06/2005	Written	71,555	1.5894	
t CFD	30/06/2005	Written	32,236	1.5625	
t CFD	01/07/2005	Entered into	30,234	1.5871	
t CFD	01/07/2005	Written	28,500	1.5882	
t CFD	04/07/2005	Written	6,916	1.5825	
CFD	06/07/2005	Written	2,552	1.5823	
t CFD	06/07/2005	Written	15,400	1.5825	
CFD	07/07/2005	Written	52,700	1.5627	
CFD	07/07/2005	Written	4,793	1.5554	
t CFD	07/07/2005	Written	15,806	1.5525	
CFD	08/07/2005	Written	27,185	1.5770	
t CFD	08/07/2005	Written	23,967	1.5775	
CFD	11/07/2005	Written	18,098	1.5863	
CFD	13/07/2005	Entered into	72,455	1.5930	
CFD	13/07/2005	Entered into	28,324	1.5930	
CFD	13/07/2005	Entered into	48,840	1.5930	
CFD	13/07/2005	Written	5,287	1.5973	
t CFD	13/07/2005	Written	48,840	1.5938	
CFD	14/07/2005	Entered into	4,554	1.5875	
CFD	14/07/2005	Entered into	124,822	1.5800	
CFD	14/07/2005	Entered into	1,780	1.5875	
CFD	14/07/2005	Entered into	48,801	1.5800	

FD	14/07/2005	Entered into	3,068	1.5875
FD	14/07/2005	Entered into	84,138	1.5800
CFD	14/07/2005	Written	3,068	1.5883
CFD	14/07/2005	Written	7,804	1.5773
CFD	14/07/2005	Written	84,138	1.5800
FD	15/07/2005	Entered into	53,730	1.5686
FD	19/07/2005	Written	23,877	1.5497
FD	22/07/2005	Entered into	20,364	1.5541
FD	22/07/2005	Entered into	114,426	1.5541
FD	22/07/2005	Entered into	85,136	1.5541
CFD	22/07/2005	Written	85,136	1.5540
CFD	22/07/2005	Written	27,687	1.5728
CFD	22/07/2005	Written	26,000	1.5670
CFD	25/07/2005	Written	16,289	1.5427
CFD	25/07/2005	Written	57,696	1.5409
FD	26/07/2005	Entered into	88,517	1.5592
CFD	26/07/2005	Written	20,328	1.5562
CFD	26/07/2005	Written	128,809	1.5588
FD	27/07/2005	Entered into	32,092	1.5650
FD	27/07/2005	Written	6,846	1.5662
CFD	27/07/2005	Written	58,176	1.5587
CFD	29/07/2005	Written	52,465	1.5753
CFD	29/07/2005	Written	166,250	1.5801
CFD	01/08/2005	Written	13,344	1.5532
FD	02/08/2005	Written	17,396	1.5586
CFD	02/08/2005	Written	20,000	1.5500
CFD	02/08/2005	Written	12,054	1.5535
FD	03/08/2005	Written	9,503	1.5635
CFD	03/08/2005	Written	5,091	1.5677
FD	04/08/2005	Written	20,115	1.5648
CFD	05/08/2005	Written	10,000	1.5400
CFD	05/08/2005	Written	150,000	1.5594
FD	10/08/2005	Entered into	16,593	1.5388
FD	10/08/2005	Entered into	40,057	1.5388
FD	10/08/2005	Written	10,780	1.5430
CFD	10/08/2005	Written	10,000	1.5375
CFD	11/08/2005	Written	50,000	1.5282
FD	12/08/2005	Entered into	5,762	1.5275
FD	12/08/2005	Entered into	4,345	1.5275
FD	15/08/2005	Entered into	37,287	1.5125
FD	15/08/2005	Entered into	28,122	1.5125
FD	16/08/2005	Written	50,000	1.5218

ong CFD	17/08/2005	Entered into	7,179	1.5083
ong CFD	17/08/2005	Entered into	47,503	1.5083
ong CFD	17/08/2005	Written	46,632	1.5100
ong CFD	17/08/2005	Written	3,328	1.5223
ong CFD	17/08/2005	Written	50,000	1.5118
Short CFD	18/08/2005	Written	100,000	1.5139
Short CFD	19/08/2005	Written	22,050	1.5134
ong CFD	22/08/2005	Entered into	1,079	1.5575
ong CFD	22/08/2005	Entered into	9,438	1.5516
ong CFD	22/08/2005	Entered into	9,347	1.5575
ong CFD	22/08/2005	Entered into	81,696	1.5516
ong CFD	22/08/2005	Entered into	5,030	1.5575
ong CFD	22/08/2005	Entered into	43,967	1.5516
Short CFD	22/08/2005	Written	43,967	1.5516
Short CFD	22/08/2005	Written	5,030	1.5583
Short CFD	22/08/2005	Written	74,784	1.6248
Short CFD	22/08/2005	Written	5,030	1.5583
Short CFD	22/08/2005	Written	74,784	1.6248
Short CFD	22/08/2005	Written	43,967	1.5516
ong CFD	23/08/2005	Entered into	229,260	1.6414
Short CFD	23/08/2005	Written	1,751	1.6402
Short CFD	23/08/2005	Written	55,554	1.6385
Short CFD	23/08/2005	Written	55,554	1.6385
Short CFD	23/08/2005	Written	1,751	1.6402
ong CFD	24/08/2005	Written	100,000	1.6425
Short CFD	24/08/2005	Written	15,869	1.6292
Short CFD	24/08/2005	Written	13,916	1.6356
ong CFD	24/08/2005	Entered Into	70,131	1.6564
ong CFD	25/08/2005	Written	100,000	1.6203
hort CFD	26/08/2005	Written	29,000	1.5894
hort CFD	26/08/2005	Written	86,712	1.5988
hort CFD	30/08/2005	Written	360,785	1.6213
hort CFD	30/08/2005	Written	56,175	1.6090
ong CFD	30/08/2005	Entered into	360,785	1.6213
hort CFD	31/08/2005	Written	55,153	1.6198

Rentokil Initial

EPT Disclosure - CFD

RNS Number:7654Q
JBS AG (EPT)
)2 September 2005

FORM 38.5 (DERIVATIVE)

DEALINGS IN DERIVATIVES BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

Name of exempt principal trader	UBS AG
Company dealt in	RENTOKIL INITIAL PLC
Description of all derivative products disclosed on this form	CFD
Relevant security to which the derivative is referenced	ORDINARY SHARES 1P
Name of offeree/offeror with whom connected	RENTOKIL INITIAL PLC
Nature of connection £	CONNECTED ADVISER
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.	N/A
Date of dealing	01 September 2005

WRITING/ENTERING INTO A DERIVATIVE

Product name	Transaction date	Writing/entering into (indicate as applicable)	Number of securities to which the derivative is referenced	Reference price (currency must be stated)	Maturity date
eg long CFD					
LONG CFD	01 Sep 2005	WRITING	200,000	1.6496 GBP	06/09/2012

CLOSING OUT A DERIVATIVE

Product name	Transaction date	Number of securities to which the derivative is referenced	Reference price (currency must be stated)	Closing out price (currency must be stated)
eg long CFD				

Date of disclosure 02 September 2005

Contact name ROBIN RAGNUTH

Telephone number 020 7567 8289

£ See the definition of 'connected fund managers and principal traders' in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

END

EMMPKBKDBBKDQCK

Rentokil Initial

T Disclosure

Number:7645Q
AG (EPT)
September 2005

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

e of exempt principal trader	UBS AG
pany dealt in	BPB PLC
evant security dealt in	ORDINARY SHARES 50P
e of offeree/offeror with whom connected	COMPAGNIE DE SAINT-GOBAIN
ure of connection £	CONNECTED ADVISER
e of dealing	01 September 2005
	746,507
l number of securities bought	
	7.3223 GBP
est price paid (currency must be stated)	
	7.3050 GBP
st price paid (currency must be stated)	

1,138,532

number of securities sold

7.3210 GBP

st price paid (currency must be stated)

7.2962 GBP

t price paid (currency must be stated)

of disclosure 02 September 2005

ct name ROBIN RAGNUTH
020 7567 8289

hone number

e the definition of 'connected fund managers and principal traders' in the itions Section of the Code.

etails of the Code's dealing disclosure requirements, see Rules 8 and 38.5 heir Notes which can be viewed on the Takeover Panel's website at netakeoverpanel.org.uk.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

of exempt principal trader UBS AG

npany dealt in	RENTOKIL INITIAL PLC
levant security dealt in	ORDINARY SHARES 1P
ne of offeree/offeror with whom connected	RENTOKIL INITIAL PLC
ture of connection £	CONNECTED ADVISER
te of dealing	01 September 2005
	874,131
tal number of securities bought	
	1.6500 GBP
ghest price paid (currency must be stated)	
	1.6175 GBP
west price paid (currency must be stated)	
	723,078
tal number of securities sold	
	1.6475 GBP
ghest price paid (currency must be stated)	
	1.6075 GBP
west price paid (currency must be stated)	
e of disclosure	02 September 2005
tact name	ROBIN RAGNUTH 020 7567 8289

ephone number

See the definition of 'connected fund managers and principal traders' in the
initions Section of the Code.

details of the Code's dealing disclosure requirements, see Rules 8 and 38.5
their Notes which can be viewed on the Takeover Panel's website at
.thetakeoverpanel.org.uk.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

e of exempt principal trader	UBS AG
pany dealt in	HMV GROUP PLC
evant security dealt in	ORDINARY SHARES 1P
e of offeree/offeror with whom connected	HMV GROUP PLC
ure of connection £	CONNECTED ADVISER
e of dealing	01 September 2005
	1,582,920
al number of securities bought	
	2.5950 GBP
hest price paid (currency must be stated)	
	2.5025 GBP

st price paid (currency must be stated) 541,765

l number of securities sold 2.5850 GBP

est price paid (currency must be stated) 2.5025 GBP

st price paid (currency must be stated)

of disclosure 02 September 2005

act name ROBIN RAGNUTH
020 7567 8289

phone number

ee the definition of 'connected fund managers and principal traders' in the nitions Section of the Code.

details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 their Notes which can be viewed on the Takeover Panel's website at thetakeoverpanel.org.uk.

This information is provided by RNS
The company news service from the London Stock Exchange

)GDCIGGGGUD

Rentokil Initial

Rule 8.3- (Rentokil Initial)

RNS Number:7612Q
State Street Global Advisors
02 September 2005

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	STATE STREET GLOBAL ADVISORS LIMITED
Company dealt in	Rentokil Initial Plc
Relevant security dealt in	Ord
If a connected EFM, name of offeree/ offeror with which connected	N/A
If a connected EFM, nature of connection £	N/A
Date of dealing	01/09/2005

DEALINGS + *****Variance of 58,629 due to Transfer Deliver*****

Amount bought	Price per unit (GBP)
12,031	1.62
Amount sold	Price per unit (GBP)
6,607	1.64

Resultant total amount and percentage of the same relevant security owned or controlled: 45,664,706 2.52%

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? YES/ NO

Date of disclosure	02/09/2005
Contact name	Caroline O'Connor
Telephone number	020 7698 6130

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

£ See the definition of 'connected fund managers and principal traders' in the

Definitions Section of the Code.

+ If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

END

RETDGGGLMZDGKZM

Rentokil Initial

ule 8.3-Rentokil Initial PLC

S Number:7550Q
hroders PLC
September 2005

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY

(Rule 8.3 of The City Code on Takeovers and Mergers)

ne of purchaser/vendor *	Schroders plc
pany dealt in	Rentokil Initial Plc
evant security dealt in	Ordinary 1p shares
a connected EFM, name of offeree/offeror with ch connected	n/a
a connected EFM, nature of connection £	n/a
e of dealing	01.09.05

LINGS +

unt bought	Price per unit (currency must be stated)
00,000	161.833p
unt sold	Price per unit (currency must be stated)

Resultant total amount and percentage of the same relevant security owned or controlled	59,547,700 (3.289%)

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	02.09.05
Contact name	Alison Dunn
Telephone number	020 7658 2962

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

£ See the definition of 'connected fund managers and principal traders' in the Definitions Section of the Code.

\+ If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

END

RETPKBKQKBKDACK

Rentokil Initial

EPT Disclosure - Replacement

RNS Number:8632Q
UBS AG (EPT)
05 September 2005

This announcement replaces the previous RNS announcement reference 7911Q released at 16:36 on 2 Sep 05. Amendment made to the BUY and SELL figures of RENTOKIL INITIAL PLC due to the amendment of a trade. All other information remains unchanged.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

Name of exempt principal trader	UBS AG
Company dealt in	BPB PLC
Relevant security dealt in	ORDINARY SHARES 50P
Name of offeree/offeror with whom connected	COMPAGNIE DE SAINT-GOBAIN
Nature of connection £	CONNECTED ADVISER
Date of dealing	01 September 2005
Total number of securities bought	746,507
Highest price paid (currency must be stated)	7.3223 GBP
Lowest price paid (currency must be stated)	7.3050 GBP
Total number of securities sold	1,138,532
Highest price paid (currency must be stated)	7.3210 GBP

Lowest price paid (currency must be stated)	7.2962 GBP
Date of disclosure	02 September 2005
Contact name	ROBIN RAGNUTH
Telephone number	020 7567 8289

£ See the definition of 'connected fund managers and principal traders' in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

Name of exempt principal trader	UBS AG
Company dealt in	RENTOKIL INITIAL PLC
Relevant security dealt in	ORDINARY SHARES 1P
Name of offeree/offeror with whom connected	RENTOKIL INITIAL PLC
Nature of connection £	CONNECTED ADVISER
Date of dealing	01 September 2005
Total number of securities bought	879,131
Highest price paid (currency must be stated)	1.6500 GBP
Lowest price paid (currency must be stated)	1.6175 GBP
Total number of securities sold	718,078

Highest price paid (currency must be stated)	1.6475 GBP
Lowest price paid (currency must be stated)	1.6075 GBP
Date of disclosure	02 September 2005
Contact name	ROBIN RAGNUTH
Telephone number	020 7567 8289

£ See the definition of 'connected fund managers and principal traders' in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

Name of exempt principal trader	UBS AG
Company dealt in	HMV GROUP PLC
Relevant security dealt in	ORDINARY SHARES 1P
Name of offeree/offeror with whom connected	HMV GROUP PLC
Nature of connection £	CONNECTED ADVISER
Date of dealing	01 September 2005
Total number of securities bought	1,604,164
Highest price paid (currency must be stated)	2.5950 GBP
Lowest price paid (currency must be stated)	2.5025 GBP

Total number of securities sold	844,521
Highest price paid (currency must be stated)	2.5850 GBP
Lowest price paid (currency must be stated)	2.5025 GBP
Date of disclosure	02 September 2005
Contact name	ROBIN RAGNUTH
Telephone number	020 7567 8289

£ See the definition of 'connected fund managers and principal traders' in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

END

EMMLAMRTMMBMBPA

Rentokil Initial

Rule 8.3 - RENTOKIL INITIAL

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	BARCLAYS PLC
Company dealt in	RENTOKIL INITIAL
Relevant security dealt in	ORD GBP 0.01
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection £	
Date of dealing	02 SEPTEMBER 2005

DEALINGS

Amount bought	Price per unit (currency must be stated)
2,768	1.6400
Amount sold	Price per unit (currency must be stated)
5,347	1.6400

Resultant total amount and percentage of the same relevant security owned or controlled 83,561,211 (4.62%)

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? YES

Date of disclosure	05 SEPTEMBER 2005
Contact name	BARCLAYS CORPORATE SECRETARIAT
Telephone number	0207 116 2913

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient.

In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

£ See the definition of connected fund managers and principal traders in the Definitions Section of the Code.

If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental

Form 8 (Option), as appropriate.

For details of the Codes dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panels website at www.thetakeoverpanel.org.uk.

SUPPLEMENTAL FORM 8 (DERIVATIVE)

DEALINGS/HOLDINGS IN DERIVATIVES
(This form should be attached to Form 8.1, Form 8.1(b)(ii), Form 8.2 or Form 8.3, as appropriate)

Description of all derivative products disclosed on this form	CFD - A purchaser of a CFD will realise a gain if the price of the underlying security goes up. A seller of a CFD will realise a gain if the price of the underlying security goes down. The CFD contracts are open ended and there is no rollover into new contracts.
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.	None

WRITING/ENTERING INTO A DERIVATIVE

Product name eg long CFD	Transaction date	Writing/ entering into (indicate as applicable)	Number of securities to which the derivative is referenced	Reference price (currency must be stated)	Maturity date

CLOSING OUT A DERIVATIVE

Product name eg long CFD	Transaction date	Number of securities to which the derivative is referenced	Reference price (currency must be stated)	Closing out price (currency must be stated)

DETAILS OF OPEN DERIVATIVES (excluding any transaction set out above)

Product name eg long CFD	Transaction date	Written/ entered into (indicate as applicable)	Number of securities to which the derivative is referenced	Reference price (currency must be stated)	Maturity date
Short CFD	21/06/2005	Written	1,267,096	1.5500	
Long CFD	22/06/2005	Written	4,700	1.5975	
Long CFD	23/06/2005	Written	70,700	1.6153	
Short CFD	27/06/2005	Written	30,900	1.5675	
Short CFD	30/06/2005	Written	71,555	1.5894	
Short CFD	30/06/2005	Written	32,236	1.5625	
Short CFD	01/07/2005	Entered into	30,234	1.5871	
Short CFD	01/07/2005	Written	28,500	1.5882	
Short CFD	04/07/2005	Written	6,916	1.5825	
Long CFD	06/07/2005	Written	2,552	1.5823	
Short CFD	06/07/2005	Written	15,400	1.5825	
Long CFD	07/07/2005	Written	52,700	1.5627	
Long CFD	07/07/2005	Written	4,793	1.5554	
Short CFD	07/07/2005	Written	15,806	1.5525	
Long CFD	08/07/2005	Written	27,185	1.5770	
Short CFD	08/07/2005	Written	23,967	1.5775	
Long CFD	11/07/2005	Written	18,098	1.5863	
Long CFD	13/07/2005	Entered into	72,455	1.5930	
Long CFD	13/07/2005	Entered into	28,324	1.5930	
Long CFD	13/07/2005	Entered into	48,840	1.5930	
Long CFD	13/07/2005	Written	5,287	1.5973	
Short CFD	13/07/2005	Written	48,840	1.5938	
Long CFD	14/07/2005	Entered into	4,554	1.5875	
Long CFD	14/07/2005	Entered into	124,822	1.5800	
Long CFD	14/07/2005	Entered into	1,780	1.5875	
Long CFD	14/07/2005	Entered into	48,801	1.5800	

Long CFD	14/07/2005	Entered into	3,068	1.5875
Long CFD	14/07/2005	Entered into	84,138	1.5800
Short CFD	14/07/2005	Written	3,068	1.5883
Short CFD	14/07/2005	Written	7,804	1.5773
Short CFD	14/07/2005	Written	84,138	1.5800
Long CFD	15/07/2005	Entered into	53,730	1.5686
Long CFD	19/07/2005	Written	23,877	1.5497
Long CFD	22/07/2005	Entered into	20,364	1.5541
Long CFD	22/07/2005	Entered into	114,426	1.5541
Long CFD	22/07/2005	Entered into	85,136	1.5541
Short CFD	22/07/2005	Written	85,136	1.5540
Short CFD	22/07/2005	Written	27,687	1.5728
Short CFD	22/07/2005	Written	26,000	1.5670
Short CFD	25/07/2005	Written	16,289	1.5427
Short CFD	25/07/2005	Written	57,696	1.5409
Long CFD	26/07/2005	Entered into	88,517	1.5592
Short CFD	26/07/2005	Written	20,328	1.5562
Short CFD	26/07/2005	Written	128,809	1.5588
Long CFD	27/07/2005	Entered into	32,092	1.5650
Long CFD	27/07/2005	Written	6,846	1.5662
Short CFD	27/07/2005	Written	58,176	1.5587
Short CFD	29/07/2005	Written	52,465	1.5753
Short CFD	29/07/2005	Written	166,250	1.5801
Short CFD	01/08/2005	Written	13,344	1.5532
Long CFD	02/08/2005	Written	17,396	1.5586
Short CFD	02/08/2005	Written	20,000	1.5500
Short CFD	02/08/2005	Written	12,054	1.5535
Long CFD	03/08/2005	Written	9,503	1.5635
Short CFD	03/08/2005	Written	5,091	1.5677
Long CFD	04/08/2005	Written	20,115	1.5648
Short CFD	05/08/2005	Written	10,000	1.5400
Short CFD	05/08/2005	Written	150,000	1.5594
Long CFD	10/08/2005	Entered into	16,593	1.5388
Long CFD	10/08/2005	Entered into	40,057	1.5388
Long CFD	10/08/2005	Written	10,780	1.5430
Short CFD	10/08/2005	Written	10,000	1.5375
Short CFD	11/08/2005	Written	50,000	1.5282
Long CFD	12/08/2005	Entered into	5,762	1.5275
Long CFD	12/08/2005	Entered into	4,345	1.5275
Long CFD	15/08/2005	Entered into	37,287	1.5125
Long CFD	15/08/2005	Entered into	28,122	1.5125
Long CFD	16/08/2005	Written	50,000	1.5218

Long CFD	17/08/2005	Entered into	7,179	1.5083
Long CFD	17/08/2005	Entered into	47,503	1.5083
Long CFD	17/08/2005	Written	46,632	1.5100
Long CFD	17/08/2005	Written	3,328	1.5223
Long CFD	17/08/2005	Written	50,000	1.5118
Short CFD	18/08/2005	Written	100,000	1.5139
Short CFD	19/08/2005	Written	22,050	1.5134
Long CFD	22/08/2005	Entered into	1,079	1.5575
Long CFD	22/08/2005	Entered into	9,438	1.5516
Long CFD	22/08/2005	Entered into	9,347	1.5575
Long CFD	22/08/2005	Entered into	81,696	1.5516
Long CFD	22/08/2005	Entered into	5,030	1.5575
Long CFD	22/08/2005	Entered into	43,967	1.5516
Short CFD	22/08/2005	Written	43,967	1.5516
Short CFD	22/08/2005	Written	5,030	1.5583
Short CFD	22/08/2005	Written	74,784	1.6248
Short CFD	22/08/2005	Written	5,030	1.5583
Short CFD	22/08/2005	Written	74,784	1.6248
Short CFD	22/08/2005	Written	43,967	1.5516
Long CFD	23/08/2005	Entered into	229,260	1.6414
Short CFD	23/08/2005	Written	1,751	1.6402
Short CFD	23/08/2005	Written	55,554	1.6385
Short CFD	23/08/2005	Written	55,554	1.6385
Short CFD	23/08/2005	Written	1,751	1.6402
Long CFD	24/08/2005	Written	100,000	1.6425
Short CFD	24/08/2005	Written	15,869	1.6292
Short CFD	24/08/2005	Written	13,916	1.6356
Long CFD	24/08/2005	Entered Into	70,131	1.6564
Long CFD	25/08/2005	Written	100,000	1.6203
Short CFD	26/08/2005	Written	29,000	1.5894
Short CFD	26/08/2005	Written	86,712	1.5988
Short CFD	30/08/2005	Written	360,785	1.6213
Short CFD	30/08/2005	Written	56,175	1.6090
Long CFD	30/08/2005	Entered into	360,785	1.6213
Short CFD	31/08/2005	Written	55,153	1.6198
Long CFD	01/09/2005	Written	14,992	1.6475
Short CFD	01/09/2005	Written	159,952	1.6300

Rentokil Initial

EPT Disclosure

RNS Number:8303Q
UBS AG (EPT)
05 September 2005

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

Name of exempt principal trader	UBS AG
Company dealt in	BPB PLC
Relevant security dealt in	ORDINARY SHARES 50P
Name of offeree/offeror with whom connected	COMPAGNIE DE SAINT-GOBAIN
Nature of connection £	CONNECTED ADVISER
Date of dealing	02 September 2005
Total number of securities bought	20,147
Highest price paid (currency must be stated)	7.3210 GBP
Lowest price paid (currency must be stated)	7.3100 GBP
Total number of securities sold	116,939

7.3200 GBP

Highest price paid (currency must be stated)

7.3006 GBP

Lowest price paid (currency must be stated)

Date of disclosure 05 September 2005

Contact name ROBIN RAGNUTH

020 7567 8289

Telephone number

£ See the definition of 'connected fund managers and principal traders' in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

Name of exempt principal trader	UBS AG
Company dealt in	RENTOKIL INITIAL PLC
Relevant security dealt in	ORDINARY SHARES 1P
Name of offeree/offeror with whom connected	RENTOKIL INITIAL PLC
Nature of connection £	CONNECTED ADVISER
Date of dealing	02 September 2005

Total number of securities bought	106,017
Highest price paid (currency must be stated)	1.6375 GBP
Lowest price paid (currency must be stated)	1.6325 GBP
Total number of securities sold	90,366
Highest price paid (currency must be stated)	1.6400 GBP
Lowest price paid (currency must be stated)	1.6350 GBP
Date of disclosure	05 September 2005
Contact name	ROBIN RAGNUTH
Telephone number	020 7567 8289

£ See the definition of 'connected fund managers and principal traders' in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

Name of exempt principal trader	UBS AG
Company dealt in	HMV GROUP PLC
Relevant security dealt in	ORDINARY SHARES 1P
Name of offeree/offeror with whom connected	HMV GROUP PLC
Nature of connection £	CONNECTED ADVISER
Date of dealing	02 September 2005
	180,762
Total number of securities bought	
	2.5850 GBP
Highest price paid (currency must be stated)	
	2.5225 GBP
Lowest price paid (currency must be stated)	
	247,191
Total number of securities sold	
	2.5625 GBP
Highest price paid (currency must be stated)	
	2.5450 GBP

Lowest price paid (currency must be stated)	
Date of disclosure	05 September 2005
Contact name	ROBIN RAGNUTH
Telephone number	020 7567 8289

£ See the definition of 'connected fund managers and principal traders' in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

END

EMMBDGDCLGGGGUU

Rentokil Initial

Rule 8.3- (Rentokil)

RNS Number:8228Q
Legal & General Investment Mgmnt Ld
05 September 2005

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY

(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	Legal & General Investment Management Ltd.
Company dealt in	Rentokil Initial Plc
Relevant security dealt in	Ordinary Shares GBP1
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, nature of connection £	N/A
Date of dealing	02 September 2005

DEALINGS +

Amount bought	Price per unit (currency must be stated)
Amount sold	Price per unit (currency must be stated)

118,759		GBP 1.6338
Resultant total amount and percentage of the same relevant security owned or controlled	63,388,340	3.50%

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	05 September 2005
Contact name	Victoria Greenwood
Telephone number	0207 335 5083

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

£ See the definition of 'connected fund managers and principal traders' in the Definitions Section of the Code.

+ If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

END

RETEAFNSEFLSEFE

Rentokil Initial

Rule 8.3- Rentokil Initial

RNS Number:8183Q
State Street Global Advisors
05 September 2005

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	STATE STREET GLOBAL ADVISORS LIMITED
Company dealt in	Rentokil Initial Plc
Relevant security dealt in	Ord
If a connected EFM, name of offeree/ offeror with which connected	N/A
If a connected EFM, nature of connection £	N/A
Date of dealing	02/09/2005

DEALINGS +

Amount bought	Price per unit (GBP)
130,996	1.65

Amount sold	Price per unit (GBP)

Resultant total amount and percentage of the same relevant security owned or controlled	45,795,702	2.53%

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? YES/ NO

Date of disclosure	05/09/2005
Contact name	Caroline O'Connor
Telephone number	020 7698 6130

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

£ See the definition of 'connected fund managers and principal traders' in the Definitions Section of the Code.

+ If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

END

RETBELFBEKBLBBQ

Rentokil Initial

EPT Disclosure-Amendment

RNS Number:9131Q
UBS AG (EPT)
06 September 2005

This announcement replaces the previous RNS announcement reference 8303Q released at 12:06 on 5 Sep 05. Amendment made to the BUY and SELL figures of RENTOKIL INITIAL PLC due to the late entry of trades. All other information remains unchanged.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

Name of exempt principal trader	UBS AG
Company dealt in	BPB PLC
Relevant security dealt in	ORDINARY SHARES 50P
Name of offeree/offeror with whom connected	COMPAGNIE DE SAINT-GOBAIN
Nature of connection £	CONNECTED ADVISER
Date of dealing	02 September 2005
Total number of securities bought	20,147
Highest price paid (currency must be stated)	7.3210 GBP

Lowest price paid (currency must be stated)	7.3100 GBP
Total number of securities sold	116,939
Highest price paid (currency must be stated)	7.3200 GBP
Lowest price paid (currency must be stated)	7.3006 GBP
Date of disclosure	05 September 2005
Contact name	ROBIN RAGNUTH
Telephone number	020 7567 8289

£ See the definition of 'connected fund managers and principal traders' in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

Name of exempt principal trader	UBS AG
Company dealt in	RENTOKIL INITIAL PLC
Relevant security dealt in	ORDINARY SHARES 1P

Name of offeree/offeror with whom connected	RENTOKIL INITIAL PLC
Nature of connection £	CONNECTED ADVISER
Date of dealing	02 September 2005
Total number of securities bought	467,673
Highest price paid (currency must be stated)	1.6375 GBP
Lowest price paid (currency must be stated)	1.6314 GBP
Total number of securities sold	452,022
Highest price paid (currency must be stated)	1.6400 GBP
Lowest price paid (currency must be stated)	1.6347 GBP
Date of disclosure	05 September 2005
Contact name	ROBIN RAGNUTH
Telephone number	020 7567 8289

£ See the definition of 'connected fund managers and principal traders' in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

Name of exempt principal trader	UBS AG
Company dealt in	HMV GROUP PLC
Relevant security dealt in	ORDINARY SHARES 1P
Name of offeree/offeror with whom connected	HMV GROUP PLC
Nature of connection £	CONNECTED ADVISER
Date of dealing	02 September 2005
Total number of securities bought	180,762
Highest price paid (currency must be stated)	2.5850 GBP
Lowest price paid (currency must be stated)	2.5225 GBP
Total number of securities sold	247,191
Highest price paid (currency must be stated)	2.5625 GBP
Lowest price paid (currency must be stated)	2.5450 GBP
Date of disclosure	05 September 2005
Contact name	ROBIN RAGNUTH

Telephone number	020 7567 8289

£ See the definition of 'connected fund managers and principal traders' in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

END

EMMBUGDCCDGGGUL

Rentokil Initial

EPT Disclosure

RNS Number:8973Q
UBS AG (EPT)
06 September 2005

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

Name of exempt principal trader	UBS AG
Company dealt in	BPB PLC
Relevant security dealt in	ORDINARY SHARES 50P
Name of offeree/offeror with whom connected	COMPAGNIE DE SAINT-GOBAIN
Nature of connection £	CONNECTED ADVISER
Date of dealing	05 September 2005
	212,471
Total number of securities bought	
	7.316 GBP
Highest price paid (currency must be stated)	
	7.310 GBP
Lowest price paid (currency must be stated)	
	83,810
Total number of securities sold	

	7.325 GBP
Highest price paid (currency must be stated)	
	7.31 GBP
Lowest price paid (currency must be stated)	
Date of disclosure	06 September 2005
Contact name	JOSEPH EVANS
	020 7567 8287
Telephone number	

£ See the definition of 'connected fund managers and principal traders' in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

Name of exempt principal trader	UBS AG
Company dealt in	RENTOKIL INITIAL PLC
Relevant security dealt in	ORDINARY SHARES 1P
Name of offeree/offeror with whom connected	RENTOKIL INITIAL PLC
Nature of connection £	CONNECTED ADVISER
Date of dealing	05 September 2005

	51,656
Total number of securities bought	
	1.6375 GBP
Highest price paid (currency must be stated)	
	1.635 GBP
Lowest price paid (currency must be stated)	
	191,896
Total number of securities sold	
	1.635 GBP
Highest price paid (currency must be stated)	
	1.629941 GBP
Lowest price paid (currency must be stated)	
Date of disclosure	06 September 2005
Contact name	JOSEPH EVANS 020 7567 8287
Telephone number	

£ See the definition of 'connected fund managers and principal traders' in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

Name of exempt principal trader   UBS AG

Company dealt in   HMV GROUP PLC
Relevant security dealt in   ORDINARY SHARES 1P

Name of offeree/offeror with whom connected   HMV GROUP PLC
Nature of connection £   CONNECTED ADVISER
Date of dealing   05 September 2005

145,699

Total number of securities bought

2.5625 GBP

Highest price paid (currency must be stated)

2.55375 GBP

Lowest price paid (currency must be stated)

190,862

Total number of securities sold

2.55 GBP

Highest price paid (currency must be stated)

2.525 GBP

Lowest price paid (currency must be stated)

Date of disclosure 06 September 2005

Contact name JOSEPH EVANS
020 7567 8287

Telephone number

£ See the definition of 'connected fund managers and principal traders' in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

Name of exempt principal trader UBS AG

Company dealt in EXEL PLC
Relevant security dealt in ORDINARY SHARES 27 7/9P

Name of offeree/offeror with whom connected EXEL PLC
Nature of connection £ CONNECTED ADVISER
Date of dealing 05 September 2005

373,017

Total number of securities bought

11.90 GBP

Highest price paid (currency must be stated)

Lowest price paid (currency must be stated)	11.54 GBP
Total number of securities sold	350,677
Highest price paid (currency must be stated)	11.9119 GBP
Lowest price paid (currency must be stated)	11.57 GBP
Date of disclosure	06 September 2005
Contact name	JOSEPH EVANS
Telephone number	020 7567 8287

£ See the definition of 'connected fund managers and principal traders' in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

END

EMMBDGDCIDGGGUL

Rentokil Initial

Rule 8.3- Rentokil Plc

RNS Number:8894Q
Schroders PLC
06 September 2005

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY

(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	Schroders plc
Company dealt in	Rentokil Initial Plc
Relevant security dealt in	Ordinary 1p shares
If a connected EFM, name of offeree/offeror with which connected	n/a
If a connected EFM, nature of connection £	n/a
Date of dealing	05.09.05

DEALINGS +

Amount bought	Price per unit (currency must be stated)
253,746	163.5p
Amount sold	Price per unit (currency must

	be stated)
Resultant total amount and percentage of the same relevant security owned or controlled	59,801,446 (3.303%)

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	06.09.05
Contact name	Katy Creagh-Osborne
Telephone number	020 7658 2959

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

£ See the definition of 'connected fund managers and principal traders' in the Definitions Section of the Code.

\+ If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

This information is provided by RNS
The company news service from the London Stock Exchange

END
RETFQLFBEKBXBBV

Rentokil Initial

Rule 8.3-Rentokil Initial Plc

RNS Number:8891Q
Legal & General Investment Mgmnt Ld
06 September 2005

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY

(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	Legal & General Investment Management Ltd.
Company dealt in	Rentokil Initial Plc
Relevant security dealt in	Ordinary Shares GBP1
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, nature of connection £	N/A
Date of dealing	05 September 2005

DEALINGS +

Amount bought	Price per unit (currency must be stated)
Amount sold	Price per unit (currency must be stated)
220,146	GBP 1.6375

Resultant total amount and percentage of the same relevant security owned or controlled	63,168,194	3.48%

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	06 September 2005
Contact name	Helen Lewis
Telephone number	0207 528 6742

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

£ See the definition of 'connected fund managers and principal traders' in the Definitions Section of the Code.

+ If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

END

RETUUUWWBUPAGGQ

Rentokil Initial

Rule 8.3- (Rentokil Initial)

RNS Number:8821Q
State Street Global Advisors
06 September 2005

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	STATE STREET GLOBAL ADVISORS LIMITED
Company dealt in	Rentokil Initial PLC
Relevant security dealt in	Ord
If a connected EFM, name of offeree/ offeror with which connected	N/A
If a connected EFM, nature of connection £	N/A
Date of dealing	05/09/2005
DEALINGS +	*****Variance of 44,751 due to Transfer Deliver*****
Amount bought	Price per unit (GBP)
Amount sold	Price per unit (GBP)
71,240	1.64
Resultant total amount and percentage of the same relevant security owned or controlled	45,679,711 2.52%

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? YES/ NO

Date of disclosure	06/09/2005
Contact name	Caroline O'Connor
Telephone number	020 7698 6130

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.
£ See the definition of 'connected fund managers and principal traders' in the Definitions Section of the Code.
+ If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

END

RETDGGGLGVZGKZM

Rentokil Initial

Rentokil Initial plc/Raphoe Management Limited

Raphoe Management

Rentokil Initial plc

Raphoe Management Limited

7 September 2005

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN, INTO OR FROM AUSTRALIA, CANADA, JAPAN OR THE UNITED STATES

Raphoe Management Limited ('Raphoe')

Raphoe has noted comment in the press that Gerry Robinson has not provided detailed information as regards his proposals for Rentokil Initial plc ('Rentokil').

Raphoe has considered it premature to provide details whilst continuing to take soundings from certain shareholders.

Raphoe now anticipates announcing further information in respect of its proposals tomorrow, Thursday 8 September 2005.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the City Code, any person who, alone or acting together with any other person(s) pursuant to an agreement or understanding (whether formal or informal) to acquire or control relevant securities of Rentokil, owns or controls, or becomes the owner or controller, directly or indirectly, of one per cent. or more of any class of securities of Rentokil is required to disclose, by not later than 12.00 noon (London time) on the London business day following the date of the relevant transaction, dealings in such securities of that company (or in any option in respect of, or derivative referenced to, any such securities) during the period to the date on which the offer becomes or is declared unconditional as to acceptances or lapses or is otherwise withdrawn.

Under the provisions of Rule 8.1 of the City Code, all dealings in relevant securities of Rentokil by Raphoe or Rentokil, or by any of their respective 'associates' (within the meaning of the City Code) must also be disclosed.

If you are in any doubt as to the application of Rule 8, to you, please contact an independent financial adviser authorised under the Financial Services and Markets Act 2000, consult the Panel's website at

www.thetakeoverpanel.org.uk

or
contact the Panel on telephone number +44 20 7638 0129; fax +44 20 7236 7013.

CONTACTS:

Sir Gerry Robinson
c/o Cubitt Consulting, 020 7367 5100

Europa Partners Limited
David von Simson, 020 7661 9338

Cubitt Consulting
Simon Brocklebank-Fowler, 020 7367 5100

Rentokil Initial

Rule 8.3-Rentokil Initial PLC

RNS Number:9886Q
Franklin Resources Inc
07 September 2005

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	FRANKLIN RESOURCES, INC.
Company dealt in	RENTOKIL INITIAL PLC
Relevant security dealt in	ORDINARY
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, nature of connection £	N/A
Date of dealing	SEPTEMBER 5,2005

DEALINGS +

Amount bought	Price per unit (currency must be stated)

Amount sold	Price per unit (currency must be stated)
7,850	1.6350 GBP

Resultant total amount and percentage of the 266,819,337 (14.7379%)

same relevant security owned or controlled

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	SEPTEMBER 7,2005
Contact name	LORI A. WEBER
Telephone number	954-847-2283

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

£ See the definition of 'connected fund managers and principal traders' in the Definitions Section of the Code.

\+ If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

END

RETEAPNXEENSEFE

Rentokil Initial

Rule 8.3 - RENTOKIL INITIAL

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	BARCLAYS PLC
Company dealt in	RENTOKIL INITIAL
Relevant security dealt in	ORD GBP 0.01
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection £	

Date of dealing	06 SEPTEMBER 2005

DEALINGS

Amount bought	Price per unit (currency must be stated)

Amount sold	Price per unit (currency must be stated)
7,160	1.6350
17,940	1.6525
60,277	1.6501
43,250	1.6464

Resultant total amount and percentage of the
same relevant security owned or controlled 83,432,584 (4.61%)

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? YES

Date of disclosure	07 SEPTEMBER 2005
Contact name	BARCLAYS CORPORATE SECRETARIAT
Telephone number	0207 116 2913

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient.

In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

£ See the definition of connected fund managers and principal traders in the Definitions Section of the Code.

If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental

Form 8 (Option), as appropriate.

For details of the Codes dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panels website at www.thetakeoverpanel.org.uk.

SUPPLEMENTAL FORM 8 (DERIVATIVE)

DEALINGS/HOLDINGS IN DERIVATIVES
(This form should be attached to Form 8.1, Form 8.1(b)(ii), Form 8.2 or Form 8.3, as appropriate)

Description of all derivative products disclosed on this form	CFD - A purchaser of a CFD will realise a gain if the price of the underlying security goes up. A seller of a CFD will realise a gain if the price of the underlying security goes down. The CFD contracts are open ended and there is no rollover into new contracts.
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.	None

WRITING/ENTERING INTO A DERIVATIVE

Product name eg long CFD	Transaction date	Writing/ entering into (indicate as applicable)	Number of securities to which the derivative is referenced	Reference price (currency must be stated)	Maturity date
Long CFD	06/09/2005	Written	60,277	1.6501	
Long CFD	06/09/2005	Written	43,250	1.6464	

CLOSING OUT A DERIVATIVE

Product name eg long CFD	Transaction date	Number of securities to which the derivative is referenced	Reference price (currency must be stated)	Closing out price (currency must be stated)

DETAILS OF OPEN DERIVATIVES (excluding any transaction set out above)

Product name eg long CFD	Transaction date	Written/ entered into (indicate as applicable)	Number of securities to which the derivative is referenced	Reference price (currency must be stated)	Maturity date
Short CFD	21/06/2005	Written	1,267,096	1.5500	
Long CFD	22/06/2005	Written	4,700	1.5975	
Long CFD	23/06/2005	Written	70,700	1.6153	
Short CFD	27/06/2005	Written	30,900	1.5675	
Short CFD	30/06/2005	Written	71,555	1.5894	
Short CFD	30/06/2005	Written	32,236	1.5625	
Short CFD	01/07/2005	Entered into	30,234	1.5871	
Short CFD	01/07/2005	Written	28,500	1.5882	
Short CFD	04/07/2005	Written	6,916	1.5825	
Long CFD	06/07/2005	Written	2,552	1.5823	
Short CFD	06/07/2005	Written	15,400	1.5825	
Long CFD	07/07/2005	Written	52,700	1.5627	
Long CFD	07/07/2005	Written	4,793	1.5554	
Short CFD	07/07/2005	Written	15,806	1.5525	
Long CFD	08/07/2005	Written	27,185	1.5770	
Short CFD	08/07/2005	Written	23,967	1.5775	
Long CFD	11/07/2005	Written	18,098	1.5863	
Long CFD	13/07/2005	Entered into	72,455	1.5930	
Long CFD	13/07/2005	Entered into	28,324	1.5930	
Long CFD	13/07/2005	Entered into	48,840	1.5930	
Long CFD	13/07/2005	Written	5,287	1.5973	
Short CFD	13/07/2005	Written	48,840	1.5938	
Long CFD	14/07/2005	Entered into	4,554	1.5875	
Long CFD	14/07/2005	Entered into	124,822	1.5800	
Long CFD	14/07/2005	Entered into	1,780	1.5875	
Long CFD	14/07/2005	Entered into	48,801	1.5800	
Long CFD	14/07/2005	Entered into	3,068	1.5875	
Long CFD	14/07/2005	Entered into	84,138	1.5800	
Short CFD	14/07/2005	Written	3,068	1.5883	
Short CFD	14/07/2005	Written	7,804	1.5773	
Short CFD	14/07/2005	Written	84,138	1.5800	
Long CFD	15/07/2005	Entered into	53,730	1.5686	

Long CFD	19/07/2005	Written	23,877	1.5497
Long CFD	22/07/2005	Entered into	20,364	1.5541
Long CFD	22/07/2005	Entered into	114,426	1.5541
Long CFD	22/07/2005	Entered into	85,136	1.5541
Short CFD	22/07/2005	Written	85,136	1.5540
Short CFD	22/07/2005	Written	27,687	1.5728
Short CFD	22/07/2005	Written	26,000	1.5670
Short CFD	25/07/2005	Written	16,289	1.5427
Short CFD	25/07/2005	Written	57,696	1.5409
Long CFD	26/07/2005	Entered into	88,517	1.5592
Short CFD	26/07/2005	Written	20,328	1.5562
Short CFD	26/07/2005	Written	128,809	1.5588
Long CFD	27/07/2005	Entered into	32,092	1.5650
Long CFD	27/07/2005	Written	6,846	1.5662
Short CFD	27/07/2005	Written	58,176	1.5587
Short CFD	29/07/2005	Written	52,465	1.5753
Short CFD	29/07/2005	Written	166,250	1.5801
Short CFD	01/08/2005	Written	13,344	1.5532
Long CFD	02/08/2005	Written	17,396	1.5586
Short CFD	02/08/2005	Written	20,000	1.5500
Short CFD	02/08/2005	Written	12,054	1.5535
Long CFD	03/08/2005	Written	9,503	1.5635
Short CFD	03/08/2005	Written	5,091	1.5677
Long CFD	04/08/2005	Written	20,115	1.5648
Short CFD	05/08/2005	Written	10,000	1.5400
Short CFD	05/08/2005	Written	150,000	1.5594
Long CFD	10/08/2005	Entered into	16,593	1.5388
Long CFD	10/08/2005	Entered into	40,057	1.5388
Long CFD	10/08/2005	Written	10,780	1.5430
Short CFD	10/08/2005	Written	10,000	1.5375
Short CFD	11/08/2005	Written	50,000	1.5282
Long CFD	12/08/2005	Entered into	5,762	1.5275
Long CFD	12/08/2005	Entered into	4,345	1.5275
Long CFD	15/08/2005	Entered into	37,287	1.5125
Long CFD	15/08/2005	Entered into	28,122	1.5125
Long CFD	16/08/2005	Written	50,000	1.5218
Long CFD	17/08/2005	Entered into	7,179	1.5083
Long CFD	17/08/2005	Entered into	47,503	1.5083
Long CFD	17/08/2005	Written	46,632	1.5100
Long CFD	17/08/2005	Written	3,328	1.5223
Long CFD	17/08/2005	Written	50,000	1.5118
Short CFD	18/08/2005	Written	100,000	1.5139
Short CFD	19/08/2005	Written	22,050	1.5134
Long CFD	22/08/2005	Entered into	1,079	1.5575
Long CFD	22/08/2005	Entered into	9,438	1.5516
Long CFD	22/08/2005	Entered into	9,347	1.5575

Long CFD	22/08/2005	Entered into	81,696	1.5516
Long CFD	22/08/2005	Entered into	5,030	1.5575
Long CFD	22/08/2005	Entered into	43,967	1.5516
Short CFD	22/08/2005	Written	43,967	1.5516
Short CFD	22/08/2005	Written	5,030	1.5583
Short CFD	22/08/2005	Written	74,784	1.6248
Short CFD	22/08/2005	Written	5,030	1.5583
Short CFD	22/08/2005	Written	74,784	1.6248
Short CFD	22/08/2005	Written	43,967	1.5516
Long CFD	23/08/2005	Entered into	229,260	1.6414
Short CFD	23/08/2005	Written	1,751	1.6402
Short CFD	23/08/2005	Written	55,554	1.6385
Short CFD	23/08/2005	Written	55,554	1.6385
Short CFD	23/08/2005	Written	1,751	1.6402
Long CFD	24/08/2005	Written	100,000	1.6425
Short CFD	24/08/2005	Written	15,869	1.6292
Short CFD	24/08/2005	Written	13,916	1.6356
Long CFD	24/08/2005	Entered Into	70,131	1.6564
Long CFD	25/08/2005	Written	100,000	1.6203
Short CFD	26/08/2005	Written	29,000	1.5894
Short CFD	26/08/2005	Written	86,712	1.5988
Short CFD	30/08/2005	Written	360,785	1.6213
Short CFD	30/08/2005	Written	56,175	1.6090
Long CFD	30/08/2005	Entered into	360,785	1.6213
Short CFD	31/08/2005	Written	55,153	1.6198
Long CFD	01/09/2005	Written	14,992	1.6475
Short CFD	01/09/2005	Written	159,952	1.6300

Rentokil Initial

EPT Disclosure

RNS Number:9569Q
UBS AG (EPT)
07 September 2005

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

Name of exempt principal trader	UBS AG
Company dealt in	BPB PLC
Relevant security dealt in	ORDINARY SHARES 50P
Name of offeree/offeror with whom connected	COMPAGNIE DE SAINT-GOBAIN
Nature of connection £	CONNECTED ADVISER
Date of dealing	06 September 2005
	15,042
Total number of securities bought	
	7.3550 GBP
Highest price paid (currency must be stated)	
	7.3218 GBP
Lowest price paid (currency must be stated)	

	25,265
Total number of securities sold	
	7.3550 GBP
Highest price paid (currency must be stated)	
	7.3400 GBP
Lowest price paid (currency must be stated)	
Date of disclosure	07 September 2005
Contact name	ROBIN RAGNUTH 020 7567 8289
Telephone number	

£ See the definition of 'connected fund managers and principal traders' in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

Name of exempt principal trader	UBS AG

Company dealt in	RENTOKIL INITIAL PLC
Relevant security dealt in	ORDINARY SHARES 1P
Name of offeree/offeror with whom connected	RENTOKIL INITIAL PLC
Nature of connection £	CONNECTED ADVISER
Date of dealing	06 September 2005
Total number of securities bought	123,949
Highest price paid (currency must be stated)	1.6500 GBP
Lowest price paid (currency must be stated)	1.6325 GBP
Total number of securities sold	176,023
Highest price paid (currency must be stated)	1.6525 GBP
Lowest price paid (currency must be stated)	1.6335 GBP
Date of disclosure	07 September 2005
Contact name	ROBIN RAGNUTH 020 7567 8289

Telephone number

£ See the definition of 'connected fund managers and principal traders' in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

Name of exempt principal trader	UBS AG
Company dealt in	HMV GROUP PLC
Relevant security dealt in	ORDINARY SHARES 1P
Name of offeree/offeror with whom connected	HMV GROUP PLC
Nature of connection £	CONNECTED ADVISER
Date of dealing	06 September 2005
	150,167
Total number of securities bought	
	2.5500 GBP
Highest price paid (currency must be stated)	
	2.4950 GBP

Lowest price paid (currency must be stated)

205,472

Total number of securities sold

2.5375 GBP

Highest price paid (currency must be stated)

2.4825 GBP

Lowest price paid (currency must be stated)

Date of disclosure 07 September 2005

Contact name ROBIN RAGNUTH

020 7567 8289

Telephone number

£ See the definition of 'connected fund managers and principal traders' in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

END

EMMBXGDCGGGGGUR

Rentokil Initial

Rule 8.3- Rentokil Initial

RNS Number:9482Q
Schroders PLC
07 September 2005

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY

(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	Schroders plc
Company dealt in	Rentokil Initial Plc
Relevant security dealt in	Ordinary 1p shares
If a connected EFM, name of offeree/offeror with which connected	n/a
If a connected EFM, nature of connection £	n/a
Date of dealing	06.09.05

DEALINGS +

Amount bought	Price per unit (currency must be stated)
1,341,370	164.408p

Amount sold	Price per unit (currency must be stated)

Resultant total amount and percentage of the same relevant security owned or controlled 61,142,816 (3.377%)

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	07.09.05
Contact name	Katy Creagh-Osborne
Telephone number	020 7658 2959

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

£ See the definition of 'connected fund managers and principal traders' in the Definitions Section of the Code.

+ If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

END

RETEAFNXELDSEFE

Rentokil Initial

Rule 8.3-Rentokil Initial PLC

RNS Number:0022R
UBS Global Asset Management (UK) Ltd
08 September 2005

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	UBS GLOBAL ASSET MANAGEMENT (UK) LTD
Company dealt in	RENTOKIL INITIAL
Relevant security dealt in	ORD 1P (POST REORG)
If a connected EFM, name of offeree/offeror with which connected	RENTOKIL INITIAL
If a connected EFM, nature of connection £	CONNECTED ADVISOR TO THE ABOVE
Date of dealing	7/09/2005

DEALINGS +

Amount bought	Price per unit (currency must be stated)
33,656	162.63P

Amount sold	Price per unit (currency must be stated)
109,673	162.63P
10,697	£1.6325

Resultant total amount and percentage of the same relevant security owned or controlled	135,038,752 (7.4%)

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	8/09/2005
Contact name	LOUISE TYLER
Telephone number	020 7901 5131

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

£ See the definition of 'connected fund managers and principal traders' in the Definitions Section of the Code.

\+ If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

END

RETEANNPELASEEE

Rentokil Initial

Rule 8.3- Rentokil Initial

RNS Number:0077R
State Street Global Advisors
08 September 2005

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	STATE STREET GLOBAL ADVISORS LIMITED	
Company dealt in	Rentokil Initial PLC	
Relevant security dealt in	Ord	
If a connected EFM, name of offeree/ offeror with which connected	N/A	
If a connected EFM, nature of connection £	N/A	
Date of dealing	07/09/2005	
DEALINGS +		
Amount bought	Price per unit (GBP)	
81,500	1.65	
50,200	1.65	
Amount sold	Price per unit (GBP)	
Resultant total amount and percentage of the same relevant security owned or controlled	45,811,411	2.53%

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? YES/ NO

Date of disclosure 08/09/2005

Contact name Caroline O'Connor

Telephone number 020 7698 6130

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.
£ See the definition of 'connected fund managers and principal traders' in the Definitions Section of the Code.
+ If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

END

RETBVLFBEKBEBBB

Rentokil Initial

EPT Disclosure

RNS Number:0086R
UBS AG (EPT)
08 September 2005

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

Name of exempt principal trader	UBS AG
Company dealt in	BPB PLC
Relevant security dealt in	ORDINARY SHARES 50P
Name of offeree/offeror with whom connected	COMPAGNIE DE SAINT-GOBAIN
Nature of connection £	CONNECTED ADVISER
Date of dealing	07 September 2005
Total number of securities bought	10,935
Highest price paid (currency must be stated)	7.38 GBP
Lowest price paid (currency must be stated)	7.35 GBP

Total number of securities sold	20,982
Highest price paid (currency must be stated)	7.37 GBP
Lowest price paid (currency must be stated)	7.36 GBP
Date of disclosure	08 September 2005
Contact name	ROBIN RAGNUTH
Telephone number	020 7567 8289

£ See the definition of 'connected fund managers and principal traders' in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

Name of exempt principal trader	UBS AG

Company dealt in	RENTOKIL INITIAL PLC
Relevant security dealt in	ORDINARY SHARES 1P
Name of offeree/offeror with whom connected	RENTOKIL INITIAL PLC
Nature of connection £	CONNECTED ADVISER
Date of dealing	07 September 2005
Total number of securities bought	1,512,759
Highest price paid (currency must be stated)	1.65 GBP
Lowest price paid (currency must be stated)	1.61 GBP
Total number of securities sold	1,158,285
Highest price paid (currency must be stated)	1.65 GBP
Lowest price paid (currency must be stated)	1.61 GBP
Date of disclosure	08 September 2005
Contact name	ROBIN RAGNUTH 020 7567 8289

Telephone number

£ See the definition of 'connected fund managers and principal traders' in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

Name of exempt principal trader	UBS AG
Company dealt in	HMV GROUP PLC
Relevant security dealt in	ORDINARY SHARES 1P
Name of offeree/offeror with whom connected	HMV GROUP PLC
Nature of connection £	CONNECTED ADVISER
Date of dealing	07 September 2005
	213,638
Total number of securities bought	
	2.48 GBP
Highest price paid (currency must be stated)	
	2.42 GBP

Lowest price paid (currency must be stated)

178,061

Total number of securities sold

2.48 GBP

Highest price paid (currency must be stated)

2.42 GBP

Lowest price paid (currency must be stated)

Date of disclosure	08 September 2005
Contact name	ROBIN RAGNUTH
Telephone number	020 7567 8289

£ See the definition of 'connected fund managers and principal traders' in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

END

EMMBBGDCDGGGGUI

Rentokil Initial

EPT Disclosure - CFD

RNS Number:0092R
UBS AG (EPT)
08 September 2005

FORM 38.5 (DERIVATIVE)

DEALINGS IN DERIVATIVES BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

Name of exempt principal trader	UBS AG
Company dealt in	RENTOKIL INITIAL PLC
Description of all derivative products disclosed on this form	CFD
Relevant security to which the derivative is referenced	ORDINARY SHARES 1P
Name of offeree/offeror with whom connected	RENTOKIL INITIAL PLC
Nature of connection £	CONNECTED ADVISER
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.	N/A
Date of dealing	07 September 2005

WRITING/ENTERING INTO A DERIVATIVE

Product name	Transaction date	Writing/entering into (indicate as applicable)	Number of securities to which the derivative is referenced	Reference price (currency must be stated)	Maturity date
eg long CFD					
LONG CFD	07 Sep 2005	WRITING	305,000	1.64 GBP	12/09/2012

CLOSING OUT A DERIVATIVE

Product name	Transaction date	Number of securities to which the derivative is referenced	Reference price (currency must be stated)	Closing out price (currency must be stated)
eg long CFD				

Date of disclosure	08 September 2005
Contact name	ROBIN RAGNUTH
Telephone number	020 7567 8289

£ See the definition of 'connected fund managers and principal traders' in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

END

EMMPKFKKDBKDOCK

Rentokil Initial

EPT Disclosure

RNS Number:0085R
UBS AG (EPT)
08 September 2005

This announcement replaces the previous RNS announcement reference 9569Q released at 13:00 on 7 Sep 05. Amendment made to the BUY figures of BPB PLC due to the subsequent cancellation of a trade. All other information remains unchanged.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

Name of exempt principal trader	UBS AG
Company dealt in	BPB PLC
Relevant security dealt in	ORDINARY SHARES 50P
Name of offeree/offeror with whom connected	COMPAGNIE DE SAINT-GOBAIN
Nature of connection £	CONNECTED ADVISER
Date of dealing	06 September 2005
	14,915
Total number of securities bought	
	7.3550 GBP
Highest price paid (currency must be stated)	

7.3218 GBP

Lowest price paid (currency must be stated)

25,265

Total number of securities sold

7.3550 GBP

Highest price paid (currency must be stated)

7.3400 GBP

Lowest price paid (currency must be stated)

Date of disclosure	07 September 2005
Contact name	ROBIN RAGNUTH
Telephone number	020 7567 8289

£ See the definition of 'connected fund managers and principal traders' in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

Name of exempt principal trader	UBS AG
Company dealt in	RENTOKIL INITIAL PLC
Relevant security dealt in	ORDINARY SHARES 1P
Name of offeree/offeror with whom connected	RENTOKIL INITIAL PLC
Nature of connection £	CONNECTED ADVISER
Date of dealing	06 September 2005
Total number of securities bought	123,949
Highest price paid (currency must be stated)	1.6500 GBP
Lowest price paid (currency must be stated)	1.6325 GBP
Total number of securities sold	176,023
Highest price paid (currency must be stated)	1.6525 GBP
Lowest price paid (currency must be stated)	1.6335 GBP

Date of disclosure	07 September 2005
Contact name	ROBIN RAGNUTH
	020 7567 8289
Telephone number	

£ See the definition of 'connected fund managers and principal traders' in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

Name of exempt principal trader	UBS AG
Company dealt in	HMV GROUP PLC
Relevant security dealt in	ORDINARY SHARES 1P
Name of offeree/offeror with whom connected	HMV GROUP PLC
Nature of connection £	CONNECTED ADVISER
Date of dealing	06 September 2005
	150,167
Total number of securities bought	
	2.5500 GBP

Highest price paid (currency must be stated)

2.4950 GBP

Lowest price paid (currency must be stated)

205,472

Total number of securities sold

2.5375 GBP

Highest price paid (currency must be stated)

2.4825 GBP

Lowest price paid (currency must be stated)

Date of disclosure 07 September 2005

Contact name ROBIN RAGNUTH
020 7567 8289

Telephone number

£ See the definition of 'connected fund managers and principal traders' in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

This information is provided by RNS

The company news service from the London Stock Exchange

END

EMMBBGDCGGGGGUI

Rentokil Initial

Rule 8.3- Rentokil

RNS Number:0137R
Schroders PLC
08 September 2005

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY

(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	Schroders plc
Company dealt in	Rentokil Initial Plc
Relevant security dealt in	Ordinary 1p shares
If a connected EFM, name of offeree/offeror with which connected	n/a
If a connected EFM, nature of connection £	n/a
Date of dealing	07.09.05

DEALINGS +

Amount bought	Price per unit (currency must be stated)
1,297,500	162.519p
222,884	164.603p

Amount sold	Price per unit (currency must be stated)

Resultant total amount and percentage of the same 62,663,200 (3.461%)

relevant security owned or controlled

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	08.09.05
Contact name	Katy Creagh-Osborne
Telephone number	020 7658 2959

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

£ See the definition of 'connected fund managers and principal traders' in the Definitions Section of the Code.

+ If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

END

RETUWSARVORKRAR

Rentokil Initial

Rule 8.3-Rentokil Initial PLC

RNS Number:0143R
Fidelity International Ltd
08 September 2005

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor * FMR CORP.AND/OR ONE OR MORE OF ITS DIRECT OR INDIRECT SUBSIDIARIES AND FIDELITY INTERNATIONAL LIMITED AND/OR ONE OR MORE OF ITS DIRECT AND INDIRECT SUBSIDIARIES

Company dealt in RENTOKIL INITIAL PLC

Relevant security dealt in ORDINARY SHARES

If a connected EFM, name of offeree/offeror with which connected N/A

If a connected EFM, nature of connection £ N/A

Date of dealing 07 SEPTEMBER 2005

DEALINGS +

Amount bought	Price per unit (currency must be stated)
4,537,392	1.6242 GBP/SHARE

Amount sold	Price per unit (currency must be stated)

Resultant total amount and percentage of the same relevant security owned or controlled	25,332,097 (1.40%)

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	8 SEPTEMBER 2005
Contact name	SHAUN JACKSON
Telephone number	01737 837 092

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

£ See the definition of 'connected fund managers and principal traders' in the Definitions Section of the Code.

\+ If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

END

RETFVLFBEKBZBBE

Rentokil Initial

Raphoe Management Limited

Raphoe Management

Rentokil Initial plc
Raphoe Proposals

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN, INTO OR FROM AUSTRALIA, CANADA, JAPAN OR THE UNITED STATES

Raphoe Management Limited

Proposals for the appointment of Sir Gerry Robinson as Executive Chairman of Rentokil Initial plc ('Rentokil') and for the return to shareholders of up to 35p per Rentokil share

As previously announced by Raphoe Management Limited ('Raphoe') on 22 and 30 August, 2005, soundings have been taken from certain Rentokil shareholders.

Sir Gerry has now completed his initial assessment of Rentokil and formulated the plans he would like to implement for the business.

The following are the proposals which Raphoe now intends to put to the Board of Rentokil and its advisers for their consideration.

1. Sir Gerry to be appointed executive chairman of Rentokil on terms to be agreed with the Remuneration Committee of Rentokil and reflecting current conditions for holders of similar offices in other similar sized UK companies.

2. Subject, inter alia, to a detailed review of Rentokil's financial condition, to the agreement of the trustees of the Rentokil Pension Schemes, to discussions with its credit rating agency in order to determine the level of leverage at which Rentokil maintains its investment grade rating and negotiation of bank funding on terms and conditions acceptable to the then Board of Rentokil, it would be the intention of Sir Gerry, once appointed chairman, to recommend to the then Board of Rentokil a proposal that up to 35p per share should be returned to shareholders, by means which are yet to be determined and discussed, such as a Scheme of Arrangement.

3. Sir Gerry to devote himself full-time to Rentokil for a period of three to five years, as required and Sir Gerry to accept no other appointment as a director of any public or private company whilst full-time chairman of Rentokil.

4. Sir Gerry would assess the strengths of the existing management team and implement any changes which were required, in some cases through appointing external candidates who have already been identified but would only be approached if needed to fill any identified deficiencies.

5. Raphoe to release Sir Gerry from his five year contract and to undertake to make no other acquisitions or investments whilst Sir Gerry is chairman of Rentokil.

6. The consideration for Raphoe releasing Sir Gerry from his five year contract and entering into these arrangements, would be the issue to Raphoe in four approximately equal tranches each of 11.6 million new shares in Rentokil (approximately 0.64% of the issued share capital), the first being due on Sir Gerry's appointment as executive chairman, and the remainder on its anniversary in each year from 2006 to 2008 provided that Sir Gerry has not resigned as full-time chairman at each such date. Raphoe would meet all its own professional and other costs and the first tranche of Rentokil shares to be issued to Raphoe would be used for this purpose. The proposals would result in a maximum number of approximately 46.3 million Rentokil shares being issued to Raphoe over the three year period, representing approximately 2.55% of the current issued share capital. Sir Gerry owns 72% of Raphoe, and would receive such proportion of the total Rentokil shares to be issued under the proposals representing a maximum (on the 2008 anniversary) of 1.84% of Rentokil's share-capital.

Raphoe hopes that the Board of Rentokil will consult as widely as possible with its shareholders before formulating a response to these proposals. Should the Board not respond positively to these proposals and it become apparent that this is contrary to the wishes of a significant body of its shareholders, Raphoe reserves the right to pursue its proposals by other means, which could include either approaching shareholders with a view to convening an Extraordinary General Meeting to approve these proposals, or making an offer for the entire issued share capital of Rentokil. Such an offer, if made, could either be in Raphoe shares with a cash element or in Raphoe shares alone. In the latter event Sir Gerry would subsequently seek to pursue the proposal set out in paragraph 2 above. As making an offer would be more costly to Raphoe than approaching shareholders with a view to convening an Extraordinary General Meeting, there can be no certainty that an offer would incorporate the terms set out in paragraph 6 above.

This announcement does not constitute a firm intention to make an offer and, accordingly, there can be no certainty that any offer will be made or as to the terms of any offer.

A further announcement will be made in due course.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the City Code, any person who, alone or acting together with any other person(s) pursuant to an agreement or understanding (whether formal or informal) to acquire or control relevant securities of Rentokil, owns or controls, or becomes the owner or controller, directly or indirectly, of one per cent. or more of any class of securities of Rentokil is required to disclose, by not later than 12.00 noon (London time) on the London business day following the date of the relevant transaction, dealings in such securities of that company (or in any option in respect of, or derivative referenced to, any such securities) during the period to the date on which the offer becomes or is declared unconditional as to acceptances or lapses or is otherwise withdrawn.

Under the provisions of Rule 8.1 of the City Code, all dealings in relevant securities of Rentokil by Raphoe or Rentokil, or by any of their respective 'associates' (within the meaning of the City Code) must also be disclosed.

If you are in any doubt as to the application of Rule 8, to you, please contact an independent financial adviser authorised under the Financial Services and Markets Act 2000, consult the Panel's website at

www.thetakeoverpanel.org.uk

or
contact the Panel on telephone number +44 20 7638 0129; fax +44 20 7236 7013.
Robinson c/o Cubitt Consulting, 020 7367 5100

Europa Partners Limited:
David von Simson 020 7661 9338

Cubitt Consulting:
Simon Brocklebank-Fowler 020 7367 5100

NOTES TO EDITORS

Raphoe

In January 2005, Sir Gerry Robinson entered into arrangements with the other future shareholders of Raphoe whereby in certain circumstances Raphoe would have the exclusive benefit of his full-time services for a period of five years. On 20th July, 2005, Raphoe issued a press release setting out its objectives. These were stated to be:

-- The identification of underperforming companies and their acquisition

for cash and paper such that existing shareholders would own at least 90% of the target after the takeover.

-- There would be a change of management and an improved capital structure, but no change of shareholder control.

-- Existing shareholders would not immediately realise the traditional takeover premium, but would get part of their investment back in cash at once, an improved management team and capital structure, and retain the possible upside that might arise from a third party bid at a future date.

Sir Gerry's CV

Sir Gerry Robinson left St Mary's College, Castlehead, Lancashire, at the age of 17 and joined Matchbox Toys in 1965. He stayed there for 9 years before moving to the Lex (Transport) Group.

He joined Grand Metropolitan as the finance director of the UK Coca-Cola business in 1980, becoming its managing director in 1982. He then took up the position of chief executive of Grand Met's Contract Services division. In 1987, he led the management buyout of the business (which was later renamed the Compass Group) from Grand Met and was chief executive of Compass until 1991.

He joined Granada Group as chief executive in 1991, overseeing Granada's takeover of Forte Hotels in 1996. He became chairman of Granada in 1996.

Amongst other executive positions, Sir Gerry has been chairman of British Sky Broadcasting Group plc, chairman of London Weekend Television, chairman of ITN, and a director at Savoy Hotels plc. Sir Gerry was Non-Executive Chairman of Allied Domecq plc between 2002 and 2005.

He was chairman of the Arts Council of Great Britain between 1998 and 2004.

He was knighted in the 2004 New Year's Honours for services to the Arts and Business.

Rentokil Initial

Response to Raphoe

Rentokil Initial PLC
08 September 2005

8 September 2005

Update on approach from Raphoe Management Limited

The Board of Rentokil Initial plc ('Rentokil' or the 'Company') notes the announcement this afternoon by Raphoe Management Limited ('Raphoe') regarding the proposals that it intends to put to the Board of Rentokil.

The Board will consider the substance of Raphoe's announcement and respond in due course. In the mean time, shareholders are advised to take no action.

Enquiries:

Brunswick Group LLP 020 7404 5959
John Sunnucks
Gill Ackers

Rentokil Initial

Response to Raphoe proposal

Rentokil Initial PLC
08 September 2005

Response to Raphoe proposal

The Board of Rentokil Initial plc ('Rentokil' or the 'Company') notes the announcement made earlier today by Raphoe Management Limited ('Raphoe').

The Board notes that:

- The substance of Raphoe's proposal seems simply to install a new Executive Chairman at significant cost - in excess of £75 million at last night's closing share price, plus executive remuneration, plus a share of any capital return
- Of this, Sir Gerry Robinson will receive some £55 million, while Raphoe proposes that the Company should pay Europa Partners approximately £20 million
- Executive rewards of that scale and without any performance hurdles - as Raphoe proposes - do not meet the corporate governance and remuneration standards supported by the Board of Rentokil and best practice
- It is hard to see why Sir Gerry Robinson should receive a significant stake in Rentokil without putting any money into the Company himself and with only a three year time horizon
- Raphoe suggests a review of financing structure - but the Company's new Finance Director already has one under way
- Raphoe's proposal contains no suggestion as to what operational plans Sir Gerry Robinson thinks he can implement that the current management cannot
- In proposing his appointment as Executive Chairman, Sir Gerry Robinson disregards that Rentokil already has a new Chief Executive and a new Finance Director who joined a group with a board structure that follows best governance practice
- Much of what Raphoe presents as new initiatives from Sir Gerry Robinson - such as management appointments and capital structure review - is already being actively pursued by the current management team.

Brian McGowan, Chairman of Rentokil, said 'We run this Company with an open mind as to what will deliver the best value for all shareholders. We are aware that Franklin Templeton has been in discussions with Sir Gerry Robinson for some months. However, based on the announcement today, Raphoe's proposals look

unlikely to be in the best interests of shareholders: Sir Gerry Robinson wants the shareholders to give up more than £75 million of the Company's equity and in return he may agree to give them up to 35p per share of their own cash'.

Enquiries:

John Sunnucks, Gill Ackers; Brunswick Group LLP: 020 7404 5959

The Directors of Rentokil accept responsibility for the contents of this announcement. To the best of their knowledge and belief, having taken all reasonable care to ensure that such is the case, the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

Rentokil Initial

Rule 2.10 Announcement

Rentokil Initial PLC
09 September 2005

RENTOKIL INITIAL plc

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN

FOR IMMEDIATE RELEASE

9 September 2005

RULE 2.10 ANNOUNCEMENT

Rentokil Initial plc announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that at the close of business on 8 September 2005 its issued share capital consisted of 1,811,129,098 ordinary shares of 1p each.

The International Securities Identification Number is GB00B082RF11.

Enquiries:

Rentokil Initial plc - Charles Grimaldi +44 (0) 1342 833022

Brunswick Group LLP - Gill Ackers +44 (0) 20 7404 5959

Rentokil Initial

Rule 8.3-Rentokil Initial PLC

RNS Number:0626R
UBS Global Asset Management (UK)Ltd
09 September 2005

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	UBS GLOBAL ASSET MANAGEMENT (UK) LTD
Company dealt in	RENTOKIL INITIAL
Relevant security dealt in	ORD 1P (POST REORG)
If a connected EFM, name of offeree/offeror with which connected	RENTOKIL INITIAL
If a connected EFM, nature of connection #	CONNECTED ADVISOR TO THE ABOVE
Date of dealing	08/09/2005

DEALINGS +

Amount bought	Price per unit (currency must be stated)

Amount sold	Price per unit (currency must be stated)
17,003	162.5P
16,452	£1.6275

Resultant total amount and percentage of the same relevant security owned or controlled	135,005,297	(7.4%)

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	09/09/2005
Contact name	LOUISE TYLER
Telephone number	020 7901 5131

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

\# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

\+ If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

END

Rentokil Initial

Rule 8.3 - Rentokil Initial

RNS Number:0699R
State Street Global Advisors
09 September 2005

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	STATE STREET GLOBAL ADVISORS LIMITED
Company dealt in	Rentokil Initial PLC
Relevant security dealt in	Ord
If a connected EFM, name of offeree/	N/A
offeror with which connected	
If a connected EFM, nature of connection £	N/A
Date of dealing	08/09/2005

DEALINGS +

Amount bought	Price per unit (GBP)
Amount sold	Price per unit (GBP)
24,309	1.65

Resultant total amount and percentage of 45,787,102 2.53%

the same relevant security owned or controlled

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? YES/ NO

Date of disclosure	09/09/2005
Contact name	Caroline O'Connor
Telephone number	020 7698 6130

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

£ See the definition of 'connected fund managers and principal traders' in the Definitions Section of the Code.

+ If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

END

RETBBGDCCBGGGUC

Rentokil Initial

Rule 8.3- Rentokil

RNS Number:0706R
Schroders PLC
09 September 2005

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY

(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	Schroders plc
Company dealt in	Rentokil Initial Plc
Relevant security dealt in	Ordinary 1p shares
If a connected EFM, name of offeree/offeror with which connected	n/a
If a connected EFM, nature of connection £	n/a
Date of dealing	08.09.05

DEALINGS +

Amount bought	Price per unit (currency must be stated)
1,297,500	164.041p

Amount sold	Price per unit (currency must be stated)

Resultant total amount and percentage of the same relevant security owned or controlled	63,960,700 (3.533%)

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED?	NO
Date of disclosure	09.09.05
Contact name	Katy Creagh-Osborne
Telephone number	020 7658 2959

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

£ See the definition of 'connected fund managers and principal traders' in the Definitions Section of the Code.

+ If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

END

RETUKUARVSRKRAR

Rentokil Initial

Rule 8.3-Rentokil Initial PLC

RNS Number:0807R
Fidelity International Ltd
09 September 2005

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	FMR CORP.AND/OR ONE OR MORE OF ITS DIRECT OR INDIRECT SUBSIDIARIES AND FIDELITY INTERNATIONAL LIMITED AND/OR ONE OR MORE OF ITS DIRECT AND INDIRECT SUBSIDIARIES
Company dealt in	RENTOKIL INITIAL PLC
Relevant security dealt in	ORDINARY SHARES
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, nature of connection #	N/A
Date of dealing	08 SEPTEMBER 2005

DEALINGS +

Amount bought	Price per unit (currency must be stated)
4,500,000	1.6348 GBP/SHARE

Amount sold Price per unit (currency must be stated)

Resultant total amount and percentage of the same relevant security owned or controlled 29,832,097 (1.65%)

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure 09 SEPTEMBER 2005

Contact name SHAUN JACKSON

Telephone number 01737 837 092

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

\# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

\+ If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Rentokil Initial

EPT Disclosure

RNS Number:0800R
UBS AG (EPT)
09 September 2005

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BPB PLC
Relevant security dealt in	ORDINARY SHARES 50P
Name of offeree/offeror with whom connected	COMPAGNIE DE SAINT-GOBAIN
Nature of connection £	CONNECTED ADVISER
Date of dealing	08 September 2005
Total number of securities bought	25,304
Highest price paid (currency must be stated)	7.3818 GBP
Lowest price paid (currency must be stated)	7.3525 GBP
Total number of securities sold	92,988

	7.3826 GBP
Highest price paid (currency must be stated)	
	7.3500 GBP
Lowest price paid (currency must be stated)	
Date of disclosure	09 September 2005
Contact name	ROBIN RAGNUTH
	020 7567 8289
Telephone number	

£ See the definition of 'connected fund managers and principal traders' in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

Name of exempt principal trader	UBS AG London Branch
Company dealt in	RENTOKIL INITIAL PLC
Relevant security dealt in	ORDINARY SHARES 1P
Name of offeree/offeror with whom connected	RENTOKIL INITIAL PLC
Nature of connection £	CONNECTED ADVISER
Date of dealing	08 September 2005

Total number of securities bought	3,172,586
Highest price paid (currency must be stated)	1.6650 GBP
Lowest price paid (currency must be stated)	1.6175 GBP
Total number of securities sold	5,522,747
Highest price paid (currency must be stated)	1.6675 GBP
Lowest price paid (currency must be stated)	1.6200 GBP
Date of disclosure	09 September 2005
Contact name	ROBIN RAGNUTH
Telephone number	020 7567 8289

£ See the definition of 'connected fund managers and principal traders' in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

Name of exempt principal trader	UBS AG London Branch
Company dealt in	HMV GROUP PLC
Relevant security dealt in	ORDINARY SHARES 1P
Name of offeree/offeror with whom connected	HMV GROUP PLC
Nature of connection £	CONNECTED ADVISER
Date of dealing	08 September 2005
	182,084
Total number of securities bought	
	2.4625 GBP
Highest price paid (currency must be stated)	
	2.4325 GBP
Lowest price paid (currency must be stated)	
	122,040
Total number of securities sold	
	2.4575 GBP
Highest price paid (currency must be stated)	
	2.4350 GBP

Lowest price paid (currency must be stated)

Date of disclosure: 09 September 2005

Contact name: ROBIN RAGNUTH

020 7567 8289

Telephone number

£ See the definition of 'connected fund managers and principal traders' in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

Name of exempt principal trader	UBS AG London Branch
Company dealt in	OTTAKARS PLC
Relevant security dealt in	ORDINARY SHARES 5P
Name of offeree/offeror with whom connected	HMV GROUP PLC
Nature of connection £	CONNECTED ADVISER
Date of dealing	08 September 2005
	416,000
Total number of securities bought	
	4.3934 GBP
Highest price paid (currency must be stated)	

4.3912 GBP

Lowest price paid (currency must be stated)

0

Total number of securities sold

0 GBP

Highest price paid (currency must be stated)

0 GBP

Lowest price paid (currency must be stated)

Date of disclosure 09 September 2005

Contact name ROBIN RAGNUTH
020 7567 8289

Telephone number

£ See the definition of 'connected fund managers and principal traders' in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

END

EMMBDGDCDXGGGUC

Rentokil Initial

EPT Disclosure - CFD

RNS Number:0889R
UBS AG (EPT)
09 September 2005

FORM 38.5 (DERIVATIVE)

DEALINGS IN DERIVATIVES BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

Name of exempt principal trader	UBS AG
Company dealt in	RENTOKIL INITIAL PLC
Description of all derivative products disclosed on this form	CFD
Relevant security to which the derivative is referenced	ORDINARY SHARES 1P
Name of offeree/offeror with whom connected	RENTOKIL INITIAL PLC
Nature of connection £	CONNECTED ADVISER
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.	N/A

Date of dealing 08 September 2005

WRITING/ENTERING INTO A DERIVATIVE

Product name	Transaction date	Writing/entering into (indicate as applicable)	Number of securities to which the derivative is referenced	Reference price (currency must be stated)	Maturity date
eg long CFD					
LONG CFD	08 Sep 2005	WRITING	25,000	1.6475 GBP	13/09/2012

CLOSING OUT A DERIVATIVE

Product name	Transaction date	Number of securities to which the derivative is referenced	Reference price (currency must be stated)	Closing out price (currency must be stated)
eg long CFD				
LONG CFD	08 Sep 2005	2,500,000	1.5917 GBP	1.6217 GBP
LONG CFD	08 Sep 2005	147,649	1.6024 GBP	1.6217 GBP

Date of disclosure 09 September 2005

Contact name ROBIN RAGNUTH

Telephone number 020 7567 8289

£ See the definition of 'connected fund managers and principal traders' in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

This information is provided by RNS
The company news service from the London Stock Exchange

END

EMMPKCKQNBKDOCK

Rentokil Initial

Rule 8.3 - RENTOKIL INITIAL

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	BARCLAYS PLC
Company dealt in	RENTOKIL INITIAL
Relevant security dealt in	ORD GBP 0.01
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection £	
Date of dealing	08 SEPTEMBER 2005

DEALINGS

Amount bought	Price per unit (currency must be stated)
100,000	1.6225

Amount sold	Price per unit (currency must be stated)
5,337	1.6400
3,775	1.6548
73,219	1.6497

Resultant total amount and percentage of the same relevant security owned or controlled 83,148,344 (4.59%)

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? YES

Date of disclosure	09 SEPTEMBER 2005
Contact name	BARCLAYS CORPORATE SECRETARIAT
Telephone number	0207 116 2913

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient.

In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

£ See the definition of connected fund managers and principal traders in the Definitions Section of the Code.

If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental

Form 8 (Option), as appropriate.

For details of the Codes dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panels website at www.thetakeoverpanel.org.uk.

SUPPLEMENTAL FORM 8 (DERIVATIVE)

DEALINGS/HOLDINGS IN DERIVATIVES
(This form should be attached to Form 8.1, Form 8.1(b)(ii), Form 8.2 or Form 8.3, as appropriate)

Description of all derivative products disclosed on this form	CFD - A purchaser of a CFD will realise a gain if the price of the underlying security goes up. A seller of a CFD will realise a gain if the price of the underlying security goes down. The CFD contracts are open ended and there is no rollover into new contracts.
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.	None

WRITING/ENTERING INTO A DERIVATIVE

Product name eg long CFD	Transaction date	Writing/ entering into (indicate as applicable)	Number of securities to which the derivative is referenced	Reference price (currency must be stated)	Maturity date
Long CFD	08/09/2005	Written	3,775	1.6548	
Long CFD	08/09/2005	Written	73,219	1.6497	

CLOSING OUT A DERIVATIVE

Product name eg long CFD	Transaction date	Number of securities to which the	Reference price (currency must be stated)	Closing out price (currency must be stated)

derivative
is referenced

DETAILS OF OPEN DERIVATIVES (excluding any transaction set out above)

Product name eg long CFD	Transaction date	Written/ entered into (indicate as applicable)	Number of securities to which the derivative is referenced	Reference price (currency must be stated)	Maturity date
Short CFD	21/06/2005	Written	1,267,096	1.5500	
Long CFD	22/06/2005	Written	4,700	1.5975	
Long CFD	23/06/2005	Written	70,700	1.6153	
Short CFD	27/06/2005	Written	30,900	1.5675	
Short CFD	30/06/2005	Written	71,555	1.5894	
Short CFD	30/06/2005	Written	32,236	1.5625	
Short CFD	01/07/2005	Entered into	30,234	1.5871	
Short CFD	01/07/2005	Written	28,500	1.5882	
Short CFD	04/07/2005	Written	6,916	1.5825	
Long CFD	06/07/2005	Written	2,552	1.5823	
Short CFD	06/07/2005	Written	15,400	1.5825	
Long CFD	07/07/2005	Written	52,700	1.5627	
Long CFD	07/07/2005	Written	4,793	1.5554	
Short CFD	07/07/2005	Written	15,806	1.5525	
Long CFD	08/07/2005	Written	27,185	1.5770	
Short CFD	08/07/2005	Written	23,967	1.5775	
Long CFD	11/07/2005	Written	18,098	1.5863	
Long CFD	13/07/2005	Entered into	72,455	1.5930	
Long CFD	13/07/2005	Entered into	28,324	1.5930	
Long CFD	13/07/2005	Entered into	48,840	1.5930	
Long CFD	13/07/2005	Written	5,287	1.5973	
Short CFD	13/07/2005	Written	48,840	1.5938	
Long CFD	14/07/2005	Entered into	4,554	1.5875	
Long CFD	14/07/2005	Entered into	124,822	1.5800	
Long CFD	14/07/2005	Entered into	1,780	1.5875	
Long CFD	14/07/2005	Entered into	48,801	1.5800	
Long CFD	14/07/2005	Entered into	3,068	1.5875	
Long CFD	14/07/2005	Entered into	84,138	1.5800	
Short CFD	14/07/2005	Written	3,068	1.5883	
Short CFD	14/07/2005	Written	7,804	1.5773	
Short CFD	14/07/2005	Written	84,138	1.5800	
Long CFD	15/07/2005	Entered into	53,730	1.5686	
Long CFD	19/07/2005	Written	23,877	1.5497	
Long CFD	22/07/2005	Entered into	20,364	1.5541	
Long CFD	22/07/2005	Entered into	114,426	1.5541	

Long CFD	22/07/2005	Entered into	85,136	1.5541
Short CFD	22/07/2005	Written	85,136	1.5540
Short CFD	22/07/2005	Written	27,687	1.5728
Short CFD	22/07/2005	Written	26,000	1.5670
Short CFD	25/07/2005	Written	16,289	1.5427
Short CFD	25/07/2005	Written	57,696	1.5409
Long CFD	26/07/2005	Entered into	88,517	1.5592
Short CFD	26/07/2005	Written	20,328	1.5562
Short CFD	26/07/2005	Written	128,809	1.5588
Long CFD	27/07/2005	Entered into	32,092	1.5650
Long CFD	27/07/2005	Written	6,846	1.5662
Short CFD	27/07/2005	Written	58,176	1.5587
Short CFD	29/07/2005	Written	52,465	1.5753
Short CFD	29/07/2005	Written	166,250	1.5801
Short CFD	01/08/2005	Written	13,344	1.5532
Long CFD	02/08/2005	Written	17,396	1.5586
Short CFD	02/08/2005	Written	20,000	1.5500
Short CFD	02/08/2005	Written	12,054	1.5535
Long CFD	03/08/2005	Written	9,503	1.5635
Short CFD	03/08/2005	Written	5,091	1.5677
Long CFD	04/08/2005	Written	20,115	1.5648
Short CFD	05/08/2005	Written	10,000	1.5400
Short CFD	05/08/2005	Written	150,000	1.5594
Long CFD	10/08/2005	Entered into	16,593	1.5388
Long CFD	10/08/2005	Entered into	40,057	1.5388
Long CFD	10/08/2005	Written	10,780	1.5430
Short CFD	10/08/2005	Written	10,000	1.5375
Short CFD	11/08/2005	Written	50,000	1.5282
Long CFD	12/08/2005	Entered into	5,762	1.5275
Long CFD	12/08/2005	Entered into	4,345	1.5275
Long CFD	15/08/2005	Entered into	37,287	1.5125
Long CFD	15/08/2005	Entered into	28,122	1.5125
Long CFD	16/08/2005	Written	50,000	1.5218
Long CFD	17/08/2005	Entered into	7,179	1.5083
Long CFD	17/08/2005	Entered into	47,503	1.5083
Long CFD	17/08/2005	Written	46,632	1.5100
Long CFD	17/08/2005	Written	3,328	1.5223
Long CFD	17/08/2005	Written	50,000	1.5118
Short CFD	18/08/2005	Written	100,000	1.5139
Short CFD	19/08/2005	Written	22,050	1.5134
Long CFD	22/08/2005	Entered into	1,079	1.5575
Long CFD	22/08/2005	Entered into	9,438	1.5516
Long CFD	22/08/2005	Entered into	9,347	1.5575
Long CFD	22/08/2005	Entered into	81,696	1.5516
Long CFD	22/08/2005	Entered into	5,030	1.5575
Long CFD	22/08/2005	Entered into	43,967	1.5516

Short CFD	22/08/2005	Written	43,967	1.5516
Short CFD	22/08/2005	Written	5,030	1.5583
Short CFD	22/08/2005	Written	74,784	1.6248
Short CFD	22/08/2005	Written	5,030	1.5583
Short CFD	22/08/2005	Written	74,784	1.6248
Short CFD	22/08/2005	Written	43,967	1.5516
Long CFD	23/08/2005	Entered into	229,260	1.6414
Short CFD	23/08/2005	Written	1,751	1.6402
Short CFD	23/08/2005	Written	55,554	1.6385
Short CFD	23/08/2005	Written	55,554	1.6385
Short CFD	23/08/2005	Written	1,751	1.6402
Long CFD	24/08/2005	Written	100,000	1.6425
Short CFD	24/08/2005	Written	15,869	1.6292
Short CFD	24/08/2005	Written	13,916	1.6356
Long CFD	24/08/2005	Entered Into	70,131	1.6564
Long CFD	25/08/2005	Written	100,000	1.6203
Short CFD	26/08/2005	Written	29,000	1.5894
Short CFD	26/08/2005	Written	86,712	1.5988
Short CFD	30/08/2005	Written	360,785	1.6213
Short CFD	30/08/2005	Written	56,175	1.6090
Long CFD	30/08/2005	Entered into	360,785	1.6213
Short CFD	31/08/2005	Written	55,153	1.6198
Long CFD	01/09/2005	Written	14,992	1.6475
Short CFD	01/09/2005	Written	159,952	1.6300
Long CFD	06/09/2005	Written	60,277	1.6501
Long CFD	06/09/2005	Written	43,250	1.6464
Long CFD	07/09/2005	Written	305,000	1.6425
Short CFD	07/09/2005	Written	10,000	1.6175

Rentokil Initial

Directorate Change

Rentokil Initial PLC
09 September 2005

9th September 2005

BOARD CHANGES

Rentokil Initial plc announces that, in line with the timings set out in an RNS announcement on 6th June 2005, Roger Payne, Finance Director, has today resigned from the board of Rentokil Initial plc. This resignation, due to Roger's retirement, was originally anticipated in an RNS announcement issued on 17th March 2005.

Also, with effect from today, Andrew Macfarlane, formerly Group Finance Director of Land Securities Group PLC, who joined the company and the board of Rentokil Initial plc on 8th August 2005, has been appointed Chief Financial Officer in succession to Roger

ENDS

For further information please contact:

C D Grimaldi, Corporate Affairs Director - 01342 833022

Rentokil Initial

EPT Disclosure - Amendment

UBS AG (EPT)
09 September 2005

This announcement replaces the previous RNS announcement reference 0800R released at 12:32 on 9 Sep 05. Amendment made to the SELL figures of OTTAKARS PLC due to an omitted trade. All other information remains unchanged.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BPB PLC
Relevant security dealt in	ORDINARY SHARES 50P
Name of offeree/offeror with whom connected	COMPAGNIE DE SAINT-GOBAIN
Nature of connection #	CONNECTED ADVISER
Date of dealing	08 September 2005
Total number of securities bought	25,304
Highest price paid (currency must be stated)	7.3818 GBP

Lowest price paid (currency must be stated)	7.3525 GBP
Total number of securities sold	92,988
Highest price paid (currency must be stated)	7.3826 GBP
Lowest price paid (currency must be stated)	7.3500 GBP

Date of disclosure	09 September 2005
Contact name	ROBIN RAGNUTH
Telephone number	020 7567 8289

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

Name of exempt principal trader	UBS AG London Branch
Company dealt in	RENTOKIL INITIAL PLC

Relevant security dealt in	ORDINARY SHARES 1P
Name of offeree/offeror with whom connected	RENTOKIL INITIAL PLC
Nature of connection #	CONNECTED ADVISER
Date of dealing	08 September 2005
Total number of securities bought	3,172,586
Highest price paid (currency must be stated)	1.6650 GBP
Lowest price paid (currency must be stated)	1.6175 GBP
Total number of securities sold	5,522,747
Highest price paid (currency must be stated)	1.6675 GBP
Lowest price paid (currency must be stated)	1.6200 GBP
Date of disclosure	09 September 2005
Contact name	ROBIN RAGNUTH
Telephone number	020 7567 8289

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5

and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

Name of exempt principal trader	UBS AG London Branch
Company dealt in	HMV GROUP PLC
Relevant security dealt in	ORDINARY SHARES 1P
Name of offeree/offeror with whom connected	HMV GROUP PLC
Nature of connection #	CONNECTED ADVISER
Date of dealing	08 September 2005
Total number of securities bought	182,084
Highest price paid (currency must be stated)	2.4625 GBP
Lowest price paid (currency must be stated)	2.4325 GBP
Total number of securities sold	122,040

Highest price paid (currency must be stated)	2.4575 GBP
Lowest price paid (currency must be stated)	2.4350 GBP

Date of disclosure	09 September 2005
Contact name	ROBIN RAGNUTH
Telephone number	020 7567 8289

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

Name of exempt principal trader	UBS AG London Branch
Company dealt in	OTTAKARS PLC
Relevant security dealt in	ORDINARY SHARES 5P
Name of offeree/offeror with whom connected	HMV GROUP PLC

Nature of connection #	CONNECTED ADVISER
Date of dealing	08 September 2005
Total number of securities bought	416,000
Highest price paid (currency must be stated)	4.3934 GBP
Lowest price paid (currency must be stated)	4.3912 GBP
Total number of securities sold	416,000
Highest price paid (currency must be stated)	4.4000 GBP
Lowest price paid (currency must be stated)	4.4000 GBP
Date of disclosure	09 September 2005
Contact name	ROBIN RAGNUTH
Telephone number	020 7567 8289

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

Rentokil Initial

Rule 2.10 Announcement

Rentokil Initial PLC
12 September 2005

RENTOKIL INITIAL plc

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN

FOR IMMEDIATE RELEASE

12 September 2005

RULE 2.10 ANNOUNCEMENT

Rentokil Initial plc announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that at the close of business on 9 September 2005 its issued share capital consisted of 1,811,794,649 ordinary shares of 1p each.

The International Securities Identification Number is GB00B082RF11.

Enquiries:

Rentokil Initial plc - Charles Grimaldi +44 (0) 1342 833022

Brunswick Group LLP - Gill Ackers +44 (0) 20 7404 5959

Rentokil Initial

Rule 8.3- (Rentokil Initial)

State Street Global Advisors
12 September 2005

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	STATE STREET GLOBAL ADVISORS LIMITED	
Company dealt in	Rentokil Initial PLC	
Relevant security dealt in	Ord	
If a connected EFM, name of offeree/ offeror with which connected	N/A	
If a connected EFM, nature of connection #	N/A	
Date of dealing	09/09/2005	
DEALINGS +		
Amount bought	Price per unit (GBP)	
Amount sold	Price per unit (GBP)	
11,952	1.63	
Resultant total amount and percentage of the same relevant security owned or controlled	45,775,150	2.53%

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? YES/ NO

Date of disclosure	12/09/2005
Contact name	Caroline O'Connor
Telephone number	020 7698 6130

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

\# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

\+ If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

Rentokil Initial

Rule 8.3- Rentokil Initial

Aviva PLC
12 September 2005

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	AVIVA PLC AND ITS SUBSIDIARIES
Company dealt in	RENTOKIL INITIAL PLC
Relevant security dealt in	ORD GBP0.01
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, nature of connection #	N/A
Date of dealing	09 SEPTEMBER 2005

DEALINGS +

Amount bought	Price per unit (currency must be stated)
1,900	GBP1.632500

Amount sold	Price per unit (currency must be stated)
0	0

Resultant total amount and percentage of the same relevant security owned or controlled	29,832,762 (1.647%)

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	12 SEPTEMBER 2005
Contact name	NEIL WHITTAKER
Telephone number	01603 684420

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

\+ If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

Rentokil Initial

Rule 8.3-Rentokil Initial PLC

Fidelity International Ltd
12 September 2005

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	FMR CORP. AND/OR ONE OR MORE OF ITS DIRECT OR INDIRECT SUBSIDIARIES AND FIDELITY INTERNATIONAL LIMITED AND/OR ONE OR MORE OF ITS DIRECT AND INDIRECT SUBSIDIARIES
Company dealt in	RENTOKIL INITIAL PLC
Relevant security dealt in	ORDINARY SHARES
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, nature of connection #	N/A
Date of dealing	09 SEPTEMBER 2005

DEALINGS +

Amount bought	Price per unit (currency must be stated)
2,269,136	1.6357 GBP/SHARE

Amount sold	Price per unit (currency must be stated)

Resultant total amount and percentage of the
same relevant security owned or controlled

32,101,233 (1.77%)

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	12 SEPTEMBER 2005
Contact name	SHAUN JACKSON
Telephone number	01737 837 092

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

\# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

\+ If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

This information is provided by RNS
The company news service from the London Stock Exchange

Rentokil Initial

Weekend press statement

Rentokil Initial PLC
12 September 2005

Clarification regarding weekend press statement

Rentokil Initial plc ('Rentokil' or the 'Company') has been asked to clarify the following statement included in article published in The Daily Telegraph on 10th September 2005.

The statement read: 'Last night, one senior Rentokil source said: 'If it wasn't Gerry Robinson, you'd laugh. Even if he cocked it up and shares fell 50pc, he'd still get £37.5m'.

The Company clarifies its understanding from Raphoe's statement of 8th September 2005 that Raphoe's proposal, if implemented, would see Raphoe rather than Sir Gerry Robinson issued with Rentokil shares worth £76 million(1). According to Raphoe's statement, Sir Gerry Robinson owns 72% of Raphoe. He would therefore stand only to receive Rentokil shares worth £54.6 million(1) from Raphoe's proposals, with the balance of consideration being attributable to other Raphoe shareholders including Europa Partners. If the shares fell by 50%(1), Sir Gerry would therefore stand to receive Rentokil shares worth £27.3 million, and other shareholders Rentokil shares worth £10.6 million. The amounts stated here are before any executive emoluments that Sir Gerry Robinson proposes are paid to him, and before any share of any future capital return made to all Rentokil shareholders. The actual amount received by Raphoe shareholders may be reduced by professional and other costs incurred by Raphoe.

This clarification does not amend any of the Board's views on Raphoe's proposal as published on 8th September 2005.

\- ENDS -

The Directors of Rentokil accept responsibility for the contents of this announcement. To the best of their knowledge and belief, having taken all reasonable care to ensure that such is the case, the information contained in this announcement is in accordance with the facts and does not omit anything

likely to affect the import of such information.

----

(1) Using the share price as at close of business on 9th September 2005

This information is provided by RNS
The company news service from the London Stock Exchange

Rentokil Initial

EPT Disclosure

UBS AG (EPT)
12 September 2005

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BPB PLC
Relevant security dealt in	ORDINARY SHARES 50P
Name of offeree/offeror with whom connected	COMPAGNIE DE SAINT-GOBAIN
Nature of connection #	CONNECTED ADVISER
Date of dealing	09 September 2005
Total number of securities bought	22,112
Highest price paid (currency must be stated)	7.3718 GBP
Lowest price paid (currency must be stated)	7.3560 GBP

Total number of securities sold	4,570
Highest price paid (currency must be stated)	7.3700 GBP
Lowest price paid (currency must be stated)	7.3650 GBP
Date of disclosure	12 September 2005
Contact name	ROBIN RAGNUTH
Telephone number	020 7567 8289

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5

and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

Name of exempt principal trader	UBS AG London Branch
Company dealt in	RENTOKIL INITIAL PLC
Relevant security dealt in	ORDINARY SHARES 1P
Name of offeree/offeror with whom connected	RENTOKIL INITIAL PLC
Nature of connection #	CONNECTED ADVISER
Date of dealing	09 September 2005
Total number of securities bought	159,019
Highest price paid (currency must be stated)	1.6400 GBP
Lowest price paid (currency must be stated)	1.6250 GBP

Total number of securities sold	182,687
Highest price paid (currency must be stated)	1.6375 GBP
Lowest price paid (currency must be stated)	1.6250 GBP
Date of disclosure	12 September 2005
Contact name	ROBIN RAGNUTH
Telephone number	020 7567 8289

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at

www.thetakeoverpanel.org.uk.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

Name of exempt principal trader	UBS AG London Branch
Company dealt in	HMV GROUP PLC
Relevant security dealt in	ORDINARY SHARES 1P
Name of offeree/offeror with whom connected	HMV GROUP PLC
Nature of connection #	CONNECTED ADVISER
Date of dealing	09 September 2005
Total number of securities bought	380,064
Highest price paid (currency must be stated)	2.4625 GBP
Lowest price paid (currency must be stated)	2.4250 GBP

Total number of securities sold	274,881
Highest price paid (currency must be stated)	2.4550 GBP
Lowest price paid (currency must be stated)	2.4275 GBP
Date of disclosure	12 September 2005
Contact name	ROBIN RAGNUTH
Telephone number	020 7567 8289

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5

and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

Rentokil Initial

Rule 8.3-Rentokil Initial PLC

Franklin Resources Inc
12 September 2005

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	FRANKLIN RESOURCES, INC.
Company dealt in	RENTOKIL INITIAL PLC
Relevant security dealt in	ORDINARY
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, nature of connection #	N/A
Date of dealing	SEPTEMBER 9, 2005

DEALINGS +

Amount bought	Price per unit (currency must be stated)

Amount sold	Price per unit (currency must be stated)
53,100	1.6361 GBP

Resultant total amount and percentage of the same relevant security owned or controlled	266,766,237 (14.7293%)

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	SEPTEMBER 12,2005
Contact name	LORI A. WEBER
Telephone number	954-847-2283

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

\# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

\+ If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

Rentokil Initial

Weekend press statement

Rentokil Initial PLC
12 September 2005

Clarification regarding weekend press statement

Rentokil Initial plc ('Rentokil' or the 'Company') has been asked to clarify the following statement included in article published in The Daily Telegraph on 10th September 2005.

The statement read: 'Last night, one senior Rentokil source said: 'If it wasn't Gerry Robinson, you'd laugh. Even if he cocked it up and shares fell 50pc, he'd still get £37.5m'.

The Company clarifies its understanding from Raphoe's statement of 8th September 2005 that Raphoe's proposal, if implemented, would see Raphoe rather than Sir Gerry Robinson issued with Rentokil shares worth £76 million(1). According to Raphoe's statement, Sir Gerry Robinson owns 72% of Raphoe. He would therefore stand only to receive Rentokil shares worth £54.6 million(1) from Raphoe's proposals, with the balance of consideration being attributable to other Raphoe shareholders including Europa Partners. If the shares fell by 50%(1), Sir Gerry would therefore stand to receive Rentokil shares worth £27.3 million, and other shareholders Rentokil shares worth £10.6 million. The amounts stated here are before any executive emoluments that Sir Gerry Robinson proposes are paid to him, and before any share of any future capital return made to all Rentokil shareholders. The actual amount received by Raphoe shareholders may be reduced by professional and other costs incurred by Raphoe.

This clarification does not amend any of the Board's views on Raphoe's proposal as published on 8th September 2005.

- ENDS -

The Directors of Rentokil accept responsibility for the contents of this announcement. To the best of their knowledge and belief, having taken all reasonable care to ensure that such is the case, the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

----

(1) Using the share price as at close of business on 9th September 2005

Rentokil Initial

EPT Disclosure

UBS AG (EPT)
12 September 2005

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BPB PLC
Relevant security dealt in	ORDINARY SHARES 50P
Name of offeree/offeror with whom connected	COMPAGNIE DE SAINT-GOBAIN
Nature of connection #	CONNECTED ADVISER
Date of dealing	09 September 2005
Total number of securities bought	22,112
Highest price paid (currency must be stated)	7.3718 GBP

	7.3560 GBP
Lowest price paid (currency must be stated)	
	4,570
Total number of securities sold	
	7.3700 GBP
Highest price paid (currency must be stated)	
	7.3650 GBP
Lowest price paid (currency must be stated)	
Date of disclosure	12 September 2005
Contact name	ROBIN RAGNUTH
	020 7567 8289
Telephone number	

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

Name of exempt principal trader	UBS AG London Branch
Company dealt in	RENTOKIL INITIAL PLC
Relevant security dealt in	ORDINARY SHARES 1P
Name of offeree/offeror with whom connected	RENTOKIL INITIAL PLC
Nature of connection #	CONNECTED ADVISER
Date of dealing	09 September 2005

159,019

Total number of securities bought

1.6400 GBP

Highest price paid (currency must be stated)

1.6250 GBP

Lowest price paid (currency must be stated)

182,687

Total number of securities sold

1.6375 GBP

Highest price paid (currency must be stated)

1.6250 GBP

Lowest price paid (currency must be stated)

Date of disclosure 12 September 2005

Contact name ROBIN RAGNUTH
020 7567 8289

Telephone number

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

Name of exempt principal trader	UBS AG London Branch
Company dealt in	HMV GROUP PLC
Relevant security dealt in	ORDINARY SHARES 1P
Name of offeree/offeror with whom connected	HMV GROUP PLC
Nature of connection #	CONNECTED ADVISER

Date of dealing	09 September 2005
Total number of securities bought	380,064
Highest price paid (currency must be stated)	2.4625 GBP
Lowest price paid (currency must be stated)	2.4250 GBP
Total number of securities sold	274,881
Highest price paid (currency must be stated)	2.4550 GBP
Lowest price paid (currency must be stated)	2.4275 GBP

Date of disclosure	12 September 2005
Contact name	ROBIN RAGNUTH
	020 7567 8289
Telephone number	

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

Rentokil Initial

Rule 8.3-Rentokil Initial PLC

Franklin Resources Inc
12 September 2005

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	FRANKLIN RESOURCES, INC.
Company dealt in	RENTOKIL INITIAL PLC
Relevant security dealt in	ORDINARY
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, nature of connection #	N/A
Date of dealing	SEPTEMBER 9, 2005

DEALINGS +

Amount bought	Price per unit (currency must be stated)
Amount sold	Price per unit (currency must be stated)
53,100	1.6361 GBP

Resultant total amount and percentage of the same relevant security owned or controlled	266,766,237 (14.7293%)

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure SEPTEMBER 12,2005

Contact name LORI A. WEBER

Telephone number 954-847-2283

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

\# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

\+ If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

Rentokil Initial

Weekend press statement

Rentokil Initial PLC
12 September 2005

Clarification regarding weekend press statement

Rentokil Initial plc ('Rentokil' or the 'Company') has been asked to clarify the following statement included in article published in The Daily Telegraph on 10th September 2005.

The statement read: 'Last night, one senior Rentokil source said: 'If it wasn't Gerry Robinson, you'd laugh. Even if he cocked it up and shares fell 50pc, he'd still get £37.5m'.

The Company clarifies its understanding from Raphoe's statement of 8th September 2005 that Raphoe's proposal, if implemented, would see Raphoe rather than Sir Gerry Robinson issued with Rentokil shares worth £76 million(1). According to Raphoe's statement, Sir Gerry Robinson owns 72% of Raphoe. He would therefore stand only to receive Rentokil shares worth £54.6 million(1) from Raphoe's proposals, with the balance of consideration being attributable to other Raphoe shareholders including Europa Partners. If the shares fell by 50%(1), Sir Gerry would therefore stand to receive Rentokil shares worth £27.3 million, and other shareholders Rentokil shares worth £10.6 million. The amounts stated here are before any executive emoluments that Sir Gerry Robinson proposes are paid to him, and before any share of any future capital return made to all Rentokil shareholders. The actual amount received by Raphoe shareholders may be reduced by professional and other costs incurred by Raphoe.

This clarification does not amend any of the Board's views on Raphoe's proposal as published on 8th September 2005.

- ENDS -

The Directors of Rentokil accept responsibility for the contents of this announcement. To the best of their knowledge and belief, having taken all reasonable care to ensure that such is the case, the information contained in this announcement is in accordance with the facts and does not omit anything

likely to affect the import of such information.

----

(1) Using the share price as at close of business on 9th September 2005

Rentokil Initial

EPT Disclosure

UBS AG (EPT)
12 September 2005

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BPB PLC
Relevant security dealt in	ORDINARY SHARES 50P
Name of offeree/offeror with whom connected	COMPAGNIE DE SAINT-GOBAIN
Nature of connection #	CONNECTED ADVISER
Date of dealing	09 September 2005
Total number of securities bought	22,112
Highest price paid (currency must be stated)	7.3718 GBP
Lowest price paid (currency must be stated)	7.3560 GBP

Total number of securities sold	4,570
Highest price paid (currency must be stated)	7.3700 GBP
Lowest price paid (currency must be stated)	7.3650 GBP
Date of disclosure	12 September 2005
Contact name	ROBIN RAGNUTH
Telephone number	020 7567 8289

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5

and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

Name of exempt principal trader	UBS AG London Branch
Company dealt in	RENTOKIL INITIAL PLC
Relevant security dealt in	ORDINARY SHARES 1P
Name of offeree/offeror with whom connected	RENTOKIL INITIAL PLC
Nature of connection #	CONNECTED ADVISER
Date of dealing	09 September 2005
Total number of securities bought	159,019
Highest price paid (currency must be stated)	1.6400 GBP
Lowest price paid (currency must be stated)	1.6250 GBP

Total number of securities sold	182,687
Highest price paid (currency must be stated)	1.6375 GBP
Lowest price paid (currency must be stated)	1.6250 GBP
Date of disclosure	12 September 2005
Contact name	ROBIN RAGNUTH
Telephone number	020 7567 8289

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at

www.thetakeoverpanel.org.uk.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

Name of exempt principal trader	UBS AG London Branch
Company dealt in	HMV GROUP PLC
Relevant security dealt in	ORDINARY SHARES 1P
Name of offeree/offeror with whom connected	HMV GROUP PLC
Nature of connection #	CONNECTED ADVISER
Date of dealing	09 September 2005
Total number of securities bought	380,064
Highest price paid (currency must be stated)	2.4625 GBP
Lowest price paid (currency must be stated)	2.4250 GBP

Total number of securities sold	274,881
Highest price paid (currency must be stated)	2.4550 GBP
Lowest price paid (currency must be stated)	2.4275 GBP
Date of disclosure	12 September 2005
Contact name	ROBIN RAGNUTH
Telephone number	020 7567 8289

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5

and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

Rentokil Initial

Rule 8.3-Rentokil Initial PLC

Franklin Resources Inc
12 September 2005

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	FRANKLIN RESOURCES, INC.
Company dealt in	RENTOKIL INITIAL PLC
Relevant security dealt in	ORDINARY
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, nature of connection #	N/A
Date of dealing	SEPTEMBER 9, 2005

DEALINGS +

Amount bought	Price per unit (currency must be stated)
Amount sold	Price per unit (currency must be stated)
53,100	1.6361 GBP

Resultant total amount and percentage of the same relevant security owned or controlled	266,766,237 (14.7293%)

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	SEPTEMBER 12,2005
Contact name	LORI A. WEBER
Telephone number	954-847-2283

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

\# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

\+ If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

Rentokil Initial

Rule 8.3- (Rentokil Initial)

State Street Global Advisors
13 September 2005

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	STATE STREET GLOBAL ADVISORS LIMITED	
Company dealt in	Rentokil Initial PLC	
Relevant security dealt in	Ord	
If a connected EFM, name of offeree/ offeror with which connected	N/A	
If a connected EFM, nature of connection #	N/A	
Date of dealing	12/09/2005	

DEALINGS +

Amount bought	Price per unit (GBP)
Amount sold	Price per unit (GBP)
1,171,586	1.62

Resultant total amount and percentage of the same relevant security owned or controlled	44,603,564	2.46%

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? YES/ NO

Date of disclosure	13/09/2005
Contact name	Caroline O'Connor
Telephone number	020 7698 6130

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.
# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.
+ If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

Rentokil Initial

Rule 8.3-Rentokil Initial PLC

UBS Global Asset Management (UK)Ltd
13 September 2005

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	UBS GLOBAL ASSET MANAGEMENT (UK) LTD
Company dealt in	RENTOKIL INITIAL
Relevant security dealt in	ORD 1P (POST REORG)
If a connected EFM, name of offeree/offeror with which connected	RENTOKIL INITIAL
If a connected EFM, nature of connection #	CONNECTED ADVISOR TO THE ABOVE
Date of dealing	12/09/2005

DEALINGS +

Amount bought	Price per unit (currency must be stated)
18,044	£1.63

Amount sold	Price per unit (currency must be stated)
45,615	162.5P

Resultant total amount and percentage of the same relevant security owned or controlled	134,977,726 (7.4%)

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	13/09/2005
Contact name	LOUISE TYLER
Telephone number	020-7901-5131

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

\# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

\+ If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

Rentokil Initial

Rule 8.3-Rentokil Initial PLC

Schroders PLC
13 September 2005

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY

(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	Schroders plc
Company dealt in	Rentokil Initial Plc
Relevant security dealt in	Ordinary 1p shares
If a connected EFM, name of offeree/offeror with which connected	n/a
If a connected EFM, nature of connection #	n/a
Date of dealing	12.09.05

DEALINGS +

Amount bought	Price per unit (currency must be stated)
50,000	161.875p

Amount sold	Price per unit (currency must be stated)

Resultant total amount and percentage of the same 64,010,700 (3.533%)

relevant security owned or controlled

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	13.09.05
Contact name	Alison Dunn
Telephone number	020 7658 2962

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

\# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

\+ If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

Rentokil Initial

Rule 8.3-Rentokil Initial PLC

Fidelity International Ltd
13 September 2005

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	FMR CORP. AND/OR ONE OR MORE OF ITS DIRECT OR INDIRECT SUBSIDIARIES AND FIDELITY INTERNATIONAL LIMITED AND/OR ONE OR MORE OF ITS DIRECT AND INDIRECT SUBSIDIARIES
Company dealt in	RENTOKIL INITIAL PLC
Relevant security dealt in	ORDINARY SHARES
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, nature of connection #	N/A
Date of dealing	12 SEPTEMBER 2005

DEALINGS +

Amount bought	Price per unit (currency must be stated)
4,050,000	1.6229 GBP/SHARE

Amount sold	Price per unit (currency must be stated)
Resultant total amount and percentage of the same relevant security owned or controlled	36,151,233 (2.00%)

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	13 SEPTEMBER 2005
Contact name	SHAUN JACKSON
Telephone number	01737 837 092

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

\+ If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

Rentokil Initial

EPT Disclosure

UBS AG (EPT)
13 September 2005

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BPB PLC
Relevant security dealt in	ORDINARY SHARES 50P
Name of offeree/offeror with whom connected	COMPAGNIE DE SAINT-GOBAIN
Nature of connection #	CONNECTED ADVISER
Date of dealing	12 September 2005
Total number of securities bought	17,542
Highest price paid (currency must be stated)	7.3710 GBP
Lowest price paid (currency must be stated)	7.3518 GBP

Total number of securities sold	2,000
Highest price paid (currency must be stated)	7.3700 GBP
Lowest price paid (currency must be stated)	7.3700 GBP
Date of disclosure	13 September 2005
Contact name	ROBIN RAGNUTH
Telephone number	020 7567 8289

\# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5

and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

Name of exempt principal trader	UBS AG London Branch
Company dealt in	RENTOKIL INITIAL PLC
Relevant security dealt in	ORDINARY SHARES 1P
Name of offeree/offeror with whom connected	RENTOKIL INITIAL PLC
Nature of connection #	CONNECTED ADVISER
Date of dealing	12 September 2005
Total number of securities bought	187,840
Highest price paid (currency must be stated)	1.6325 GBP
Lowest price paid (currency must be stated)	1.6125 GBP

Total number of securities sold	172,297
Highest price paid (currency must be stated)	1.6325 GBP
Lowest price paid (currency must be stated)	1.6175 GBP
Date of disclosure	13 September 2005
Contact name	ROBIN RAGNUTH
Telephone number	020 7567 8289

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at

www.thetakeoverpanel.org.uk.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

Name of exempt principal trader	UBS AG London Branch
Company dealt in	HMV GROUP PLC
Relevant security dealt in	ORDINARY SHARES 1P
Name of offeree/offeror with whom connected	HMV GROUP PLC
Nature of connection #	CONNECTED ADVISER
Date of dealing	12 September 2005
Total number of securities bought	239,010
Highest price paid (currency must be stated)	2.4500 GBP
Lowest price paid (currency must be stated)	2.4310 GBP

Total number of securities sold	330,169
Highest price paid (currency must be stated)	2.4500 GBP
Lowest price paid (currency must be stated)	2.4300 GBP
Date of disclosure	13 September 2005
Contact name	ROBIN RAGNUTH
Telephone number	020 7567 8289

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5

and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

Rentokil Initial

Rule 8.3-Rentokil Initial PLC

Franklin Resources Inc
13 September 2005

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	FRANKLIN RESOURCES, INC.
Company dealt in	RENTOKIL INITIAL PLC
Relevant security dealt in	ORDINARY
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, nature of connection #	N/A
Date of dealing	SEPTEMBER 12, 2005

DEALINGS +

Amount bought	Price per unit (currency must be stated)
Amount sold	Price per unit (currency must be stated)
2,922,700	1.6264 GBP

Resultant total amount and percentage of the 263,843,537 (14.5626%)

same relevant security owned or controlled

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	SEPTEMBER 13,2005
Contact name	LORI A. WEBER
Telephone number	954-847-2283

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

\# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

\+ If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

Rentokil Initial

Rule 8.3-Rentokil Initial PLC

UBS Global Asset Management (UK)Ltd
14 September 2005

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	UBS GLOBAL ASSET MANAGEMENT (UK) LTD
Company dealt in	RENTOKIL INITIAL
Relevant security dealt in	ORD 1P (POST REORG)
If a connected EFM, name of offeree/offeror with which connected	RENTOKIL INITIAL
If a connected EFM, nature of connection #	CONNECTED ADVISOR TO THE ABOVE
Date of dealing	13/09/2005

DEALINGS +

Amount bought	Price per unit (currency must be stated)

Amount sold	Price per unit (currency must be stated)
225,016	165.4511P
23,937	165.5P
89,491	£1.67

Resultant total amount and percentage of the 134,639,282 (7.4%)

same relevant security owned or controlled

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	14/09/2005
Contact name	LOUISE TYLER
Telephone number	020-7901-5131

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

\# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

\+ If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

Rentokil Initial

EPT Disclosure

UBS AG (EPT)
14 September 2005

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BPB PLC
Relevant security dealt in	ORDINARY SHARES 50P
Name of offeree/offeror with whom connected	COMPAGNIE DE SAINT-GOBAIN
Nature of connection #	CONNECTED ADVISER
Date of dealing	13 September 2005
Total number of securities bought	19,851
Highest price paid (currency must be stated)	7.3750 GBP

Lowest price paid (currency must be stated)	7.3560 GBP
Total number of securities sold	7,170
Highest price paid (currency must be stated)	7.3550 GBP
Lowest price paid (currency must be stated)	7.3550 GBP
Date of disclosure	14 September 2005
Contact name	ROBIN RAGNUTH
Telephone number	020 7567 8289

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

Name of exempt principal trader	UBS AG London Branch
Company dealt in	RENTOKIL INITIAL PLC
Relevant security dealt in	ORDINARY SHARES 1P
Name of offeree/offeror with whom connected	RENTOKIL INITIAL PLC
Nature of connection #	CONNECTED ADVISER
Date of dealing	13 September 2005

242,873

Total number of securities bought

1.6650 GBP

Highest price paid (currency must be stated)

1.6350 GBP

Lowest price paid (currency must be stated)

284,919

Total number of securities sold

1.6600 GBP

Highest price paid (currency must be stated)

1.6425 GBP

Lowest price paid (currency must be stated)

Date of disclosure	14 September 2005
Contact name	ROBIN RAGNUTH 020 7567 8289

Telephone number

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

Rentokil Initial

Rule 8.3- (Rentokil Initial)

State Street Global Advisors
14 September 2005

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	STATE STREET GLOBAL ADVISORS LIMITED	
Company dealt in	Rentokil Initial PLC	
Relevant security dealt in	Ord	
If a connected EFM, name of offeree/ offeror with which connected	N/A	
If a connected EFM, nature of connection #	N/A	
Date of dealing	13/09/2005	
DEALINGS +		
Amount bought	Price per unit (GBP)	
Amount sold	Price per unit (GBP)	
880,539	1.67	
15,813	1.67	
776	1.66	
Resultant total amount and percentage of the same relevant security owned or controlled	43,706,436	2.41%

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? YES/ NO

Date of disclosure	14/09/2005

Contact name	Caroline O'Connor
Telephone number	020 7698 6130

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.
\# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.
\+ If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

Rentokil Initial

EPT Disclosure - CFD

UBS AG (EPT)
14 September 2005

FORM 38.5 (DERIVATIVE)

DEALINGS IN DERIVATIVES BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

Name of exempt principal trader	UBS AG London Branch
Company dealt in	RENTOKIL INITIAL PLC
Description of all derivative products disclosed on this form	CFD
Relevant security to which the derivative is referenced	ORDINARY SHARES 1P
Name of offeree/offeror with whom connected	RENTOKIL INITIAL PLC
Nature of connection #	CONNECTED ADVISER
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.	N/A

Date of dealing	13 September 2005

WRITING/ENTERING INTO A DERIVATIVE

Product name	Transaction date	Writing/entering into (indicate as applicable)	Number of securities to which the derivative is referenced	Reference price (currency must be stated)	Maturity date
eg long CFD					

CLOSING OUT A DERIVATIVE

Product name	Transaction date	Number of securities to which the derivative is referenced	Reference price (currency must be stated)	Closing out price (currency must be stated)
eg long CFD				
LONG CFD	13 Sep 2005	61,000	1.5721 GBP	1.6525 GBP

Date of disclosure	14 September 2005
Contact name	ROBIN RAGNUTH
Telephone number	020 7567 8289

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

Rentokil Initial

Rule 8.3-Rentokil Initial PLC

Schroders PLC
14 September 2005

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY

(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	Schroders plc
Company dealt in	Rentokil Initial Plc
Relevant security dealt in	Ordinary 1p shares
If a connected EFM, name of offeree/offeror with which connected	n/a
If a connected EFM, nature of connection #	n/a
Date of dealing	13.09.05

DEALINGS +

Amount bought	Price per unit (currency must be stated)
3,000,000	165.279

Amount sold	Price per unit (currency must be stated)

Resultant total amount and percentage of the same relevant security owned or controlled	67,010,700 (3.699%)

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	14.09.05
Contact name	Alison Dunn
Telephone number	020 7658 2962

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

\+ If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

Rentokil Initial

Rule 8.3- Rentokil Initial plc

Capital Group Companies Inc
14 September 2005

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY

(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	The Capital Group Companies, Inc.
Company dealt in Relevant security dealt in	Rentokil Initial plc Ordinary Shares
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, nature of connection #	N/A
Date of dealing	13 September 2005

DEALINGS +

Amount bought	Price per unit (currency must be stated)
0	- GBP

Amount sold	Price per unit (currency must be stated)
117,200 shares	1.6549 - GBP

Resultant total amount and percentage of the same relevant security owned or controlled	40,987,204 shares (2.26%)

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	13 September 2005
Contact name	Greg Dickinson
Telephone number	(213) 615-0469

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

+ If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

Rentokil Initial

Rule 8.3-Rentokil Initial PLC

Fidelity International Ltd
14 September 2005

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	FMR CORP. AND/OR ONE OR MORE OF ITS DIRECT OR INDIRECT SUBSIDIARIES AND FIDELITY INTERNATIONAL LIMITED AND/OR ONE OR MORE OF ITS DIRECT AND INDIRECT SUBSIDIARIES
Company dealt in	RENTOKIL INITIAL PLC
Relevant security dealt in	ORDINARY SHARES
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, nature of connection #	N/A
Date of dealing	13 SEPTEMBER 2005

DEALINGS +

Amount bought	Price per unit (currency must be stated)
400,000	1.6519 GBP/SHARE
Amount sold	Price per unit (currency must be stated)

Resultant total amount and

percentage of the same relevant security owned or controlled	36,551,233	(2.02%)

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	14 SEPTEMBER 2005
Contact name	SHAUN JACKSON
Telephone number	01737 837 092

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

\# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

\+ If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

Rentokil Initial

Put up or Shut up deadline

Takeover Panel
14 September 2005

2005/36

RENTOKIL INITIAL PLC

('RENTOKIL')

RAPHOE MANAGEMENT LIMITED

('RAPHOE')

Following recent representations made by the advisers to Rentokil, the Panel Executive has been considering the application of Rule 2.4(b) of the Code to the announcements made by Raphoe stating the possibility of Raphoe making an offer for Rentokil. Following discussions with both parties' advisers, the Panel Executive has ruled that Raphoe must, by 12.00 noon on 17 October 2005, either announce a firm intention to make an offer for Rentokil under Rule 2.5 of the Code or announce that it does not intend to make an offer for Rentokil. No extension to this deadline will be granted, except with the consent of the Panel Executive. In the event that Raphoe announces that it does not intend to make an offer for Rentokil, Raphoe and any person acting in concert with it will, except with the consent of the Panel Executive, be bound by the restrictions contained in Rule 2.8 of the Code for six months from the date of such announcement.

Each of the parties has accepted this ruling.

14 September 2005

Rentokil Initial

Rule 8.3-Rentokil Initial PLC

Franklin Resources Inc
14 September 2005

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	FRANKLIN RESOURCES, INC.
Company dealt in	RENTOKIL INITIAL PLC
Relevant security dealt in	ORDINARY
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, nature of connection #	N/A
Date of dealing	SEPTEMBER 13, 2005

DEALINGS +

Amount bought	Price per unit (currency must be stated)
Amount sold	Price per unit (currency must be stated)
15,710	1.6525 GBP

Resultant total amount and percentage of the same relevant security owned or controlled	263,827,827 (14.5617%)

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	SEPTEMBER 14, 2005
Contact name	LORI A. WEBER
Telephone number	954-847-2283

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

\# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

\+ If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

Rentokil Initial

EPT Disclosure

UBS AG (EPT)
14 September 2005

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BPB PLC
Relevant security dealt in	ORDINARY SHARES 50P
Name of offeree/offeror with whom connected	COMPAGNIE DE SAINT-GOBAIN
Nature of connection #	CONNECTED ADVISER
Date of dealing	13 September 2005
Total number of securities bought	19,851
Highest price paid (currency must be stated)	7.3750 GBP

Lowest price paid (currency must be stated)	7.3560 GBP
Total number of securities sold	7,170
Highest price paid (currency must be stated)	7.3550 GBP
Lowest price paid (currency must be stated)	7.3550 GBP
Date of disclosure	14 September 2005
Contact name	ROBIN RAGNUTH
Telephone number	020 7567 8289

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

Name of exempt principal trader	UBS AG London Branch
Company dealt in	RENTOKIL INITIAL PLC
Relevant security dealt in	ORDINARY SHARES 1P
Name of offeree/offeror with whom connected	RENTOKIL INITIAL PLC
Nature of connection #	CONNECTED ADVISER
Date of dealing	13 September 2005

242,873

Total number of securities bought

1.6650 GBP

Highest price paid (currency must be stated)

1.6350 GBP

Lowest price paid (currency must be stated)

284,919

Total number of securities sold

1.6600 GBP

Highest price paid (currency must be stated)

1.6425 GBP

Lowest price paid (currency must be stated)

Date of disclosure 14 September 2005

Contact name ROBIN RAGNUTH
020 7567 8289

Telephone number

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

Rentokil Initial

Rule 8.3- (Rentokil Initial)

State Street Global Advisors
14 September 2005

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	STATE STREET GLOBAL ADVISORS LIMITED	
Company dealt in	Rentokil Initial PLC	
Relevant security dealt in	Ord	
If a connected EFM, name of offeree/ offeror with which connected	N/A	
If a connected EFM, nature of connection #	N/A	
Date of dealing	13/09/2005	

DEALINGS +

Amount bought	Price per unit (GBP)
Amount sold	Price per unit (GBP)
880,539	1.67
15,813	1.67
776	1.66

Resultant total amount and percentage of the same relevant security owned or controlled	43,706,436	2.41%

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? YES/ NO

Date of disclosure 14/09/2005

Contact name	Caroline O'Connor
Telephone number	020 7698 6130

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.
# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.
+ If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

Rentokil Initial

EPT Disclosure - CFD

UBS AG (EPT)
14 September 2005

FORM 38.5 (DERIVATIVE)

DEALINGS IN DERIVATIVES BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

Name of exempt principal trader	UBS AG London Branch
Company dealt in	RENTOKIL INITIAL PLC
Description of all derivative products disclosed on this form	CFD
Relevant security to which the derivative is referenced	ORDINARY SHARES 1P
Name of offeree/offeror with whom connected	RENTOKIL INITIAL PLC
Nature of connection #	CONNECTED ADVISER
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.	N/A

Date of dealing	13 September 2005

WRITING/ENTERING INTO A DERIVATIVE

Product name	Transaction date	Writing/entering into (indicate as applicable)	Number of securities to which the derivative is referenced	Reference price (currency must be stated)	Maturity date
eg long CFD					

CLOSING OUT A DERIVATIVE

Product name	Transaction date	Number of securities to which the derivative is referenced	Reference price (currency must be stated)	Closing out price (currency must be stated)
eg long CFD				
LONG CFD	13 Sep 2005	61,000	1.5721 GBP	1.6525 GBP

Date of disclosure	14 September 2005
Contact name	ROBIN RAGNUTH
Telephone number	020 7567 8289

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

Rentokil Initial

Rule 8.3-Rentokil Initial PLC

Schroders PLC
14 September 2005

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY

(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	Schroders plc
Company dealt in	Rentokil Initial Plc
Relevant security dealt in	Ordinary 1p shares
If a connected EFM, name of offeree/offeror with which connected	n/a
If a connected EFM, nature of connection #	n/a
Date of dealing	13.09.05

DEALINGS +

Amount bought	Price per unit (currency must be stated)
3,000,000	165.279

Amount sold	Price per unit (currency must be stated)

Resultant total amount and percentage of the same relevant security owned or controlled 67,010,700 (3.699%)

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	14.09.05
Contact name	Alison Dunn
Telephone number	020 7658 2962

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

\+ If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

Rentokil Initial

Rule 8.3- Rentokil Initial plc

Capital Group Companies Inc
14 September 2005

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY

(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	The Capital Group Companies, Inc.
Company dealt in	Rentokil Initial plc
Relevant security dealt in	Ordinary Shares
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, nature of connection #	N/A
Date of dealing	13 September 2005

DEALINGS +

Amount bought	Price per unit (currency must be stated)
0	- GBP

Amount sold	Price per unit (currency must be stated)
117,200 shares	1.6549 - GBP

Resultant total amount and percentage of the same relevant security owned or controlled	40,987,204 shares (2.26%)

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	13 September 2005
Contact name	Greg Dickinson
Telephone number	(213) 615-0469

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

+ If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

This information is provided by RNS
The company news service from the London Stock Exchange

Rentokil Initial

Rule 8.3-Rentokil Initial PLC

Fidelity International Ltd
14 September 2005

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	FMR CORP. AND/OR ONE OR MORE OF ITS DIRECT OR INDIRECT SUBSIDIARIES AND FIDELITY INTERNATIONAL LIMITED AND/OR ONE OR MORE OF ITS DIRECT AND INDIRECT SUBSIDIARIES
Company dealt in	RENTOKIL INITIAL PLC
Relevant security dealt in	ORDINARY SHARES
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, nature of connection #	N/A
Date of dealing	13 SEPTEMBER 2005

DEALINGS +

Amount bought	Price per unit (currency must be stated)
400,000	1.6519 GBP/SHARE
Amount sold	Price per unit (currency must be stated)

Resultant total amount and

percentage of the same relevant security owned or controlled 36,551,233 (2.02%)

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	14 SEPTEMBER 2005
Contact name	SHAUN JACKSON
Telephone number	01737 837 092

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

\+ If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

Rentokil Initial

Put up or Shut up deadline

Takeover Panel
14 September 2005

2005/36

RENTOKIL INITIAL PLC

('RENTOKIL')

RAPHOE MANAGEMENT LIMITED

('RAPHOE')

Following recent representations made by the advisers to Rentokil, the Panel Executive has been considering the application of Rule 2.4(b) of the Code to the announcements made by Raphoe stating the possibility of Raphoe making an offer for Rentokil. Following discussions with both parties' advisers, the Panel Executive has ruled that Raphoe must, by 12.00 noon on 17 October 2005, either announce a firm intention to make an offer for Rentokil under Rule 2.5 of the Code or announce that it does not intend to make an offer for Rentokil. No extension to this deadline will be granted, except with the consent of the Panel Executive. In the event that Raphoe announces that it does not intend to make an offer for Rentokil, Raphoe and any person acting in concert with it will, except with the consent of the Panel Executive, be bound by the restrictions contained in Rule 2.8 of the Code for six months from the date of such announcement.

Each of the parties has accepted this ruling.

14 September 2005

Rentokil Initial

Rule 8.3-Rentokil Initial PLC

Franklin Resources Inc
14 September 2005

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	FRANKLIN RESOURCES, INC.
Company dealt in	RENTOKIL INITIAL PLC
Relevant security dealt in	ORDINARY
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, nature of connection #	N/A
Date of dealing	SEPTEMBER 13, 2005

DEALINGS +

Amount bought	Price per unit (currency must be stated)
Amount sold	Price per unit (currency must be stated)
15,710	1.6525 GBP

Resultant total amount and percentage of the same relevant security owned or controlled   263,827,827 (14.5617%)

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED?   NO

Date of disclosure	SEPTEMBER 14, 2005
Contact name	LORI A. WEBER
Telephone number	954-847-2283

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

\# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

\+ If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

Rentokil Initial

Rule 8.3-Rentokil Initial PLC

UBS Global Asset Management (UK)Ltd
15 September 2005

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	UBS GLOBAL ASSET MANAGEMENT (UK) LTD
Company dealt in	RENTOKIL INITIAL
Relevant security dealt in	ORD 1P (POST REORG)
If a connected EFM, name of offeree/offeror with which connected	RENTOKIL INITIAL
If a connected EFM, nature of connection #	CONNECTED ADVISOR TO THE ABOVE
Date of dealing	14/09/2005

DEALINGS +

Amount bought	Price per unit (currency must be stated)

Amount sold	Price per unit (currency must be stated)
200,000	170P
14,539	1.6675

Resultant total amount and percentage of the same relevant security owned or controlled   132,624,743 (7.3%)

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED?   NO

Date of disclosure   15/09/2005

Contact name   LOUISE TYLER

Telephone number   020-7901-5131

*   Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

\#   See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

\+   If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

Rentokil Initial

Rule 8.3- Rentokil Initial

Aviva PLC
15 September 2005

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	AVIVA PLC AND ITS SUBSIDIARIES
Company dealt in	RENTOKIL INITIAL PLC
Relevant security dealt in	ORD GBP0.01
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, nature of connection #	N/A
Date of dealing	14 SEPTEMBER 2005

DEALINGS +

Amount bought	Price per unit (currency must be stated)
0	0
Amount sold	Price per unit (currency must be stated)
2,356,415	GBP1.677500
Resultant total amount and percentage of the same	27,476,347 (1.517%)

relevant security owned or controlled

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	15 SEPTEMBER 2005
Contact name	DIANE THIRKETTLE
Telephone number	01603 687803

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

\# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

\+ If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

This information is provided by RNS
The company news service from the London Stock Exchange

Rentokil Initial

Rule 8.3-Rentokil Initial PLC

Schroders PLC
15 September 2005

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY

(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	Schroders plc
Company dealt in	Rentokil Initial Plc
Relevant security dealt in	Ordinary 1p shares
If a connected EFM, name of offeree/offeror with which connected	n/a
If a connected EFM, nature of connection #	n/a
Date of dealing	14.09.05

DEALINGS +

Amount bought	Price per unit (currency must be stated)
4,736,327	167.707

Amount sold	Price per unit (currency must be stated)

Resultant total amount and percentage of the same relevant security owned or controlled	71,747,027 (3.960%)

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED?	NO
Date of disclosure	15.09.05
Contact name	Alison Dunn
Telephone number	020 7658 2962

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

+ If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

This information is provided by RNS
The company news service from the London Stock Exchange

Rentokil Initial

EPT Disclosure

UBS AG (EPT)
15 September 2005

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BPB PLC
Relevant security dealt in	ORDINARY SHARES 50P
Name of offeree/offeror with whom connected	COMPAGNIE DE SAINT-GOBAIN
Nature of connection #	CONNECTED ADVISER
Date of dealing	14 September 2005
Total number of securities bought	70,256
Highest price paid (currency must be stated)	7.4218 GBP
Lowest price paid (currency must be stated)	7.2950 GBP

Total number of securities sold	887,532
Highest price paid (currency must be stated)	7.4300 GBP
Lowest price paid (currency must be stated)	7.3500 GBP
Date of disclosure	15 September 2005
Contact name	ROBIN RAGNUTH
Telephone number	020 7567 8289

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5

and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

Name of exempt principal trader	UBS AG London Branch
Company dealt in	RENTOKIL INITIAL PLC
Relevant security dealt in	ORDINARY SHARES 1P
Name of offeree/offeror with whom connected	RENTOKIL INITIAL PLC
Nature of connection #	CONNECTED ADVISER
Date of dealing	14 September 2005
Total number of securities bought	462,842
Highest price paid (currency must be stated)	1.7100 GBP
Lowest price paid (currency must be stated)	1.6475 GBP

Total number of securities sold	1,139,975
Highest price paid (currency must be stated)	1.7050 GBP
Lowest price paid (currency must be stated)	1.6600 GBP
Date of disclosure	15 September 2005
Contact name	ROBIN RAGNUTH
Telephone number	020 7567 8289

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at

www.thetakeoverpanel.org.uk.

Rentokil Initial

Rule 8.3- Rentokil InitialPLC

Fidelity International Ltd
15 September 2005

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	FMR CORP. AND/OR ONE OR MORE OF ITS DIRECT OR INDIRECT SUBSIDIARIES AND FIDELITY INTERNATIONAL LIMITED AND/OR ONE OR MORE OF ITS DIRECT AND INDIRECT SUBSIDIARIES
Company dealt in	RENTOKIL INITIAL PLC
Relevant security dealt in	ORDINARY SHARES
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, nature of connection #	N/A
Date of dealing	14 SEPTEMBER 2005

DEALINGS +

Amount bought	Price per unit (currency must be stated)
2,800,000	1.6794 GBP/SHARE
2,300,000	1.6775 GBP/SHARE

Amount sold	Price per unit (currency must be stated)
Resultant total amount and percentage of the same relevant security owned or controlled	41,651,233 (2.30%)

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	15 SEPTEMBER 2005
Contact name	SHAUN JACKSON
Telephone number	01737 837 092

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

\# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

\+ If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

Rentokil Initial

EPT Disclosure - Options

UBS AG (EPT)
15 September 2005

FORM 38.5 (OPTION)

DEALINGS IN OPTIONS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

Name of exempt principal trader	UBS AG London Branch
Company dealt in	RENTOKIL INITIAL PLC
Description of all option products disclosed on this form	RENTOKIL INITIAL PLC
Relevant security under option	ORD 1P
Name of offeree/offeror with whom connected	RENTOKIL INITIAL PLC
Nature of connection #	CONNECTED ADVISER
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form. If none, this should be stated.	N/A
Date of dealing	14 September 2005

WRITING/PURCHASE OF OPTION

Product name eg call option	Transaction date	Writing/purchase (indicate as applicable)	Number of securities under option	Exercise price (currency must be stated)	Expiry date	Option money paid/ received (currency must be stated)
PUT	14 Sept 2005	WRITING	1,000,000	1.60 GBP	31/12/2005	52,500 GBP
PUT	14 Sept 2005	WRITING	660,000	1.60 GBP	31/12/2005	34,650 GBP
PUT	14 Sept 2005	WRITING	340,000	1.60 GBP	31/12/2005	17,850 GBP
PUT	14 Sept 2005	PURCHASE	50,000	1.60 GBP	31/12/2005	2,500 GBP

EXERCISE OF OPTION

Product name eg call option	Transaction date	Number of securities under option	Exercise price (currency must be stated)

Date of disclosure 15 September 2005

Contact name ROBIN RAGNUTH

Telephone number 020 7567 8289

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

This information is provided by RNS
The company news service from the London Stock Exchange

Rentokil Initial

Rule 8.3- Rentokil InitialPLC

Fidelity International Ltd
15 September 2005

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	FMR CORP. AND/OR ONE OR MORE OF ITS DIRECT OR INDIRECT SUBSIDIARIES AND FIDELITY INTERNATIONAL LIMITED AND/OR ONE OR MORE OF ITS DIRECT AND INDIRECT SUBSIDIARIES
Company dealt in	RENTOKIL INITIAL PLC
Relevant security dealt in	ORDINARY SHARES
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, nature of connection #	N/A
Date of dealing	14 SEPTEMBER 2005

DEALINGS +

Amount bought	Price per unit (currency must be stated)
2,800,000	1.6794 GBP/SHARE
2,300,000	1.6775 GBP/SHARE

Amount sold	Price per unit (currency must be stated)
Resultant total amount and percentage of the same relevant security owned or controlled	41,651,233 (2.30%)

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	15 SEPTEMBER 2005
Contact name	SHAUN JACKSON
Telephone number	01737 837 092

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

\+ If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

This information is provided by RNS
The company news service from the London Stock Exchange

Rentokil Initial

EPT Disclosure-Amendment

UBS AG (EPT)
15 September 2005

This announcement replaces the previous RNS announcement reference 1142R released at 18:17 on 9 Sep 05. Amendment made to the BUY figures of RENTOKIL INITIAL PLC due to an amended trade. All other information remains unchanged.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BPB PLC
Relevant security dealt in	ORDINARY SHARES 50P
Name of offeree/offeror with whom connected	COMPAGNIE DE SAINT-GOBAIN
Nature of connection #	CONNECTED ADVISER
Date of dealing	08 September 2005

Total number of securities bought	25,304
Highest price paid (currency must be stated)	7.3818 GBP
Lowest price paid (currency must be stated)	7.3525 GBP

Total number of securities sold	92,988
Highest price paid (currency must be stated)	7.3826 GBP
Lowest price paid (currency must be stated)	7.3500 GBP
Date of disclosure	09 September 2005
Contact name	ROBIN RAGNUTH
Telephone number	020 7567 8289

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

Name of exempt principal trader	UBS AG London Branch
Company dealt in	RENTOKIL INITIAL PLC
Relevant security dealt in	ORDINARY SHARES 1P
Name of offeree/offeror with whom connected	RENTOKIL INITIAL PLC
Nature of connection #	CONNECTED ADVISER
Date of dealing	08 September 2005

Total number of securities bought	3,172,580
Highest price paid (currency must be stated)	1.6650 GBP
Lowest price paid (currency must be stated)	1.6175 GBP
Total number of securities sold	5,522,747
Highest price paid (currency must be stated)	1.6675 GBP
Lowest price paid (currency must be stated)	1.6200 GBP
Date of disclosure	09 September 2005
Contact name	ROBIN RAGNUTH
Telephone number	020 7567 8289

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

Name of exempt principal trader	UBS AG London Branch

Company dealt in	HMV GROUP PLC
Relevant security dealt in	ORDINARY SHARES 1P
Name of offeree/offeror with whom connected	HMV GROUP PLC
Nature of connection #	CONNECTED ADVISER
Date of dealing	08 September 2005
Total number of securities bought	182,084
Highest price paid (currency must be stated)	2.4625 GBP
Lowest price paid (currency must be stated)	2.4325 GBP
Total number of securities sold	122,040
Highest price paid (currency must be stated)	2.4575 GBP
Lowest price paid (currency must be stated)	2.4350 GBP
Date of disclosure	09 September 2005
Contact name	ROBIN RAGNUTH
Telephone number	020 7567 8289

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

Name of exempt principal trader	UBS AG London Branch
Company dealt in	OTTAKARS PLC
Relevant security dealt in	ORDINARY SHARES 5P
Name of offeree/offeror with whom connected	HMV GROUP PLC
Nature of connection #	CONNECTED ADVISER
Date of dealing	08 September 2005
Total number of securities bought	416,000
Highest price paid (currency must be stated)	4.3934 GBP
Lowest price paid (currency must be stated)	4.3912 GBP
Total number of securities sold	416,000
Highest price paid (currency must be stated)	4.4000 GBP
Lowest price paid (currency must be stated)	4.4000 GBP
Date of disclosure	09 September 2005
Contact name	ROBIN RAGNUTH
Telephone number	020 7567 8289

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

Rentokil Initial

Rule 8.3-Rentokil Initial PLC

Franklin Resources Inc
15 September 2005

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	FRANKLIN RESOURCES, INC.
Company dealt in	RENTOKIL INITIAL PLC
Relevant security dealt in	ORDINARY
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, nature of connection #	N/A
Date of dealing	SEPTEMBER 14, 2005

DEALINGS +

Amount bought	Price per unit (currency must be stated)
2,215,950	1.6882 GBP

Amount sold	Price per unit (currency must be stated)

Resultant total amount and percentage of the same relevant security owned or controlled	266,043,777 (14.6840%)

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	SEPTEMBER 15, 2005
Contact name	LORI A. WEBER
Telephone number	954-847-2283

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

\# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

\+ If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

Rentokil Initial

Rule 2.10 Announcement

Rentokil Initial PLC
16 September 2005

RENTOKIL INITIAL plc

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN

FOR IMMEDIATE RELEASE

16 September 2005

RULE 2.10 ANNOUNCEMENT

Rentokil Initial plc announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that at the close of business on 15 September 2005 its issued share capital consisted of 1,812,544,649 ordinary shares of 1p each.

The International Securities Identification Number is GB00B082RF11.

Enquiries:

Rentokil Initial plc - Charles Grimaldi +44 (0) 1342 833022

Brunswick Group LLP - Gill Ackers +44 (0) 20 7404 5959

Rentokil Initial

Rule 8.3- (Rentokil Initial)

State Street Global Advisors
16 September 2005

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	STATE STREET GLOBAL ADVISORS LIMITED
Company dealt in	Rentokil Initial PLC
Relevant security dealt in	Ord
If a connected EFM, name of offeree/ offeror with which connected	N/A
If a connected EFM, nature of connection #	N/A
Date of dealing	15/09/2005

DEALINGS +

Amount bought	Price per unit (GBP)
Amount sold	Price per unit (GBP)
18,221	1.69
6,691	1.69

Resultant total amount and percentage of the same relevant security owned or controlled 43,681,524 2.41%

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? YES/ NO

Date of disclosure	16/09/2005
Contact name	Caroline O'Connor
Telephone number	020 7698 6130

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.
# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.
+ If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

Rentokil Initial

Rule 8.3-Rentokil Initial PLC

Schroders PLC
16 September 2005

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	Schroders plc
Company dealt in	Rentokil Initial Plc
Relevant security dealt in	Ordinary 1p shares
If a connected EFM, name of offeree/offeror with which connected	n/a
If a connected EFM, nature of connection #	n/a
Date of dealing	15.09.05

DEALINGS +

Amount bought	Price per unit (currency must be stated)
1,625,000	167.846
Amount sold	Price per unit (currency must be stated)

Resultant total amount and percentage of the same relevant security owned or controlled 73,372,027 (4.050%)

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	16.09.05
Contact name	Alison Dunn
Telephone number	020 7658 2962

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

+ If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

Rentokil Initial

Rule 8.3-Rentokil Initial Plc

Legal & General Investment Mgmnt Ld
16 September 2005

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	Legal & General Investment Management Ltd.
Company dealt in	Rentokil Initial Plc
Relevant security dealt in	Ordinary Shares GBP 0.01
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, nature of connection #	N/A
Date of dealing	15 September 2005

DEALINGS +

Amount bought	Price per unit (currency must be stated)
Amount sold	Price per unit (currency must be stated)
9,103	GBP 1.6875

Resultant total amount and percentage of the same relevant security owned or controlled	63,159,091	3.48%

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	15 September 2005
Contact name	Sarah Greenfield
Telephone number	0207 335 5128

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

\# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

\+ If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

Rentokil Initial

EPT Disclosure

UBS AG (EPT)
16 September 2005

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BPB PLC
Relevant security dealt in	ORDINARY SHARES 50P
Name of offeree/offeror with whom connected	COMPAGNIE DE SAINT-GOBAIN
Nature of connection #	CONNECTED ADVISER
Date of dealing	15 September 2005
Total number of securities bought	835,611
Highest price paid (currency must be stated)	7.36 GBP
Lowest price paid (currency must be stated)	7.3225 GBP

Total number of securities sold	314,340
Highest price paid (currency must be stated)	7.365 GBP
Lowest price paid (currency must be stated)	7.326873 GBP
Date of disclosure	16 September 2005
Contact name	JOSEPH EVANS
Telephone number	020 7567 8287

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5

and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

Name of exempt principal trader	UBS AG London Branch
Company dealt in	RENTOKIL INITIAL PLC
Relevant security dealt in	ORDINARY SHARES 1P
Name of offeree/offeror with whom connected	RENTOKIL INITIAL PLC
Nature of connection #	CONNECTED ADVISER
Date of dealing	15 September 2005
Total number of securities bought	158,614
Highest price paid (currency must be stated)	1.6825 GBP
Lowest price paid (currency must be stated)	1.6775 GBP

	534,065
Total number of securities sold	
	1.68 GBP
Highest price paid (currency must be stated)	
	1.67 GBP
Lowest price paid (currency must be stated)	
Date of disclosure	16 September 2005
Contact name	JOSEPH EVANS 020 7567 8286
Telephone number	

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at

www.thetakeoverpanel.org.uk.

Rentokil Initial

Rule 8.3-Rentokil Initial PLC

Fidelity International Ltd
16 September 2005

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	FMR CORP. AND/OR ONE OR MORE OF ITS DIRECT OR INDIRECT SUBSIDIARIES AND FIDELITY INTERNATIONAL LIMITED AND/OR ONE OR MORE OF ITS DIRECT AND INDIRECT SUBSIDIARIES
Company dealt in	RENTOKIL INITIAL PLC
Relevant security dealt in	ORDINARY SHARES
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, nature of connection #	N/A
Date of dealing	15 SEPTEMBER 2005

DEALINGS +

Amount bought	Price per unit (currency must be stated)
3,007,000	1.6765 GBP/SHARE

Amount sold	Price per unit (currency must be stated)

Resultant total amount and percentage of the
same relevant security owned or controlled

44,658,233 (2.47%)

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	16 SEPTEMBER 2005
Contact name	SHAUN JACKSON
Telephone number	01737 837 092

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

\+ If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

Rentokil Initial

Rule 2.10 Announcement

Rentokil Initial PLC
19 September 2005

RENTOKIL INITIAL plc

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN

FOR IMMEDIATE RELEASE

19 September 2005

RULE 2.10 ANNOUNCEMENT

Rentokil Initial plc announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that at the close of business on 16 September 2005 its issued share capital consisted of 1,813,292,492 ordinary shares of 1p each.

The International Securities Identification Number is GB00B082RF11.

Enquiries:

Rentokil Initial plc - Charles Grimaldi +44 (0) 1342 833022

Brunswick Group LLP - Gill Ackers +44 (0) 20 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

Rentokil Initial

Rule 8.3-Rentokil Initial PLC

UBS Global Asset Management (UK)Ltd
19 September 2005

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	UBS GLOBAL ASSET MANAGEMENT (UK) LTD
Company dealt in	RENTOKIL INITIAL
Relevant security dealt in	ORD 1P (POST REORG)
If a connected EFM, name of offeree/offeror with which connected	RENTOKIL INITIAL
If a connected EFM, nature of connection #	CONNECTED ADVISOR TO THE ABOVE
Date of dealing	16/09/2005

DEALINGS +

Amount bought	Price per unit (currency must be stated)
46,670	£1.6888

Amount sold	Price per unit (currency must be stated)

Resultant total amount and percentage of the same relevant security owned or controlled	132,671,413	(7.3%)

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	19/09/2005
Contact name	PANNA GOHIL
Telephone number	020 7901 5139

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

\# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

\+ If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

Rentokil Initial

Rule 8.3- Rentokil Init PLC

State Street Global Advisors
19 September 2005

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	STATE STREET GLOBAL ADVISORS LIMITED
Company dealt in	Rentokil Initial PLC
Relevant security dealt in	Ord
If a connected EFM, name of offeree/ offeror with which connected	N/A
If a connected EFM, nature of connection #	N/A
Date of dealing	16/09/2005
DEALINGS +	*****Variance of 202,103 due to Transfer Deliver*****
Amount bought	Price per unit (GBP)
167,970	1.69
Amount sold	Price per unit (GBP)
Resultant total amount and percentage of the same relevant security owned or controlled	43,647,391 2.41%

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? YES/ NO

Date of disclosure	19/09/2005
Contact name	Caroline O'Connor

Telephone number 020 7698 6130

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

+ If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

Rentokil Initial

Rule 8.3-Rentokil Initial PLC

Schroders PLC
19 September 2005

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY

(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	Schroders plc
Company dealt in	Rentokil Initial Plc
Relevant security dealt in	Ordinary 1p shares
If a connected EFM, name of offeree/offeror with which connected	n/a
If a connected EFM, nature of connection #	n/a
Date of dealing	16.09.05

DEALINGS +

Amount bought	Price per unit (currency must be stated)
540,000	168.988

Amount sold   Price per unit (currency must be stated)

Resultant total amount and percentage of the same relevant security owned or controlled   73,912,027 (4.078%)

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED?   NO

Date of disclosure	19.09.05
Contact name	Alison Dunn
Telephone number	020 7658 2962

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

+ If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its

Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

Rentokil Initial

EPT Disclosure

UBS AG (EPT)
19 September 2005

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BPB PLC
Relevant security dealt in	ORDINARY SHARES 50P
Name of offeree/offeror with whom connected	COMPAGNIE DE SAINT-GOBAIN
Nature of connection #	CONNECTED ADVISER
Date of dealing	16 September 2005
Total number of securities bought	97,786
Highest price paid (currency must be stated)	7.3500 GBP
Lowest price paid (currency must be stated)	7.3368 GBP

Total number of securities sold	94,305
Highest price paid (currency must be stated)	7.3750 GBP
Lowest price paid (currency must be stated)	7.3410 GBP

Date of disclosure	19 September 2005
Contact name	ROBIN RAGNUTH
Telephone number	020 7567 8289

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5

and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

Name of exempt principal trader	UBS AG London Branch
Company dealt in	RENTOKIL INITIAL PLC
Relevant security dealt in	ORDINARY SHARES 1P
Name of offeree/offeror with whom connected	RENTOKIL INITIAL PLC
Nature of connection #	CONNECTED ADVISER
Date of dealing	16 September 2005
Total number of securities bought	1,766,072
Highest price paid (currency must be stated)	1.7000 GBP
Lowest price paid (currency must be stated)	1.6850 GBP

Total number of securities sold	680,798
Highest price paid (currency must be stated)	1.7000 GBP
Lowest price paid (currency must be stated)	1.6900 GBP
Date of disclosure	19 September 2005
Contact name	ROBIN RAGNUTH
Telephone number	020 7567 8289

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at

www.thetakeoverpanel.org.uk.

Rentokil Initial

Rule 8.3-Rentokil Initial PLC

Fidelity International Ltd
19 September 2005

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	FMR CORP. AND/OR ONE OR MORE OF ITS DIRECT OR INDIRECT SUBSIDIARIES AND FIDELITY INTERNATIONAL LIMITED AND/OR ONE OR MORE OF ITS DIRECT AND INDIRECT SUBSIDIARIES
Company dealt in	RENTOKIL INITIAL PLC
Relevant security dealt in	ORDINARY SHARES
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, nature of connection #	N/A
Date of dealing	16 SEPTEMBER 2005

DEALINGS +

Amount bought	Price per unit (currency must be stated)
450,000	1.6900 GBP/SHARE (APPROX)

Amount sold	Price per unit (currency must be stated)

Resultant total amount and percentage of the same relevant security owned or controlled	45,108,233 (2.49%)

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	19 SEPTEMBER 2005
Contact name	RANI JANDU
Telephone number	01737 836 911

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

\# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

\+ If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

Rentokil Initial

EPT Disclosure - Options

UBS AG (EPT)
19 September 2005

FORM 38.5 (OPTION)

DEALINGS IN OPTIONS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

Name of exempt principal trader	UBS AG London Branch
Company dealt in	RENTOKIL INITIAL PLC
Description of all option products disclosed on this form	RENTOKIL INITIAL PLC
Relevant security under option	ORD 1P
Name of offeree/offeror with whom connected	RENTOKIL INITIAL PLC
Nature of connection #	CONNECTED ADVISER
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form. If none, this should be stated.	N/A
Date of dealing	16 September 2005

WRITING/PURCHASE OF OPTION

Product name eg call option	Transaction date	Writing/purchase (indicate as applicable)	Number of securities under option	Exercise price (currency must be stated)	Expiry date	Option money paid/ received (currency must be stated)
CALL	16 Sept 2005	WRITING	1,690,000	1.60 GBP	30/09/2005	169,000 GBP
CALL	16 Sept 2005	PURCHASE	1,690,000	1.80 GBP	31/03/2006	126,750 GBP

EXERCISE OF OPTION

Product name eg call option	Transaction date	Number of securities under option	Exercise price (currency must be stated)

Date of disclosure	19 September 2005
Contact name	ROBIN RAGNUTH
Telephone number	020 7567 8289

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

Rentokil Initial

EPT Disclosure - Amendment

UBS AG (EPT)
19 September 2005

This announcement replaces the previous RNS announcement reference 3759R released at 12:03 on 16 Sep 05. Amendment made to the BUY and SELL figures of BPB PLC due to the amendment of a trade and the late entry of another. All other information remains unchanged.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BPB PLC
Relevant security dealt in	ORDINARY SHARES 50P
Name of offeree/offeror with whom connected	COMPAGNIE DE SAINT-GOBAIN
Nature of connection #	CONNECTED ADVISER
Date of dealing	15 September 2005
Total number of securities bought	851,050
Highest price paid (currency must be stated)	7.36 GBP
Lowest price paid (currency must be stated)	7.3225 GBP
Total number of securities sold	599,040
Highest price paid (currency must be stated)	7.365 GBP

Lowest price paid (currency must be stated)	7.326873 GBP
Date of disclosure	16 September 2005
Contact name	JOSEPH EVANS
Telephone number	020 7567 8287

\# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

Name of exempt principal trader	UBS AG London Branch
Company dealt in	RENTOKIL INITIAL PLC
Relevant security dealt in	ORDINARY SHARES 1P
Name of offeree/offeror with whom connected	RENTOKIL INITIAL PLC
Nature of connection #	CONNECTED ADVISER
Date of dealing	15 September 2005
Total number of securities bought	158,614
Highest price paid (currency must be stated)	1.6825 GBP
Lowest price paid (currency must be stated)	1.6775 GBP

Total number of securities sold	534,065
Highest price paid (currency must be stated)	1.68 GBP
Lowest price paid (currency must be stated)	1.67 GBP
Date of disclosure	16 September 2005
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286

\# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

Rentokil Initial

Rule 8.3-Rentokil Initial PLC

UBS Global Asset Management (UK)Ltd
20 September 2005

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	UBS GLOBAL ASSET MANAGEMENT (UK) LTD
Company dealt in	RENTOKIL INITIAL
Relevant security dealt in	ORD 1P(POST REORG)
If a connected EFM, name of offeree/offeror with which connected	RENTOKIL INITIAL
If a connected EFM, nature of connection #	CONNECTION ADVISOR TO THE ABOVE
Date of dealing	19/09/2005

DEALINGS +

Amount bought	Price per unit (currency must be stated)

Amount sold	Price per unit (currency must be stated)
7,626	£1.6875

Resultant total amount and percentage of the same relevant security owned or controlled 132,663,787 (7.3%)

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	20/09/2005
Contact name	PANNA GOHIL
Telephone number	020 7901 5139

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

\# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

\+ If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

Rentokil Initial

Rule 8.3- Rentokil InitialPLC

State Street Global Advisors
20 September 2005

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	STATE STREET GLOBAL ADVISORS LIMITED
Company dealt in	Rentokil Initial PLC
Relevant security dealt in	Ord
If a connected EFM, name of offeree/ offeror with which connected	N/A
If a connected EFM, nature of connection #	N/A
Date of dealing	19/09/2005

DEALINGS +

Amount bought	Price per unit (GBP)
Amount sold	Price per unit (GBP)
369,358	1.69

Resultant total amount and percentage of the same relevant security owned or controlled	43,278,033	2.39%

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? YES/ NO

Date of disclosure	20/09/2005
Contact name	Caroline O'Connor
Telephone number	020 7698 6130

* Specify the owner or controller in addition to the person dealing.
The naming of nominees or vehicle companies is insufficient. In the case of

disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

+ If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

Rentokil Initial

Rule 8.3-Rentokil Initial PLC

Fidelity International Ltd
20 September 2005

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	FMR CORP.AND/OR ONE OR MORE OF ITS DIRECT OR INDIRECT SUBSIDIARIES AND FIDELITY INTERNATIONAL LIMITED AND/OR ONE OR MORE OF ITS DIRECT AND INDIRECT SUBSIDIARIES
Company dealt in	RENTOKIL INITIAL PLC
Relevant security dealt in	ORDINARY SHARES
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, nature of connection #	N/A
Date of dealing	19 SEPTEMBER 2005

DEALINGS +

Amount bought	Price per unit (currency must be stated)
747,496	1.6855 GBP/SHARE

Amount sold	Price per unit (currency must be stated)

Resultant total amount and percentage of the same relevant security owned or controlled	45,855,729 (2.53%)
IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED?	NO
Date of disclosure	20 SEPTEMBER 2005
Contact name	SHAUN JACKSON
Telephone number	01737 837 092

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

\+ If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

Rentokil Initial

Rule 8.3-Rentokil Initial PLC

Schroders PLC
20 September 2005

FORM 8.3
DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	Schroders plc
Company dealt in	Rentokil Initial Plc
Relevant security dealt in	Ordinary 1p shares
If a connected EFM, name of offeree/offeror with which connected	n/a
If a connected EFM, nature of connection #	n/a
Date of dealing	19.09.05

DEALINGS +

Amount bought	Price per unit (currency must be stated)
1,498,982	168.68

Amount sold	Price per unit (currency must be stated)
116,410	168.75

Resultant total amount and percentage of the same relevant security owned or controlled	75,294,599 (4.152%)
IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED?	NO
Date of disclosure	20.09.05
Contact name	Alison Dunn
Telephone number	020 7658 2962

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

+ If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

Rentokil Initial

EPT Disclosure

UBS AG (EPT)
20 September 2005

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

Name of exempt principal trader	UBS AG London Branch
Company dealt in	RENTOKIL INITIAL PLC
Relevant security dealt in	ORDINARY SHARES 1P
Name of offeree/offeror with whom connected	RENTOKIL INITIAL PLC
Nature of connection #	CONNECTED ADVISER
Date of dealing	19 September 2005
Total number of securities bought	80,486
Highest price paid (currency must be stated)	1.6900 GBP
Lowest price paid (currency must be stated)	1.6825 GBP

Total number of securities sold	1,105,994
Highest price paid (currency must be stated)	1.6875 GBP
Lowest price paid (currency must be stated)	1.6825 GBP
Date of disclosure	20 September 2005
Contact name	ROBIN RAGNUTH
Telephone number	020 7567 8289

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5

and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

Name of exempt principal trader	UBS AG London Branch
Company dealt in	DEUTSCHE POST AG
Relevant security dealt in	NPV (REGD)
Name of offeree/offeror with whom connected	EXEL PLC
Nature of connection #	CONNECTED ADVISER
Date of dealing	19 September 2005
Total number of securities bought	1,678,475
Highest price paid (currency must be stated)	19.64 EUR
Lowest price paid (currency must be stated)	19.37 EUR

	1,729,379
Total number of securities sold	
	19.65 EUR
Highest price paid (currency must be stated)	
	19.42 EUR
Lowest price paid (currency must be stated)	

Date of disclosure	20 September 2005
Contact name	ROBIN RAGNUTH 020 7567 8289
Telephone number	

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at

www.thetakeoverpanel.org.uk.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

Name of exempt principal trader	UBS AG London Branch
Company dealt in	SCOTTISH POWER PLC
Relevant security dealt in	ORDINARY SHARES 50P
Name of offeree/offeror with whom connected	SCOTTISH POWER PLC
Nature of connection #	CONNECTED ADVISER
Date of dealing	19 September 2005
	616,138
Total number of securities bought	
	5.7600 GBP
Highest price paid (currency must be stated)	
	5.7000 GBP

Lowest price paid (currency must be stated)

111,880

Total number of securities sold

5.7650 GBP

Highest price paid (currency must be stated)

5.7200 GBP

Lowest price paid (currency must be stated)

Date of disclosure	20 September 2005
Contact name	ROBIN RAGNUTH
Telephone number	020 7567 8289

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

Rentokil Initial

EPT Disclosure - Options

UBS AG (EPT)
20 September 2005

FORM 38.5 (OPTION)

DEALINGS IN OPTIONS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

Name of exempt principal trader	UBS AG London Branch
Company dealt in	RENTOKIL INITIAL PLC
Description of all option products disclosed on this form	RENTOKIL INITIAL PLC
Relevant security under option	ORD 1P
Name of offeree/offeror with whom connected	RENTOKIL INITIAL PLC
Nature of connection #	CONNECTED ADVISER
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form. If none, this should be stated.	N/A

Date of dealing 19 September 2005

WRITING/PURCHASE OF OPTION

Product name	Transaction date	Writing/purchase (indicate as applicable)	Number of securities under option	Exercise price (currency must be stated)	Expiry date	Option money paid/ received (currency must be stated)
eg call option						

EXERCISE OF OPTION

Product name	Transaction date	Number of securities under option	Exercise price (currency must be stated)
eg call option			
CALL	19 Sep 2005	59,000	1.60 GBP

Date of disclosure 20 September 2005

Contact name	ROBIN RAGNUTH
Telephone number	020 7567 8289

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

Rentokil Initial

EPT Disclosure

UBS AG (EPT)
21 September 2005

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

Name of exempt principal trader	UBS Securities LLC
Company dealt in	RENTOKIL INITIAL PLC
Relevant security dealt in	ADR EACH REPR 5 ORD GBP 0.01
Name of offeree/offeror with whom connected	RENTOKIL INITIAL PLC
Nature of connection #	CONNECTED ADVISER
Date of dealing	19 September 2005
Total number of securities bought	500
Highest price paid (currency must be stated)	15.15 USD
Lowest price paid (currency must be stated)	15.15 USD

Total number of securities sold	0
Highest price paid (currency must be stated)	0 USD
Lowest price paid (currency must be stated)	0 USD
Date of disclosure	21 September 2005
Contact name	ROBIN RAGNUTH
Telephone number	020 7567 8289

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5

and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

Rentokil Initial

Rule 8.3- Rentokil Initial

Aviva PLC
21 September 2005

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	AVIVA PLC AND ITS SUBSIDIARIES
Company dealt in	RENTOKIL INITIAL PLC
Relevant security dealt in	ORD GBP0.01
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, nature of connection #	N/A
Date of dealing	20 SEPTEMBER 2005

DEALINGS +

Amount bought	Price per unit (currency must be stated)
23,200	GBP1.694087
Amount sold	Price per unit (currency must be stated)
0	0

Resultant total amount and percentage of the same relevant security owned or controlled	27,499,547 (1.517%)

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	21 SEPTEMBER 2005
Contact name	NEIL WHITTAKER
Telephone number	01603 684420

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

+ If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

Rentokil Initial

Rule 8.3-Rentokil Initial Plc

Legal & General Investment Mgmnt Ld
21 September 2005

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY

(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	Legal & General Investment Management Ltd.
Company dealt in	Rentokil Initial Plc
Relevant security dealt in	Ordinary Shares GBP 0.01
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, nature of connection #	N/A
Date of dealing	20 September 2005

DEALINGS +

Amount bought	Price per unit (currency must be stated)
Amount sold	Price per unit (currency must be stated)

38,318	GBP 1.6888	
Resultant total amount and percentage of the same relevant security owned or controlled	63,120,773	3.48%

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	21 September 2005
Contact name	Helen Lewis
Telephone number	0207 528 6742

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

+ If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

Rentokil Initial

Rule 8.3- Rentokil Initial plc

Capital Group Companies Inc
21 September 2005

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY

(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	The Capital Group Companies, Inc.
Company dealt in Relevant security dealt in	Rentokil Initial plc Ordinary Shares
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, nature of connection #	N/A
Date of dealing	20 September 2005

DEALINGS +

Amount bought	Price per unit (currency must be stated)
0 shares	N/A

Amount sold	Price per unit (currency must be stated)
200,000 shares	1.6925 - GBP
Resultant total amount and percentage of the same relevant security owned or controlled	40,777,404 shares (2.25%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	20 September 2005
Contact name	Gina Martinez
Telephone number	(213) 615-0469

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

+ If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as

appropriate.

**(9,800) shares due to off market transaction.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

Rentokil Initial

Rule 8.3-Rentokil Initial PLC

Schroders PLC
21 September 2005

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY

(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	Schroders plc
Company dealt in	Rentokil Initial Plc
Relevant security dealt in	Ordinary 1p shares
If a connected EFM, name of offeree/offeror with which connected	n/a
If a connected EFM, nature of connection #	n/a
Date of dealing	20.09.05

DEALINGS +

Amount bought	Price per unit (currency must be stated)
1,573,911	168.992
Amount sold	Price per unit (currency must be stated)

Resultant total amount and percentage of the same relevant security owned or controlled	76,868,510 (4.239%)
IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED?	NO
Date of disclosure	21.09.05
Contact name	Alison Dunn
Telephone number	020 7658 2962

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

\# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

\+ If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

Rentokil Initial

EPT Disclosure

UBS AG (EPT)
21 September 2005

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BPB PLC
Relevant security dealt in	ORDINARY SHARES 50P
Name of offeree/offeror with whom connected	COMPAGNIE DE SAINT-GOBAIN
Nature of connection #	CONNECTED ADVISER
Date of dealing	20 September 2005
Total number of securities bought	17,403
Highest price paid (currency must be stated)	7.3760 GBP

Lowest price paid (currency must be stated)	7.3650 GBP
Total number of securities sold	114,409
Highest price paid (currency must be stated)	7.3874 GBP
Lowest price paid (currency must be stated)	7.3690 GBP
Date of disclosure	21 September 2005
Contact name	ROBIN RAGNUTH
Telephone number	020 7567 8289

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

Name of exempt principal trader	UBS AG London Branch
Company dealt in	RENTOKIL INITIAL PLC
Relevant security dealt in	ORDINARY SHARES 1P
Name of offeree/offeror with whom connected	RENTOKIL INITIAL PLC
Nature of connection #	CONNECTED ADVISER
Date of dealing	20 September 2005

Total number of securities bought	378,546
Highest price paid (currency must be stated)	1.6950 GBP
Lowest price paid (currency must be stated)	1.6825 GBP
Total number of securities sold	400,805
Highest price paid (currency must be stated)	1.6950 GBP
Lowest price paid (currency must be stated)	1.6850 GBP
Date of disclosure	21 September 2005

Contact name	ROBIN RAGNUTH
Telephone number	020 7567 8289

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

Rentokil Initial

EPT Disclosure - Replacement

UBS AG (EPT)
21 September 2005

This announcement replaces the previous RNS announcement reference 4366R released at 12:26 on 19 Sep 05. Amendment made to the BUY and SELL figures of RENTOKIL INITIAL PLC due to the subsequent cancellation and amendment of trades. All other information remains unchanged.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BPB PLC
Relevant security dealt in	ORDINARY SHARES 50P
Name of offeree/offeror with whom connected	COMPAGNIE DE SAINT-GOBAIN
Nature of connection #	CONNECTED ADVISER
Date of dealing	16 September 2005
	97,786
Total number of securities bought	

7.3500 GBP

Highest price paid (currency must be stated)

7.3368 GBP

Lowest price paid (currency must be stated)

94,305

Total number of securities sold

7.3750 GBP

Highest price paid (currency must be stated)

7.3410 GBP

Lowest price paid (currency must be stated)

Date of disclosure	19 September 2005
Contact name	ROBIN RAGNUTH
	020 7567 8289
Telephone number	

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

Name of exempt *principal* trader	UBS AG London Branch
Company dealt in	RENTOKIL INITIAL PLC
Relevant security dealt in	ORDINARY SHARES 1P
Name of offeree/offeror with whom connected	RENTOKIL INITIAL PLC
Nature of connection #	CONNECTED ADVISER
Date of dealing	16 September 2005

1,769,072

Total number of securities bought

	1.7000 GBP
Highest price paid (currency must be stated)	
	1.6850 GBP
Lowest price paid (currency must be stated)	
	880,798
Total number of securities sold	
	1.7000 GBP
Highest price paid (currency must be stated)	
	1.6900 GBP
Lowest price paid (currency must be stated)	
Date of disclosure	19 September 2005
Contact name	ROBIN RAGNUTH
	020 7567 8289
Telephone number	

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

Rentokil Initial

EPT Disclosure - Replacement

UBS AG (EPT)
21 September 2005

This announcement replaces the previous RNS announcement reference 5188R released at 15:21 on 20 Sep 05. Amendment made to the SELL figures of DEUTSCHE POST AG due to the late entry of a trade. All other information remains unchanged.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

Name of exempt principal trader	UBS AG London Branch
Company dealt in	RENTOKIL INITIAL PLC
Relevant security dealt in	ORDINARY SHARES 1P
Name of offeree/offeror with whom connected	RENTOKIL INITIAL PLC
Nature of connection #	CONNECTED ADVISER
Date of dealing	19 September 2005
Total number of securities bought	80,486
Highest price paid (currency must be stated)	1.6900 GBP
Lowest price paid (currency must be stated)	1.6825 GBP
Total number of securities sold	1,105,994
Highest price paid (currency must be stated)	1.6875 GBP

Lowest price paid (currency must be stated)	1.6825 GBP
Date of disclosure	20 September 2005
Contact name	ROBIN RAGNUTH
Telephone number	020 7567 8289

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

Name of exempt principal trader	UBS AG London Branch
Company dealt in	DEUTSCHE POST AG
Relevant security dealt in	NPV (REGD)
Name of offeree/offeror with whom connected	EXEL PLC
Nature of connection #	CONNECTED ADVISER
Date of dealing	19 September 2005
Total number of securities bought	1,678,475
Highest price paid (currency must be stated)	19.64 EUR
Lowest price paid (currency must be stated)	19.37 EUR

Total number of securities sold	1,740,223
Highest price paid (currency must be stated)	19.65 EUR
Lowest price paid (currency must be stated)	19.42 EUR

Date of disclosure	20 September 2005
Contact name	ROBIN RAGNUTH
Telephone number	020 7567 8289

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

Name of exempt principal trader	UBS AG London Branch
Company dealt in	SCOTTISH POWER PLC
Relevant security dealt in	ORDINARY SHARES 50P
Name of offeree/offeror with whom connected	SCOTTISH POWER PLC
Nature of connection #	CONNECTED ADVISER
Date of dealing	19 September 2005

Total number of securities bought	616,138
Highest price paid (currency must be stated)	5.7600 GBP
Lowest price paid (currency must be stated)	5.7000 GBP
Total number of securities sold	111,880
Highest price paid (currency must be stated)	5.7650 GBP
Lowest price paid (currency must be stated)	5.7200 GBP
Date of disclosure	20 September 2005
Contact name	ROBIN RAGNUTH
Telephone number	020 7567 8289

\# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

Rentokil Initial

Rule 8.3- Rentokil Initial

Schroders PLC
22 September 2005

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY

(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	Schroders plc
Company dealt in	Rentokil Initial Plc
Relevant security dealt in	Ordinary 1p shares
If a connected EFM, name of offeree/offeror with which connected	n/a
If a connected EFM, nature of connection #	n/a
Date of dealing	21.09.05

DEALINGS +

Amount bought	Price per unit (currency must be stated)
3,500,000	167.889p
1,101,337	167.375p

Amount sold	Price per unit (currency must be stated)

Resultant total amount and percentage of the same relevant security owned or controlled	81,469,847 (4.493%)

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED?	NO
Date of disclosure	22.09.05
Contact name	Katy Creagh-Osborne
Telephone number	020 7658 2959

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

+ If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

Rentokil Initial

Rule 8.3- Rentokil Init PLC

State Street Global Advisors
22 September 2005

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	STATE STREET GLOBAL ADVISORS LIMITED
Company dealt in	Rentokil Initial PLC
Relevant security dealt in	Ord
If a connected EFM, name of offeree/ offeror with which connected	N/A
If a connected EFM, nature of connection #	N/A
Date of dealing	21/09/2005

DEALINGS +

Amount bought	Price per unit (GBP)
27,422	1.69
Amount sold	Price per unit (GBP)
23,202	1.69

Resultant total amount and percentage of the same relevant security owned or controlled	43,282,253	2.39%

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? YES/ NO

Date of disclosure	22/09/2005
Contact name	Caroline O'Connor
Telephone number	020 7698 6130

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

+ If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

Rentokil Initial

Rule 8.3-Rentokil Initial PLC

Fidelity International Ltd
22 September 2005

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	FMR CORP. AND/OR ONE OR MORE OF ITS DIRECT OR INDIRECT SUBSIDIARIES AND FIDELITY INTERNATIONAL LIMITED AND/OR ONE OR MORE OF ITS DIRECT AND INDIRECT SUBSIDIARIES
Company dealt in	RENTOKIL INITIAL PLC
Relevant security dealt in	ORDINARY SHARES
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, nature of connection #	N/A
Date of dealing	21 SEPTEMBER 2005

DEALINGS +

Amount bought	Price per unit (currency must be stated)
500,000	1.6700 GBP/SHARE
Amount sold	Price per unit (currency must be stated)

Resultant total amount and percentage of the same relevant security owned or controlled	47,855,729 (2.64%)

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	22 SEPTEMBER 2005
Contact name	SHAUN JACKSON
Telephone number	01737 837 092

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

\# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

\+ If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

Rentokil Initial

EPT Disclosure

UBS AG (EPT)
22 September 2005

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BPB PLC
Relevant security dealt in	ORDINARY SHARES 50P
Name of offeree/offeror with whom connected	COMPAGNIE DE SAINT-GOBAIN
Nature of connection #	CONNECTED ADVISER
Date of dealing	21 September 2005
Total number of securities bought	31,539
Highest price paid (currency must be stated)	7.3860 GBP

Lowest price paid (currency must be stated)	7.3750 GBP
Total number of securities sold	67,370
Highest price paid (currency must be stated)	7.3900 GBP
Lowest price paid (currency must be stated)	7.3690 GBP
Date of disclosure	22 September 2005
Contact name	ROBIN RAGNUTH
Telephone number	020 7567 8289

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

Name of exempt principal trader	UBS AG London Branch
Company dealt in	RENTOKIL INITIAL PLC
Relevant security dealt in	ORDINARY SHARES 1P
Name of offeree/offeror with whom connected	RENTOKIL INITIAL PLC
Nature of connection #	CONNECTED ADVISER
Date of dealing	21 September 2005

Total number of securities bought	188,227
Highest price paid (currency must be stated)	1.6850 GBP
Lowest price paid (currency must be stated)	1.6625 GBP
Total number of securities sold	192,025
Highest price paid (currency must be stated)	1.6875 GBP
Lowest price paid (currency must be stated)	1.6700 GBP
Date of disclosure	22 September 2005

Contact name	ROBIN RAGNUTH
Telephone number	020 7567 8289

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

Rentokil Initial

EPT Disclosure Amendment

UBS AG (EPT)
22 September 2005

This announcement replaces the previous RNS announcement reference 5961R released at 17:53 on 21 Sep 05. Amendment made to the SELL figures of DEUTSCHE POST AG due to the late entry of a trade. All other information remains unchanged.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

Name of exempt principal trader	UBS AG London Branch
Company dealt in	RENTOKIL INITIAL PLC
Relevant security dealt in	ORDINARY SHARES 1P
Name of offeree/offeror with whom connected	RENTOKIL INITIAL PLC
Nature of connection #	CONNECTED ADVISER
Date of dealing	19 September 2005
	80,486
Total number of securities bought	
	1.6900 GBP

Highest price paid (currency must be stated)

1.6825 GBP

Lowest price paid (currency must be stated)

1,105,994

Total number of securities sold

1.6875 GBP

Highest price paid (currency must be stated)

1.6825 GBP

Lowest price paid (currency must be stated)

Date of disclosure	20 September 2005
Contact name	ROBIN RAGNUTH
Telephone number	020 7567 8289

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

Name of exempt principal trader	UBS AG London Branch
Company dealt in	DEUTSCHE POST AG
Relevant security dealt in	NPV (REGD)
Name of offeree/offeror with whom connected	EXEL PLC
Nature of connection #	CONNECTED ADVISER
Date of dealing	19 September 2005

1,678,475

Total number of securities bought

19.64 EUR

Highest price paid (currency must be stated)

19.37 EUR

Lowest price paid (currency must be stated)

Total number of securities sold	2,014,835
Highest price paid (currency must be stated)	19.65 EUR
Lowest price paid (currency must be stated)	19.37 EUR
Date of disclosure	20 September 2005
Contact name	ROBIN RAGNUTH
Telephone number	020 7567 8289

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

Name of exempt principal trader	UBS AG London Branch
Company dealt in	SCOTTISH POWER PLC
Relevant security dealt in	ORDINARY SHARES 50P
Name of offeree/offeror with whom connected	SCOTTISH POWER PLC
Nature of connection #	CONNECTED ADVISER
Date of dealing	19 September 2005
	616,138
Total number of securities bought	
	5.7600 GBP
Highest price paid (currency must be stated)	

5.7000 GBP

Lowest price paid (currency must be stated)

111,880

Total number of securities sold

5.7650 GBP

Highest price paid (currency must be stated)

5.7200 GBP

Lowest price paid (currency must be stated)

Date of disclosure 20 September 2005

Contact name ROBIN RAGNUTH

020 7567 8289

Telephone number

See the definition of "connected fund managers and principal traders" in the

Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

This information is provided by RNS
The company news service from the London Stock Exchange

6.3

Rentokil Initial

Additional Listing

Rentokil Initial PLC
23 September 2005

Rentokil Initial plc ('the Company')

Application has been made to the Financial Services Authority and the London Stock Exchange Plc for a total of 3,000,000 Ordinary shares of 1 pence each ('shares') to be admitted to the Official List.

These shares are being reserved under a block listing and will be issued pursuant to the following scheme:

Schemes	Shares
Rentokil Initial Share Option Scheme for Key Executives	3,000,000

When issued these shares will rank pari passu with the existing shares.

This information is provided by RNS
The company news service from the London Stock Exchange

Rentokil Initial

Rule 8.3-Rentokil Initial PLC

UBS Global Asset Management (UK)Ltd
23 September 2005

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	UBS GLOBAL ASSET MANAGEMENT (UK) LTD
Company dealt in	RENTOKIL INITIAL
Relevant security dealt in	ORD 1P(POST REORG)
If a connected EFM, name of offeree/offeror with which connected	RENTOKIL INITIAL
If a connected EFM, nature of connection #	CONNECTION ADVISOR TO THE ABOVE
Date of dealing	22/09/2005

DEALINGS +

Amount bought	Price per unit (currency must be stated)
132,070	£1.6788

Amount sold	Price per unit (currency must be stated)

Resultant total amount and percentage of the same relevant security owned or controlled 132,511,835 (7.3%) @

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	23/09/2005
Contact name	PANNA GOHIL
Telephone number	020 7901 5139

@ The variation between the resultant holding stated above and that included in our last relevant public Rule 8 disclosure which is not accounted for by the sales or purchases detailed above arises out of a transfer into or out of our funds under management.

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

\# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

\+ If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

Rentokil Initial

Rule 8.3- Rentokil Initial

Schroders PLC
23 September 2005

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY

(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	Schroders plc
Company dealt in	Rentokil Initial Plc
Relevant security dealt in	Ordinary 1p shares
If a connected EFM, name of offeree/offeror with which connected	n/a
If a connected EFM, nature of connection #	n/a
Date of dealing	22.09.05

DEALINGS +

Amount bought	Price per unit (currency must be stated)
2,550,000	168.407p
1,000,000	169p

Amount sold	Price per unit (currency must be stated)

Resultant total amount and percentage of the same relevant security owned or controlled 85,019,847 (4.689%)

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	23.09.05
Contact name	Katy Creagh-Osborne
Telephone number	020 7658 2959

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

\+ If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

This information is provided by RNS
The company news service from the London Stock Exchange

Rentokil Initial

Rule 8.3- Rentokil Init PLC

State Street Global Advisors
23 September 2005

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	STATE STREET GLOBAL ADVISORS LIMITED
Company dealt in	Rentokil Initial PLC
Relevant security dealt in	Ord
If a connected EFM, name of offeree/ offeror with which connected	N/A
If a connected EFM, nature of connection #	N/A
Date of dealing	22/09/2005

DEALINGS +

Amount bought	Price per unit (GBP)
Amount sold	Price per unit (GBP)
12,867	1.68

Resultant total amount and percentage of the same relevant security owned or controlled	43,269,386	2.39%

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? YES/ NO

Date of disclosure	23/09/2005
Contact name	Caroline O'Connor
Telephone number	020 7698 6130

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

\# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

+ If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

Rentokil Initial

Rule 8.3-Rentokil Initial PLC

Fidelity International Ltd
23 September 2005

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	FMR CORP. AND/OR ONE OR MORE OF ITS DIRECT OR INDIRECT SUBSIDIARIES AND FIDELITY INTERNATIONAL LIMITED AND/OR ONE OR MORE OF ITS DIRECT AND INDIRECT SUBSIDIARIES
Company dealt in	RENTOKIL INITIAL PLC
Relevant security dealt in	ORDINARY SHARES
If a connected EFM, name of offeree/ offeror with which connected	N/A
If a connected EFM, nature of connection #	N/A
Date of dealing	22 SEPTEMBER 2005

DEALINGS +

Amount bought	Price per unit (currency must be stated)
319,000	1.6775 GBP/SHARE

Amount sold   Price per unit (currency must be stated)

Resultant total amount and percentage of the same relevant security owned or controlled   48,174,729 (2.66%)

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED?   NO

Date of disclosure   23 SEPTEMBER 2005

Contact name   SHAUN JACKSON

Telephone number   01737 837 092

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

\+ If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

This information is provided by RNS

The company news service from the London Stock Exchange

Rentokil Initial

EPT Disclosure

UBS AG (EPT)
23 September 2005

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BPB PLC
Relevant security dealt in	ORDINARY SHARES 50P
Name of offeree/offeror with whom connected	COMPAGNIE DE SAINT-GOBAIN
Nature of connection #	CONNECTED ADVISER
Date of dealing	22 September 2005
Total number of securities bought	98,406
Highest price paid (currency must be stated)	7.385 GBP
Lowest price paid (currency must be stated)	7.36 GBP

	7,758
Total number of securities sold	
	7.38 GBP
Highest price paid (currency must be stated)	
	7.375 GBP
Lowest price paid (currency must be stated)	
Date of disclosure	23 September 2005
Contact name	JOSEPH EVANS
	020 7567 8287
Telephone number	

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5

and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

Name of exempt principal trader	UBS AG London Branch
Company dealt in	RENTOKIL INITIAL PLC
Relevant security dealt in	ORDINARY SHARES 1P
Name of offeree/offeror with whom connected	RENTOKIL INITIAL PLC
Nature of connection #	CONNECTED ADVISER
Date of dealing	22 September 2005
	206,169
Total number of securities bought	
	1.69 GBP
Highest price paid (currency must be stated)	
	1.6725 GBP

Lowest price paid (currency must be stated)

903,865

Total number of securities sold

1.6925 GBP

Highest price paid (currency must be stated)

1.6725 GBP

Lowest price paid (currency must be stated)

Date of disclosure 23 September 2005

Contact name JOSEPH EVANS

020 7567 8287

Telephone number

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

Name of exempt principal trader	UBS AG London Branch
Company dealt in	AEGIS GROUP PLC
Relevant security dealt in	ORDINARY SHARES 5P
Name of offeree/offeror with whom connected	PUBLICIS GROUPE SA
Nature of connection #	CONNECTED ADVISER
Date of dealing	22 September 2005
	8,385,499
Total number of securities bought	
	1.4475 GBP

Highest price paid (currency must be stated)	1.4135 GBP
Lowest price paid (currency must be stated)	
	1,141,329
Total number of securities sold	
	1.4475 GBP
Highest price paid (currency must be stated)	
	1.4150 GBP
Lowest price paid (currency must be stated)	
Date of disclosure	23 September 2005
Contact name	ROBIN RAGNUTH 020 7567 8289
Telephone number	

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

Name of exempt principal trader	UBS AG London Branch
Company dealt in	PUBLICIS GROUPE SA
Relevant security dealt in	ORD EUR 0.40
Name of offeree/offeror with whom connected	PUBLICIS GROUPE SA
Nature of connection #	CONNECTED ADVISER
Date of dealing	22 September 2005
	8,294
Total number of securities bought	
	26.93 EUR

Highest price paid (currency must be stated)

26.41 EUR

Lowest price paid (currency must be stated)

10,273

Total number of securities sold

27.09 EUR

Highest price paid (currency must be stated)

26.45 GBP

Lowest price paid (currency must be stated)

Date of disclosure 23 September 2005

Contact name ROBIN RAGNUTH

020 7567 8289

Telephone number

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

Rentokil Initial

EPT Disclosure - CFD

UBS AG (EPT)
23 September 2005

FORM 38.5 (DERIVATIVE)

DEALINGS IN DERIVATIVES BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

Name of exempt principal trader	UBS AG London Branch
Company dealt in	RENTOKIL INITIAL PLC
Description of all derivative products disclosed on this form	CFD
Relevant security to which the derivative is referenced	ORDINARY SHARES 1P
Name of offeree/offeror with whom connected	RENTOKIL INITIAL PLC
Nature of connection #	CONNECTED ADVISER
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.	N/A

Date of dealing 22 September 2005

WRITING/ENTERING INTO A DERIVATIVE

Product name eg long CFD	Transaction date	Writing/entering into (indicate as applicable)	Number of securities to which the derivative is referenced	Reference price (currency must be stated)	Maturity date
SHORT CFD	22-Sep-05	WRITING	700,000	1.6840 GBP	27/09/2012

CLOSING OUT A DERIVATIVE

Product name eg long CFD	Transaction date	Number of securities to which the derivative is referenced	Reference price (currency must be stated)	Closing out price (currency must be stated)

Date of disclosure 23 September 2005

Contact name JOSEPH EVANS

Telephone number 020 7567 8287

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

Rentokil Initial

EPT Disclosure Amendment

UBS AG (EPT)
23 September 2005

This announcement replaces the previous RNS announcement reference 6848R released at 12:26 on 23 Sep 05. Amendment made to the SELL figures of PUBLICIS GROUPE SA due to omitted trades. All other information remains unchanged.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BPB PLC
Relevant security dealt in	ORDINARY SHARES 50P
Name of offeree/offeror with whom connected	COMPAGNIE DE SAINT-GOBAIN
Nature of connection #	CONNECTED ADVISER
Date of dealing	22 September 2005
Total number of securities bought	98,406
Highest price paid (currency must be stated)	7.385 GBP

Lowest price paid (currency must be stated)	7.36 GBP
Total number of securities sold	7,758
Highest price paid (currency must be stated)	7.38 GBP
Lowest price paid (currency must be stated)	7.375 GBP
Date of disclosure	23 September 2005
Contact name	JOSEPH EVANS
Telephone number	020 7567 8287

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

Name of exempt principal trader	UBS AG London Branch
Company dealt in	RENTOKIL INITIAL PLC
Relevant security dealt in	ORDINARY SHARES 1P
Name of offeree/offeror with whom connected	RENTOKIL INITIAL PLC
Nature of connection #	CONNECTED ADVISER
Date of dealing	22 September 2005
Total number of securities bought	206,169
Highest price paid (currency must be stated)	1.69 GBP
Lowest price paid (currency must be stated)	1.6725 GBP
Total number of securities sold	903,865
Highest price paid (currency must be stated)	1.6925 GBP
Lowest price paid (currency must be stated)	1.6725 GBP
Date of disclosure	23 September 2005
Contact name	JOSEPH EVANS
Telephone number	020 7567 8287

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

Name of exempt principal trader	UBS AG London Branch
Company dealt in	AEGIS GROUP PLC
Relevant security dealt in	ORDINARY SHARES 5P
Name of offeree/offeror with whom connected	PUBLICIS GROUPE SA
Nature of connection #	CONNECTED ADVISER
Date of dealing	22 September 2005
Total number of securities bought	8,385,499
Highest price paid (currency must be stated)	1.4475 GBP
Lowest price paid (currency must be stated)	1.4135 GBP
Total number of securities sold	1,141,329

Highest price paid (currency must be stated)	1.4475 GBP
Lowest price paid (currency must be stated)	1.4150 GBP
Date of disclosure	23 September 2005
Contact name	ROBIN RAGNUTH
Telephone number	020 7567 8289

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

Name of exempt principal trader	UBS AG London Branch
Company dealt in	PUBLICIS GROUPE SA
Relevant security dealt in	ORD EUR 0.40
Name of offeree/offeror with whom connected	PUBLICIS GROUPE SA
Nature of connection #	CONNECTED ADVISER
Date of dealing	22 September 2005
Total number of securities bought	8,294
Highest price paid (currency must be stated)	26.93 EUR
Lowest price paid (currency must be stated)	26.41 EUR
Total number of securities sold	30,792
Highest price paid (currency must be stated)	27.10 EUR
Lowest price paid (currency must be stated)	26.45 EUR
Date of disclosure	23 September 2005
Contact name	ROBIN RAGNUTH
Telephone number	020 7567 8289

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

Rentokil Initial

Rule 8.3- Rentokil Initial

Schroders PLC
26 September 2005

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY

(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	Schroders plc
Company dealt in	Rentokil Initial Plc
Relevant security dealt in	Ordinary 1p shares
If a connected EFM, name of offeree/offeror with which connected	n/a
If a connected EFM, nature of connection #	n/a
Date of dealing	23.09.05

DEALINGS +

Amount bought	Price per unit (currency must be stated)
4,000,000	167.5p
Amount sold	Price per unit (currency must be stated)

Resultant total amount and percentage of the same relevant security owned or controlled	88,770,850 (4.896%) which includes an in-specie transfer out of 248,997 shares.

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	26.09.05
Contact name	Katy Creagh-Osborne
Telephone number	020 7658 2959

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

+ If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

This information is provided by RNS
The company news service from the London Stock Exchange

Rentokil Initial

Rule 8.3- Rentokil Init PLC

State Street Global Advisors
26 September 2005

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	STATE STREET GLOBAL ADVISORS LIMITED
Company dealt in	Rentokil Initial PLC
Relevant security dealt in	Ord
If a connected EFM, name of offeree/ offeror with which connected	N/A
If a connected EFM, nature of connection #	N/A
Date of dealing	23/09/2005
DEALINGS +	*****Variance of 5,003,162 due to Transfer Receive*****
Amount bought	Price per unit (GBP)
Amount sold	Price per unit (GBP)
14,978	1.67
8,481	1.67
Resultant total amount and percentage of the same relevant security owned or controlled	48,249,089 2.67%

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? YES/ NO

Date of disclosure	26/09/2005
Contact name	Caroline O'Connor
Telephone number	020 7698 6130

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.
\# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.
\+ If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

Rentokil Initial

EPT Disclosure

UBS AG (EPT)
26 September 2005

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BPB PLC
Relevant security dealt in	ORDINARY SHARES 50P
Name of offeree/offeror with whom connected	COMPAGNIE DE SAINT-GOBAIN
Nature of connection #	CONNECTED ADVISER
Date of dealing	23 September 2005
Total number of securities bought	85,224
Highest price paid (currency must be stated)	7.376 GBP

Lowest price paid (currency must be stated)	7.36 GBP
Total number of securities sold	0
Highest price paid (currency must be stated)	0 GBP
Lowest price paid (currency must be stated)	0 GBP
Date of disclosure	26 September 2005
Contact name	JOSEPH EVANS
Telephone number	020 7567 8287

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

Name of exempt principal trader	UBS AG London Branch
Company dealt in	RENTOKIL INITIAL PLC
Relevant security dealt in	ORDINARY SHARES 1P
Name of offeree/offeror with whom connected	RENTOKIL INITIAL PLC
Nature of connection #	CONNECTED ADVISER
Date of dealing	23 September 2005

Total number of securities bought	350,601
Highest price paid (currency must be stated)	1.6725 GBP
Lowest price paid (currency must be stated)	1.67 GBP
Total number of securities sold	355,621
Highest price paid (currency must be stated)	1.675 GBP
Lowest price paid (currency must be stated)	1.67 GBP
Date of disclosure	26 September 2005

Contact name	JOSEPH EVANS
Telephone number	020 7567 8287

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

Name of exempt principal trader	UBS AG London Branch

Company dealt in	AEGIS GROUP PLC
Relevant security dealt in	ORDINARY SHARES 5P
Name of offeree/offeror with whom connected	PUBLICIS GROUPE SA
Nature of connection #	CONNECTED ADVISER
Date of dealing	23 September 2005
Total number of securities bought	3,542,870
Highest price paid (currency must be stated)	1.415 GBP
Lowest price paid (currency must be stated)	1.395 GBP
Total number of securities sold	163,941
Highest price paid (currency must be stated)	1.4175 GBP

	1.395 GBP
Lowest price paid (currency must be stated)	
Date of disclosure	26 September 2005
Contact name	JOSEPH EVANS
	020 7567 8287
Telephone number	

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

Name of exempt principal trader	UBS AG London Branch
Company dealt in	PUBLICIS GROUPE SA
Relevant security dealt in	ORD EUR 0.40
Name of offeree/offeror with whom connected	PUBLICIS GROUPE SA
Nature of connection #	CONNECTED ADVISER
Date of dealing	23 September 2005
	47,777
Total number of securities bought	
	26.52 EUR
Highest price paid (currency must be stated)	
	26.24 EUR
Lowest price paid (currency must be stated)	
	12,371

Total number of securities sold

Highest price paid (currency must be stated)	26.50 EUR
Lowest price paid (currency must be stated)	26.22 GBP

Date of disclosure	26 September 2005
Contact name	JOSEPH EVANS
Telephone number	020 7567 8287

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

This information is provided by RNS
The company news service from the London Stock Exchange

Rentokil Initial

Rule 8.3- (Rentokil Initial)

Fidelity International Ltd
26 September 2005

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	FMR CORP. AND/OR ONE OR MORE OF ITS DIRECT OR INDIRECT SUBSIDIARIES AND FIDELITY INTERNATIONAL LIMITED AND/OR ONE OR MORE OF ITS DIRECT AND INDIRECT SUBSIDIARIES
Company dealt in	RENTOKIL INITIAL PLC
Relevant security dealt in	ORDINARY SHARES
If a connected EFM, name of offeree/ offeror with which connected	N/A
If a connected EFM, nature of connection #	N/A
Date of dealing	23 SEPTEMBER 2005

DEALINGS +

Amount bought	Price per unit (currency must be stated)
196,000	1.6700 GBP/SHARE
4,728,699	1.6743 GBP/SHARE

Amount sold	Price per unit (currency must be stated)

Resultant total amount and percentage of the same relevant security owned or controlled	53,099,428 (2.93%)

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	26 SEPTEMBER 2005
Contact name	SHAUN JACKSON
Telephone number	01737 837 092

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

\# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

\+ If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

This information is provided by RNS
The company news service from the London Stock Exchange

Rentokil Initial

Rule 2.10 Announcement

Rentokil Initial PLC
27 September 2005

RENTOKIL INITIAL plc

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN

FOR IMMEDIATE RELEASE

27 September 2005

RULE 2.10 ANNOUNCEMENT

Rentokil Initial plc announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that at the close of business on 26 September 2005 its issued share capital consisted of 1,813,492,492 ordinary shares of 1p each.

The International Securities Identification Number is GB00B082RF11.

Enquiries:

Rentokil Initial plc - Charles Grimaldi +44 (0) 1342 833022

Brunswick Group LLP - Gill Ackers +44 (0) 20 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

Rentokil Initial

Rule 8.3- Rentokil Init PLC

State Street Global Advisors
27 September 2005

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	STATE STREET GLOBAL ADVISORS LIMITED	
Company dealt in	Rentokil Initial PLC	
Relevant security dealt in	Ord	
If a connected EFM, name of offeree/	N/A	
offeror with which connected		
If a connected EFM, nature of connection #	N/A	
Date of dealing	26/09/2005	

DEALINGS +

Amount bought	Price per unit (GBP)	
5,000	1.69	
Amount sold	Price per unit (GBP)	
Resultant total amount and percentage of the same relevant security owned or controlled	48,254,089	2.67%

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? YES/ NO

Date of disclosure	27/09/2005
Contact name	Caroline O'Connor
Telephone number	020 7698 6130

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

\+ If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

Rentokil Initial

Rule 8.3- Rentokil Initial

Schroders PLC
27 September 2005

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY

(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	Schroders plc
Company dealt in	Rentokil Initial Plc
Relevant security dealt in	Ordinary 1p shares
If a connected EFM, name of offeree/offeror with which connected	n/a
If a connected EFM, nature of connection #	n/a
Date of dealing	26.09.05

DEALINGS +

Amount bought	Price per unit (currency must be stated)

Amount sold	Price per unit (currency must be stated)
27,400	168.5p

Resultant total amount and percentage of the same 88,615,860 (4.887%) which includes an in-specie transfer out of relevant security owned or controlled 127,590 shares.

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	27.09.05
Contact name	Katy Creagh-Osborne
Telephone number	020 7658 2959

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

\+ If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

This information is provided by RNS
The company news service from the London Stock Exchange

Rentokil Initial

EPT Disclosure

UBS AG (EPT)
27 September 2005

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BPB PLC
Relevant security dealt in	ORDINARY SHARES 50P
Name of offeree/offeror with whom connected	COMPAGNIE DE SAINT-GOBAIN
Nature of connection #	CONNECTED ADVISER
Date of dealing	26 September 2005
Total number of securities bought	279,270
Highest price paid (currency must be stated)	7.3750 GBP
Lowest price paid (currency must be stated)	7.3600 GBP

Total number of securities sold	93,625
Highest price paid (currency must be stated)	7.3750 GBP
Lowest price paid (currency must be stated)	7.3600 GBP
Date of disclosure	27 September 2005
Contact name	ROBIN RAGNUTH
Telephone number	020 7567 8289

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5

and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

Name of exempt principal trader	UBS AG London Branch
Company dealt in	RENTOKIL INITIAL PLC
Relevant security dealt in	ORDINARY SHARES 1P
Name of offeree/offeror with whom connected	RENTOKIL INITIAL PLC
Nature of connection #	CONNECTED ADVISER
Date of dealing	26 September 2005
	535,816
Total number of securities bought	
	1.6925 GBP
Highest price paid (currency must be stated)	
	1.6800 GBP

Lowest price paid (currency must be stated)

Total number of securities sold	547,494
Highest price paid (currency must be stated)	1.6925 GBP
Lowest price paid (currency must be stated)	1.6800 GBP
Date of disclosure	27 September 2005
Contact name	ROBIN RAGNUTH
Telephone number	020 7567 8289

\# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

Name of exempt principal trader	UBS AG London Branch
Company dealt in	AEGIS GROUP PLC
Relevant security dealt in	ORDINARY SHARES 5P
Name of offeree/offeror with whom connected	PUBLICIS GROUPE SA
Nature of connection #	CONNECTED ADVISER
Date of dealing	26 September 2005
	1,337,843
Total number of securities bought	
	1.4150 GBP

Highest price paid (currency must be stated)

1.3900 GBP

Lowest price paid (currency must be stated)

2,111,516

Total number of securities sold

1.4100 GBP

Highest price paid (currency must be stated)

1.3925 GBP

Lowest price paid (currency must be stated)

Date of disclosure	27 September 2005
Contact name	ROBIN RAGNUTH
Telephone number	020 7567 8289

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

Name of exempt principal trader	UBS AG London Branch
Company dealt in	PUBLICIS GROUPE SA
Relevant security dealt in	ORD EUR 0.40
Name of offeree/offeror with whom connected	PUBLICIS GROUPE SA
Nature of connection #	CONNECTED ADVISER
Date of dealing	26 September 2005
	100,640
Total number of securities bought	

	26.58 EUR
Highest price paid (currency must be stated)	
	26.41 EUR
Lowest price paid (currency must be stated)	
	17,961
Total number of securities sold	
	26.58 EUR
Highest price paid (currency must be stated)	
	26.41 GBP
Lowest price paid (currency must be stated)	
Date of disclosure	27 September 2005
Contact name	ROBIN RAGNUTH 020 7567 8289
Telephone number	

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

Rentokil Initial

Rule 8.3-Rentokil Initial PLC

UBS Global Asset Management (UK)Ltd
28 September 2005

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	UBS GLOBAL ASSET MANAGEMENT (UK) LTD
Company dealt in	RENTOKIL INITIAL
Relevant security dealt in	ORD 1P (POST REORG)
If a connected EFM, name of offeree/offeror with which connected	RENTOKIL INITIAL
If a connected EFM, nature of connection #	CONNECTED ADVISOR TO THE ABOVE
Date of dealing	27/09/2005

DEALINGS +

Amount bought	Price per unit (currency must be stated)
Amount sold	Price per unit (currency must be stated)

77,421	168.63P
7,164	£1.6863
185,501	£1.6863

Resultant total amount and percentage of the same relevant security owned or controlled 132,262,749 (7.2%)

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? YES/ NO

Date of disclosure 28/09/2005

Contact name PANNA GOHILL

Telephone number 020 7901 5139

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

\+ If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

This information is provided by RNS
The company news service from the London Stock Exchange

Rentokil Initial

Rule 8.3- Rentokil Initial

Schroders PLC
28 September 2005

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY

(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	Schroders plc
Company dealt in	Rentokil Initial Plc
Relevant security dealt in	Ordinary 1p shares
If a connected EFM, name of offeree/offeror with which connected	n/a
If a connected EFM, nature of connection #	n/a
Date of dealing	27.09.05

DEALINGS +

Amount bought	Price per unit (currency must be stated)
300,000	168.75p

Amount sold	Price per unit (currency must be stated)

Resultant total amount and percentage of the same relevant security owned or controlled	88,915,860 (4.903%)
IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED?	NO
Date of disclosure	28.09.05
Contact name	Katy Creagh-Osborne
Telephone number	020 7658 2959

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

+ If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

This information is provided by RNS
The company news service from the London Stock Exchange

Rentokil Initial

Rule 8.3- Rentokil Initial PL

State Street Global Advisors
28 September 2005

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	STATE STREET GLOBAL ADVISORS LIMITED	
Company dealt in	Rentokil Initial PLC	
Relevant security dealt in	Ord	
If a connected EFM, name of offeree/ offeror with which connected	N/A	
If a connected EFM, nature of connection #	N/A	
Date of dealing	27/09/2005	
DEALINGS +		
Amount bought	Price per unit (GBP)	
Amount sold	Price per unit (GBP)	
5,543	1.69	
Resultant total amount and percentage of the same relevant security owned or controlled	48,248,546	2.67%

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? YES/ NO

Date of disclosure	28/09/2005

Contact name	Caroline O'Connor
Telephone number	020 7698 6130

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

\# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

\+ If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

Rentokil Initial

EPT Disclosure

UBS AG (EPT)
28 September 2005

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BPB PLC
Relevant security dealt in	ORDINARY SHARES 50P
Name of offeree/offeror with whom connected	COMPAGNIE DE SAINT-GOBAIN
Nature of connection #	CONNECTED ADVISER
Date of dealing	27 September 2005
Total number of securities bought	302,811
Highest price paid (currency must be stated)	7.3861 GBP
Lowest price paid (currency must be stated)	7.3550 GBP

Total number of securities sold	41,061
Highest price paid (currency must be stated)	7.3750 GBP
Lowest price paid (currency must be stated)	7.3700 GBP
Date of disclosure	28 September 2005
Contact name	ROBIN RAGNUTH
Telephone number	020 7567 8289

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5

and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

Name of exempt principal trader	UBS AG London Branch
Company dealt in	RENTOKIL INITIAL PLC
Relevant security dealt in	ORDINARY SHARES 1P
Name of offeree/offeror with whom connected	RENTOKIL INITIAL PLC
Nature of connection #	CONNECTED ADVISER
Date of dealing	27 September 2005
	288,964
Total number of securities bought	
	1.6950 GBP
Highest price paid (currency must be stated)	
	1.6800 GBP

Lowest price paid (currency must be stated)

113,255

Total number of securities sold

1.6950 GBP

Highest price paid (currency must be stated)

1.6775 GBP

Lowest price paid (currency must be stated)

Date of disclosure 28 September 2005

Contact name ROBIN RAGNUTH

020 7567 8289

Telephone number

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

Rentokil Initial

Rule 8.3-Rentokil Initial PLC

Fidelity International Ltd
28 September 2005

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	FMR CORP. AND/OR ONE OR MORE OF ITS DIRECT OR INDIRECT SUBSIDIARIES AND FIDELITY INTERNATIONAL LIMITED AND/OR ONE OR MORE OF ITS DIRECT AND INDIRECT SUBSIDIARIES
Company dealt in	RENTOKIL INITIAL PLC
Relevant security dealt in	ORDINARY SHARES
If a connected EFM, name of offeree/ offeror with which connected	N/A
If a connected EFM, nature of connection #	N/A
Date of dealing	27 SEPTEMBER 2005

DEALINGS +

Amount bought	Price per unit (currency must be stated)
436,314	1.6850 GBP/Share

Amount sold	Price per unit (currency must be stated)

Resultant total amount and percentage of the same relevant security owned or controlled 53,535,742 (2.96%)

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure 28 SEPTEMBER 2005

Contact name SHAUN JACKSON

Telephone number 01737 837 092

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

\# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

\+ If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

Rentokil Initial

EPT Disclosure - CFD

UBS AG (EPT)
28 September 2005

FORM 38.5 (DERIVATIVE)

DEALINGS IN DERIVATIVES BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

Name of exempt principal trader	UBS AG London Branch
Company dealt in	RENTOKIL INITIAL PLC
Description of all derivative products disclosed on this form	CFD
Relevant security to which the derivative is referenced	ORDINARY SHARES 1P
Name of offeree/offeror with whom connected	RENTOKIL INITIAL PLC
Nature of connection #	CONNECTED ADVISER
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.	N/A
Date of dealing	27 September 2005

WRITING/ENTERING INTO A DERIVATIVE

Product name	Transaction date	Writing/entering into (indicate as applicable)	Number of securities to which the derivative is referenced	Reference price (currency must be stated)	Maturity date
eg long CFD					

CLOSING OUT A DERIVATIVE

Product name	Transaction date	Number of securities to which the derivative is referenced	Reference price (currency must be stated)	Closing out price (currency must be stated)
eg long CFD				
SHORT CFD	27 SEP 2005	40,000	1.5725 GBP	1.6875 GBP
LONG CFD	27 SEP 2005	24,026	1.6226 GBP	1.6850 GBP
LONG CFD	27 SEP 2005	8,406	1.6341 GBP	1.6850 GBP
LONG CFD	27 SEP 2005	9,278	1.6271 GBP	1.6850 GBP

Date of disclosure: 28 September 2005

Contact name: JOSEPH EVANS

Telephone number: 020 7567 8287

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

6.2

Rentokil Initial

Initial Style Conferences

Rentokil Initial PLC
29 September 2005

Update on potential disposal of Initial Style Conferences

Rentokil Initial plc ('Rentokil' or the 'Company') updates investors that the process to dispose of Initial Style Conferences Limited ('Style Conferences') announced on 25th August is continuing on track, and that the asset has attracted a significant amount of initial interest from potential acquirors.

After receiving more than 20 indicative bids based on confidential information distributed to a variety of qualified parties, the Company has significantly narrowed the number of parties progressing to the next phase of the process. This will involve dissemination of further detailed information prior to potential acquirors submitting firm and binding offers for Style Conferences. No party indicating a bid at or below £300m is being taken through to the next phase.

Rentokil now expects to announce the conclusion of the process and the sale of Style Conferences by the end of November. The Company clarifies that there can be no certainty as to the final outcome of any potential sale of Style Conferences.

Further details will be provided in due course if appropriate.

Enquiries:

Rentokil Initial plc +44 (0) 1342 833022

Mark Boyle, Group Acquisitions Director

Greenhill & Co. International LLP +44 (0) 20 7440 0400

Simon Borrows

Edward Wakefield

Brunswick Group LLP +44 (0) 20 7404 5959

John Sunnucks

Gill Ackers

Greenhill & Co. International LLP ('Greenhill & Co.'), which is regulated by the Financial Services Authority, is acting for Rentokil Initial plc in connection with its potential divestiture of Initial Style Conferences Limited and for no one else and will not be responsible to anyone other than Rentokil Initial for providing the protections afforded to customers of Greenhill & Co. nor for providing advice in relation to this potential transaction.

Rentokil Initial

Rule 8.3- Rentokil Initial

Hermes Investment Management
29 September 2005

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HERMES INVESTMENT MANAGEMENT LTD
Company dealt in	RENTOKIL INITIAL
Relevant security dealt in	ORD 1P
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	28 SEPTEMBER 05

DEALINGS +

Amount bought	Price per unit (currency must be stated)

Amount sold	Price per unit (currency must be stated)
345,027	GBP 1.6775

Resultant total amount and percentage of the same relevant security owned or controlled	87,366,460	4.818%

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	29 SEPTEMBER 05
Contact name	MIKE FALLON
Telephone number	020 7680 2160

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

\# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

\+ If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

Rentokil Initial

Rule 8.3- Rentokil Initial

Hermes Investment Management
29 September 2005

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HERMES INVESTMENT MANAGEMENT LTD
Company dealt in	RENTOKIL INITIAL
Relevant security dealt in	ORD 1P
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	28 SEPTEMBER 05

DEALINGS +

Amount bought	Price per unit (currency must be stated)

Amount sold	Price per unit (currency must be stated)
345,027	GBP 1.6775

Resultant total amount and percentage of the same relevant security owned or controlled	87,366,460	4.818%

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	29 SEPTEMBER 05
Contact name	MIKE FALLON
Telephone number	020 7680 2160

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

\# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

\+ If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

Rentokil Initial

Rule 8.3- Rentokil Initial

Aviva PLC
29 September 2005

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY

(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	AVIVA PLC AND ITS SUBSIDIARIES
Company dealt in	RENTOKIL INITIAL PLC
Relevant security dealt in	ORD GBP0.01
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, nature of connection #	N/A
Date of dealing	28 SEPTEMBER 2005

DEALINGS +

Amount bought 1,300	Price per unit (currency must be stated) GBP1.676250
Amount sold 0	Price per unit (currency must be stated) 0

Resultant total amount and percentage of the same relevant security owned or controlled	27,500,847 (1.516%)

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	29 SEPTEMBER 2005
Contact name	NEIL WHITTAKER

Telephone number 01603 684420

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

+ If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

Rentokil Initial

Rule 8.3-Rentokil Initial Plc

Legal & General Investment Mgmnt Ld
29 September 2005

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY

(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	Legal & General Investment Management Ltd.
Company dealt in	Rentokil Initial Plc
Relevant security dealt in	Ordinary Shares GBP 0.01
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, nature of connection #	N/A
Date of dealing	28 September 2005

DEALINGS +

Amount bought	Price per unit (currency must be stated)

19,000	GBP 1.67625
Amount sold	Price per unit (currency must be stated)
19,000	GBP 1.67625

Resultant total amount and percentage of the same relevant security owned or controlled	63,120,773	3.48%

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	29 September 2005
Contact name	Helen Lewis
Telephone number	0207 528 6742

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

+ If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

This information is provided by RNS
The company news service from the London Stock Exchange

Rentokil Initial

Rule 8.3- Rentokil

Schroders PLC
29 September 2005

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY

(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	Schroders plc
Company dealt in	Rentokil Initial Plc
Relevant security dealt in	Ordinary 1p shares
If a connected EFM, name of offeree/offeror with which connected	n/a
If a connected EFM, nature of connection #	n/a
Date of dealing	28.09.05

DEALINGS +

Amount bought	Price per unit (currency must be stated)
1,267,809	167.587p
1,000,000	167.5p

Amount sold	Price per unit (currency must be stated)

Resultant total amount and percentage of the same relevant security owned or controlled	91,183,669 (5.028%)

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED?	NO

Date of disclosure	29.09.05
Contact name	Katy Creagh-Osborne
Telephone number	020 7658 2959

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

+ If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

Rentokil Initial

Rule 8.3-Rentokil Initial PLC

Fidelity International Ltd
29 September 2005

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	FMR CORP. AND/OR ONE OR MORE OF ITS DIRECT OR INDIRECT SUBSIDIARIES AND FIDELITY INTERNATIONAL LIMITED AND/OR ONE OR MORE OF ITS DIRECT AND INDIRECT SUBSIDIARIES
Company dealt in	RENTOKIL INITIAL PLC
Relevant security dealt in	ORDINARY SHARES
If a connected EFM, name of offeree/ offeror with which connected	N/A
If a connected EFM, nature of connection #	N/A
Date of dealing	28 SEPTEMBER 2005

DEALINGS +

Amount bought	Price per unit (currency must be stated)
2,350,000	1.6753 GBP/Share

Amount sold	Price per unit (currency must be stated)
Resultant total amount and percentage of the same relevant security owned or controlled	55,885,742 (3.09%)

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	29 SEPTEMBER 2005
Contact name	SHAUN JACKSON
Telephone number	01737 837 092

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

+ If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

Rentokil Initial

Rule 8.3- Rentokil Initial

UBS Global Asset Management (UK)Ltd
30 September 2005

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	UBS GLOBAL ASSET MANAGEMENT (UK) LTD
Company dealt in	RENTOKIL INITIAL
Relevant security dealt in	ORD 1P (POST REORG)
If a connected EFM, name of offeree/offeror with which connected	RENTOKIL INITIAL
If a connected EFM, nature of connection #	CONNECTED ADVISOR TO THE ABOVE
Date of dealing	29/09/2005

DEALINGS +

Amount bought	Price per unit (currency must be stated)
28,506	167.125P
47,725	£1.653479

Amount sold	Price per unit (currency must be stated)

Resultant total amount and percentage of the same relevant security owned or controlled 132,556,921 (7.3%) @

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure 30/09/2005

Contact name PANNA GOHILL

Telephone number 020 7901 5139

@ The variation between the resultant holding stated above and that included in our last relevant public Rule 8 disclosure which is not accounted for by the sales or purchases detailed above arises out of a transfer into or out of our funds under management.

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

\# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

\+ If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

Rentokil Initial

EPT Disclosure

UBS AG (EPT)
30 September 2005

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BPB PLC
Relevant security dealt in	ORDINARY SHARES 50P
Name of offeree/offeror with whom connected	COMPAGNIE DE SAINT-GOBAIN
Nature of connection #	CONNECTED ADVISER
Date of dealing	29 September 2005
Total number of securities bought	571,838
Highest price paid (currency must be stated)	7.3660 GBP

7.3485 GBP

Lowest price paid (currency must be stated)

29,148

Total number of securities sold

7.3700 GBP

Highest price paid (currency must be stated)

7.3500 GBP

Lowest price paid (currency must be stated)

Date of disclosure 30 September 2005

Contact name JOSEPH EVANS
020 7567 8286

Telephone number

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

Name of exempt principal trader	UBS AG London Branch
Company dealt in	RENTOKIL INITIAL PLC
Relevant security dealt in	ORDINARY SHARES 1P
Name of offeree/offeror with whom connected	RENTOKIL INITIAL PLC
Nature of connection #	CONNECTED ADVISER
Date of dealing	29 September 2005

Total number of securities bought	1,120,128
Highest price paid (currency must be stated)	1.6794 GBP
Lowest price paid (currency must be stated)	1.6525 GBP
Total number of securities sold	699,452
Highest price paid (currency must be stated)	1.6725 GBP
Lowest price paid (currency must be stated)	1.6525 GBP
Date of disclosure	30 September 2005

Contact name	JOSEPH EVANS
Telephone number	020 7567 8286

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

Rentokil Initial

EPT Disclosure - CFD

UBS AG (EPT)
30 September 2005

FORM 38.5 (DERIVATIVE)

DEALINGS IN DERIVATIVES BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

Name of exempt principal trader	UBS AG London Branch
Company dealt in	RENTOKIL INITIAL PLC
Description of all derivative products disclosed on this form	CFD
Relevant security to which the derivative is referenced	ORDINARY SHARES 1P
Name of offeree/offeror with whom connected	RENTOKIL INITIAL PLC
Nature of connection #	CONNECTED ADVISER
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.	N/A
Date of dealing	29 September 2005

WRITING/ENTERING INTO A DERIVATIVE

Product name eg long CFD	Transaction date	Writing/entering into (indicate as applicable)	Number of securities to which the derivative is referenced	Reference price (currency must be stated)	Maturity date
LONG CFD	29 SEP 2005	WRITING	8,500	1.6794 GBP	4 OCT 2012

CLOSING OUT A DERIVATIVE

Product name eg long CFD	Transaction date	Number of securities to which the derivative is referenced	Reference price (currency must be stated)	Closing out price (currency must be stated)
LONG CFD	29 SEP 2005	274,720	1.6840 GBP	1.6566 GBP

Date of disclosure	30 September 2005
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

Rentokil Initial

Rule 8.3- Rentokil

Schroders PLC
30 September 2005

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY

(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	Schroders plc
Company dealt in	Rentokil Initial Plc
Relevant security dealt in	Ordinary 1p shares
If a connected EFM, name of offeree/offeror with which connected	n/a
If a connected EFM, nature of connection #	n/a
Date of dealing	29.09.05

DEALINGS +

Amount bought	Price per unit (currency must be stated)
43,500	165.25p
2,300,000	166.303p
4,135	167.5p

Amount sold	Price per unit (currency must be stated)
Resultant total amount and percentage of the same relevant security owned or controlled	93,531,304 (5.158%)
IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED?	NO
Date of disclosure	30.09.05
Contact name	Katy Creagh-Osborne
Telephone number	020 7658 2959

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

+ If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

This information is provided by RNS
The company news service from the London Stock Exchange

Rentokil Initial

Rule 8.3-Rentokil Initial PLC

Fidelity International Ltd
30 September 2005

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	FMR CORP. AND/OR ONE OR MORE OF ITS DIRECT OR INDIRECT SUBSIDIARIES AND FIDELITY INTERNATIONAL LIMITED AND/OR ONE OR MORE OF ITS DIRECT AND INDIRECT SUBSIDIARIES
Company dealt in	RENTOKIL INITIAL PLC
Relevant security dealt in	ORDINARY SHARES
If a connected EFM, name of offeree/ offeror with which connected	N/A
If a connected EFM, nature of connection #	N/A
Date of dealing	29 SEPTEMBER 2005

DEALINGS +

Amount bought	Price per unit (currency must be stated)
5,021,491	1.6613 GBP/Share

Amount sold	Price per unit (currency must be stated)

Resultant total amount and percentage of the same relevant security owned or controlled	60,907,233 (3.36%)

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	30 SEPTEMBER 2005
Contact name	SHAUN JACKSON
Telephone number	01737 837 092

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

\# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

\+ If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

Rentokil Initial

Rule 8.3-Rentokil Initial PLC

State Street Global Advisors
30 September 2005

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	STATE STREET GLOBAL ADVISORS LIMITED
Company dealt in	Rentokil Initial PLC
Relevant security dealt in	Ord
If a connected EFM, name of offeree/ offeror with which connected	N/A
If a connected EFM, nature of connection #	N/A
Date of dealing	29/09/2005
DEALINGS +	*****Variance of 8,200 due to Transfer Receive*****
Amount bought	Price per unit (GBP)
Amount sold	Price per unit (GBP)
Resultant total amount and percentage of the same relevant security owned or controlled	48,256,746 2.67%

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? YES/ NO

Date of disclosure	30/09/2005
Contact name	Caroline O'Connor
Telephone number	020 7698 6130

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.
# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.
+ If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

Rentokil Initial

Holding(s) in Company

Rentokil Initial PLC
30 September 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Rentokil Initial plc

2. Name of shareholder having a major interest

Fidelity International Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

IN RESPECT OF HOLDINGS OF SHAREHOLDERS REFERRED TO IN 2 ABOVE.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

JP Morgan, Bournemouth -	3,834,199
Bank of New York, Brussels -	170,300

Northern Trust, London -	168,400
JP Morgan - Bournemouth	5,348,400
Brown Brothers Harriman, Luxemburg -	43,724,443
Northern Trust, London -	196,300
Bank of New York, London -	2,443,700

5. Number of shares / amount of stock acquired

55,885,742

6. Percentage of issued class

3.08%

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary 1p

10. Date of transaction

29th September 2005

11. Date company informed

29th September 2005

12. Total holding following this notification

55,885,742

13. Total percentage holding of issued class following this notification

3.08%

14. Any additional information

No

15. Name of contact and telephone number for queries

Paul Griffiths 01342 830332

16. Name and signature of authorised company official responsible for making this notification

Paul Griffiths

Date of notification

30th September 2005